As filed with the Securities and Exchange Commission on September 24, 2004

Registration No. 333-117406

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMC INSURANCE GROUP INC.

(Exact name of Registrant as specified in its charter)

Iowa	6331	42-6234555
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

717 Mulberry Street

Des Moines, Iowa 50309

(515) 280-2511

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mark E. Reese

Vice President and Chief Financial Officer

EMC Insurance Group Inc.

717 Mulberry Street

Des Moines, Iowa 50309

(515) 280-2902

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard W. Hoffmann Vice President and General Counsel EMC Insurance Group Inc. 717 Mulberry Street Des Moines, Iowa 50309 (515) 280-2450	Mark C. Dickinson G. Thomas Sullivan Nyemaster, Goode, West, Hansell & O’Brien, P.C. 700 Walnut, Suite 1600 Des Moines, Iowa 50309 (515) 283-3100	Brian J. Fahrney Anthony J. Ribaudo Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, IL 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 24, 2004

3,800,000 Shares

EMC Insurance Group Inc.

Common Stock

We are offering 2,000,000 shares of our common stock and Employers Mutual Casualty Company, our parent corporation and the only selling stockholder, is offering 1,800,000 shares of our common stock. We will not receive any proceeds from the sale of our shares by the selling stockholder. Our common stock is quoted on the Nasdaq National Market under the symbol “EMCI.” The last reported sale price of our common stock on September 22, 2004 was $20.16 per share.

This investment involves risk. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to EMC Insurance Group Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters have a 30-day option to purchase up to 570,000 additional shares of common stock from the selling stockholder to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state insurance or securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about             , 2004, subject to customary closing conditions.

Keefe, Bruyette & Woods

A.G. Edwards

KeyBanc Capital Markets

The date of this prospectus is             , 2004

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

In 2003, we did not actively write business in the states shaded gray above.

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, in this prospectus:

•	references to “Group,” “we,” “us” and “our” mean EMC Insurance Group Inc. and its subsidiaries;

•	references to “Employers Mutual,” the “selling stockholder” or “our parent corporation” mean Employers Mutual Casualty Company, an Iowa mutual insurance company that currently owns approximately 80.9 percent of our outstanding common stock;

•	references to “our property and casualty insurance companies” mean our wholly owned property and casualty insurance company subsidiaries consisting of Dakota Fire Insurance Company, EMCASCO Insurance Company, Farm and City Insurance Company and Illinois EMCASCO Insurance Company;

•	references to “our reinsurance company” or “EMC Re” mean our wholly owned reinsurance company subsidiary, EMC Reinsurance Company;

•	references to the “pooling arrangement” or the “pool” refer to the reinsurance pooling arrangement in which our property and casualty insurance companies and the Employers Mutual pool participants participate, as more fully described in this prospectus. References to the “pooling agreement” mean the agreement among the pool participants that establishes and governs the pooling arrangement;

•	references to “Group pool participants” mean our property and casualty insurance companies in their capacity as participants in the pooling arrangement; and

•	references to the “Employers Mutual pool participants” mean Employers Mutual and its wholly owned property and casualty insurance company subsidiaries, EMC Property & Casualty Company and Union Insurance Company of Providence, and an affiliate, The Hamilton Mutual Insurance Company of Cincinnati, Ohio, in their capacities as participants in the pooling arrangement.

i

CAUTIONARY NOTE REGARDING

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategies;

•	our performance goals;

•	our projected financial condition and operating results, including the operating results of the pooling arrangement;

•	industry and market trends;

•	the impact of technology on our products, operations and business; and

•	any other statements or assumptions that are not historical facts.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you decide to invest in our common stock:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”;

•	general volatility of the property and casualty insurance and reinsurance markets;

•	the market price of our common stock;

•	catastrophic and/or significant weather events;

•	state and federal legislation and regulations;

•	changes in our industry, interest rates or the general economy;

•	adequacy of loss and settlement expense reserves; and

•	rating agency actions.

When we use the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

ii

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the consolidated financial statements and related notes included in the back of this prospectus.

EMC Insurance Group Inc.

Who We Are

We are an insurance holding company that conducts operations in property and casualty insurance and reinsurance through our subsidiaries. We primarily focus on the sale of commercial lines of property and casualty insurance to small and medium-sized businesses. We sell these products through independent insurance agents who are supported by our decentralized network of branch offices. Although we actively market our insurance products in 41 states, the majority of our business is marketed and generated in the Midwest. Our property and casualty insurance operations are conducted together with the property and casualty insurance operations of our parent corporation, Employers Mutual, and we operate collectively under the trade name “EMC Insurance Companies.”

Our financial results for the six months ended June 30, 2004 and the year ended December 31, 2003 represent the best first six months and best year, respectively, in our history in terms of net income and earnings per share. Total revenues, net income and earnings per share for the six months ended June 30, 2004 were $185.5 million, $11.8 million and $1.02, respectively, and as of June 30, 2004, we had total assets of $915.1 million and stockholders’ equity of $182.8 million. Total revenues, net income and earnings per share for the year ended December 31, 2003 were $362.4 million, $20.3 million and $1.78, respectively, and as of December 31, 2003, we had total assets of $899.7 million and stockholders’ equity of $180.8 million.

Our parent corporation, Employers Mutual, is a mutual property and casualty insurance company that currently owns approximately 80.9 percent of our outstanding common stock. As part of this offering, Employers Mutual is selling shares of our common stock and reducing its holdings to approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the underwriters elect to exercise the over-allotment option in full).

Property and casualty insurance is the most significant segment of our business, representing approximately 73 percent of our premiums earned during 2003. Our property and casualty insurance operations are integrated with those of Employers Mutual and its insurance company subsidiaries and an affiliate through participation in a reinsurance pooling arrangement under which each participant transfers all of its direct insurance business to the pool and, in exchange, receives a designated percentage of the pool’s underwriting results. The pool’s direct premiums written totaled $1.1 billion in 2003 and the pool’s combined statutory surplus was $587.0 million as of December 31, 2003. For a discussion of the pooling arrangement and its benefits, please see “Our Organizational Structure” below. Our aggregate interest in the pooling arrangement is currently 23.5 percent. After completion of this offering, our aggregate interest will increase to 30.0 percent, effective January 1, 2005.

We conduct our property and casualty insurance business through four wholly owned subsidiaries, all of which participate in the pooling arrangement. We offer commercial and personal lines of property and casualty insurance to businesses and individuals, with the focus of our marketing efforts directed at small and medium-sized businesses (which we define as policyholders with annual premiums of less than $100,000). Sales of commercial lines of insurance accounted for approximately 80 percent of the pool’s direct premiums written in 2003, with approximately 67 percent of the pool’s direct premiums written in 2003 generated by sales through our ten Midwest branch offices.

Our property and casualty insurance products are marketed through 16 branch offices located strategically throughout the United States and through a distribution network of approximately 3,100 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and risk management functions according to policies and procedures established and reviewed by the home office. We believe it is important to our success to have a decentralized network of branch offices, as this allows us to develop marketing strategies, products and pricing that target the needs of individual marketing territories and take advantage of different opportunities for profit in each market. We believe that our operating structure enables us to develop close relationships with the agents and customers with whom we do business.

Our reinsurance operations, representing approximately 27 percent of our premiums earned during 2003, are conducted through our wholly owned subsidiary, EMC Reinsurance Company, whose business is limited to assuming the voluntary reinsurance business written directly by Employers Mutual with unaffiliated insurance companies (subject to certain limited exceptions). Under this arrangement, our reinsurance company receives 100 percent of the premiums (less a portion used to reimburse Employers Mutual for the purchase of third-party reinsurance protection) and assumes 100 percent of the related losses and settlement expenses on this business, subject to a maximum loss of $1.5 million with respect to any single occurrence. Our reinsurance company pays an override commission of 4.5 percent of premiums written to Employers Mutual to purchase the $1.5 million cap on losses per occurrence and our reinsurance company reimburses Employers Mutual for the acquisition expenses incurred in producing the business. Due to this arrangement, our reinsurance company’s exposure to losses resulting from Hurricane Charley, Hurricane Frances or Hurricane Ivan will not exceed $1.5 million per event. The reinsurance arrangement is governed by a quota share agreement between our reinsurance company and Employers Mutual. Our reinsurance company does not participate in the pooling arrangement and does not assume any of the direct insurance business written by any of the pool participants.

The pool participants, including our property and casualty insurance companies, are rated “A-” (Excellent) by A.M. Best Company, Inc. (which we refer to in the prospectus as “A.M. Best”). As a result of recent changes to the methodology employed by A.M. Best in assigning ratings to groups of affiliated insurance companies, A.M. Best has informed us that we no longer qualify to be rated on a “pool” basis as we have in the past, but will instead be rated on a “group” basis. We do not anticipate that this change in rating methodology will adversely affect our current financial strength rating or financial size category. Our reinsurance company is also rated “A-” (Excellent) by A.M. Best. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. A.M. Best’s ratings are not evaluations directed to potential or current investors in our common stock, nor are they recommendations to buy, sell or hold our common stock.

Our Strengths and Strategy

Our goal is to create stockholder value through disciplined and profitable growth, strong agency relationships, continued operating improvement, customer satisfaction and employee commitment to excellence. To achieve this goal, we have developed a strategy that seeks to capitalize on our strengths. Key aspects of our strengths and strategy include:

•

Achieving underwriting profitability through focused underwriting initiatives and disciplined pricing.    We focus on achieving underwriting profitability (as measured by a combined ratio of less than 100 percent) which is fundamental to our long-term financial strength. We have implemented focused underwriting initiatives that are designed to select those risks that present the potential for underwriting profit and avoid those risks that do not. An important component of underwriting profitability is premium rate adequacy, and we strive to maintain discipline in our pricing by pursuing rate increases to maintain or improve our underwriting profitability without unduly affecting our ability to attract and retain customers.

•	Pursuing profitable growth by organic expansion. We pursue expansion within our existing markets by maintaining an effective and growing network of independent agencies and providing a consistent, competitive and stable market for our products. We carefully select agencies that share our commitment to providing profitable and competitive insurance products and seek to terminate relationships with agencies that do not generate profitable business.

•	Utilizing our branch network to provide responsive and friendly agent and customer services. Through our decentralized network of 16 branch offices, we work closely with our agency force to provide a consistently responsive level of service for underwriting, claims and customer support. Based on feedback from our agents, we believe our decentralized structure is an important attribute that differentiates us from our competitors, increases agent loyalty and enhances policyholder retention.

•	Utilizing technology and claims management services and tools to control loss costs and improve our operating efficiencies. We employ technology to streamline our underwriting and claims processes and to facilitate efficient and cost-effective communications with our agents and customers. We utilize health care, vehicle repair and other specialists, and our proprietary technology, to review claims and ensure that proper and timely care and/or repairs are provided after a claim has been reported.

•	Remaining committed to financial conservatism. At June 30, 2004, our stockholders’ equity was $182.8 million. We have maintained a strong balance sheet by following conservative investment practices, incurring little financial debt and maintaining appropriate reserves. At June 30, 2004, approximately 83.7 percent of our invested assets were invested in fixed maturity securities, 82.7 percent of which were investment grade and 22.8 percent of which were government securities. The remaining 16.3 percent of our invested assets were invested in equities, short-term investments and other long-term investments. We have no outstanding debt to unaffiliated companies. Further, we believe we have established conservative reserve levels.

Our Organizational Structure

Employers Mutual currently owns approximately 80.9 percent of our outstanding common stock. Our property and casualty insurance operations are integrated with the property and casualty insurance operations of Employers Mutual and its insurance company subsidiaries and an affiliate through participation in the reinsurance pooling arrangement that we refer to in this prospectus as the “pooling arrangement” or the “pool.” All of our property and casualty insurance companies participate in the pooling arrangement. Employers Mutual and its property and casualty insurance company subsidiaries and an affiliate also participate in the pooling arrangement. Because we conduct our property and casualty insurance operations together with the Employers Mutual pool participants, we share the same business philosophy, management, employees and facilities as Employers Mutual, and offer the same types of insurance products. Our reinsurance company does not participate in the pooling arrangement. The following chart summarizes our and Employers Mutual’s organizational structures, including our property and casualty insurance companies, our reinsurance company and the Employers Mutual pool participants (with the percentages indicating approximate current ownership). The companies who participate in the pooling arrangement are indicated in bold type.

(1)	Upon completion of this offering, Employers Mutual’s ownership will be reduced to approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the underwriters elect to exercise the over-allotment option in full).

(2)	In January 2004, we announced that Farm and City Insurance Company would discontinue writing new business and implement non-renewal procedures on existing business. The operations of this insurance company were limited to writing business in the nonstandard risk automobile market. Farm and City will continue to participate in the pooling arrangement even though it will no longer write business directly.

(3)	EMC Property & Casualty Company and Union Insurance Company of Providence are wholly owned subsidiaries of Employers Mutual. Employers Mutual controls the board of directors of The Hamilton Mutual Insurance Company of Cincinnati, Ohio under the terms of an affiliation agreement under which Employers Mutual has the right to nominate a majority of the board of directors of Hamilton Mutual for as long as the $10.0 million of surplus notes issued by Hamilton Mutual to Employers Mutual remain outstanding.

Under the pooling arrangement, each participating company transfers or “cedes” to Employers Mutual all of its insurance business (with the exception of voluntary reinsurance business assumed from unaffiliated insurance companies) and, in exchange, assumes from Employers Mutual an amount equal to its specified participation interest in the underwriting results of the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. All premiums, losses, settlement expenses and other underwriting and administrative expenses (excluding voluntary reinsurance business assumed by Employers Mutual from unaffiliated insurance companies) are prorated among the participants on the basis of their participation interest in the pool. Our aggregate participation interest in the pool is currently 23.5 percent. Upon completion of this offering, our aggregate participation interest will increase to 30.0 percent effective January 1, 2005. After the increase becomes effective on January 1, 2005, we anticipate that our aggregate participation interest will not increase further for the foreseeable future. The following diagram illustrates the operation of the pooling arrangement:

(1)	Upon completion of this offering, the aggregate participation interest of the Group pool participants will increase from 23.5 percent to 30.0 percent, with the aggregate participation interest of the Employers Mutual pool participants to be reduced from 76.5 percent to 70.0 percent, all effective as of January 1, 2005.

The purpose of the pooling arrangement is to spread the risk of an exposure insured by any of the participants among all of the participants. The particular benefits that our property and casualty insurance companies realize from participating in the pooling arrangement include the following:

•	the ability to produce a more uniform and stable underwriting result from year-to-year for each participant than might otherwise be experienced on an individual basis, by spreading the risks over a wide range of:

—	geographic locations,

—	lines of insurance written,

—	rate filings,

—	commission plans offered, and

—	policy forms;

•	the ability to benefit from the capacity of the entire pool representing $1.1 billion in direct premiums written in 2003 and $587.0 million in statutory surplus as of December 31, 2003, rather than being limited to policy exposures of a size commensurate with each participant’s own assets;

•	the achievement of an “A-” (Excellent) rating from A.M. Best on the basis of participation in the pool;

•	the ability to take advantage of a significant distribution network of independent agencies that the participants most likely could not access on an individual basis;

•	the ability to negotiate and purchase reinsurance from third-party reinsurers on a combined basis, thereby achieving larger retentions and better pricing; and

•	the ability to achieve and benefit from economies of scale in operations.

Recent Developments

Three hurricanes have hit the southern United States during the third quarter of 2004. None of the pool participants write a significant amount of direct business in Florida and therefore we do not anticipate a significant amount of direct losses associated with either Hurricane Charley or Hurricane Frances. The pool participants do write direct business in the Gulf States that were impacted by Hurricane Ivan and we anticipate that our losses from this hurricane will be approximately $2.4 million. Our reinsurance company has exposure to all three of these hurricanes and anticipates it will reach its $1.5 million cap on losses assumed per occurrence on each of them. Total losses associated with these three hurricanes are estimated to be approximately $6.9 million. On an after-tax basis, these hurricane losses will reduce third quarter earnings by approximately $4.5 million or $0.39 per share.

During the third quarter of 2004, our actuaries completed their regularly scheduled evaluation of our overall loss reserves, including incurred but not reported reserves, and settlement expense reserves. Based on the results of these evaluations, we will strengthen our prior years’ reserves by approximately $588,000 during the third quarter of 2004. This increase in reserves will reduce third quarter earnings by approximately $382,000 ($0.03 per share) on an after-tax basis.

Risk Factors

Our ability to capitalize on our strengths and successfully implement our strategy involves certain risks, including:

•	the ability of Employers Mutual to determine the outcome of all matters submitted for approval by our stockholders, including the election of our board of directors;

•	the potential for conflicts of interest between the best interests of our stockholders and the best interests of the policyholders of Employers Mutual;

•	our reliance on Employers Mutual to provide employees, facilities and information technology systems to conduct our operations;

•	the potential adverse effect on our profitability if established reserves for losses and settlement expenses prove to be inadequate;

•	the likelihood that our results of operations will be adversely affected if we are unable to retain existing, and attract new, independent agents; and

•	the potential for a material adverse effect on our business and competitive position if we fail to maintain our current financial strength ratings.

For further discussion of these and other risks we face in conducting our business, we urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 13 of this prospectus.

Corporate Information

We were incorporated in Iowa in 1974 by Employers Mutual. We became a public company listed on the Nasdaq market following the initial public offering of our common stock in 1982. Our principal executive office is located at 717 Mulberry Street, Des Moines, Iowa 50309 and our telephone number is (515) 280-2511. Our website is located at www.emcinsurance.com. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Common stock offered by:
Group	2,000,000 shares

Employers Mutual	1,800,000 shares. The underwriters have an option to purchase up to an additional 570,000 shares of our common stock from Employers Mutual to cover over-allotments, if any.

Total	3,800,000 shares, not including shares subject to the over-allotment option.

Common stock outstanding after the offering	13,560,632 shares, approximately 55.7 percent of which will be owned by Employers Mutual (or approximately 51.5 percent in the event the over-allotment option is exercised in full).

Offering price	$ per share

Nasdaq National Market symbol	EMCI

Voting power held by Employers Mutual	Employers Mutual currently has the right to cast approximately 80.9 percent of the votes that may be cast at any meeting of stockholders. After this offering, Employers Mutual will be able to cast approximately 55.7 percent of the votes that may be cast at any stockholder meeting (or approximately 51.5 percent of the votes in the event the over-allotment option is exercised in full).

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million, after deducting the underwriting discount and our share of the estimated offering expenses. The net proceeds we receive from this offering will be contributed to our property and casualty insurance companies, increasing their capital to support the increase in their aggregate participation interest in the pool effective January 1, 2005. Our property and casualty insurance companies intend to invest these funds in securities consistent with our current investment policy. We will not receive any of the proceeds from the sale of shares of our common stock by Employers Mutual.

Dividend policy	We have paid a quarterly cash dividend on a consistent basis since 1982 following the initial public offering of our common stock. We presently expect to continue this practice. Since 1997, we have paid a quarterly cash dividend of $0.15 per share of our common stock. The payment of dividends will, however, be at the discretion of our board of directors and subject to our financial condition and results of operations.

The number of shares of common stock outstanding after this offering is based on 11,560,632 shares of common stock outstanding as of June 30, 2004, and excludes:

•	595,718 shares reserved as of June 30, 2004 for issuance upon exercise of outstanding options granted under Employers Mutual’s incentive stock option plans, at a weighted average exercise price of $14.26 per share;

•	316,890 shares, 288,322 shares and 196,797 shares, respectively, reserved as of June 30, 2004 for future issuance under Employers Mutual’s incentive stock option plans, its employee stock purchase plan and its non-employee director stock purchase plan; and

•	212,115 shares reserved as of June 30, 2004 for future issuance under our dividend reinvestment and common stock purchase plan.

Unless otherwise stated, all information in this prospectus assumes no outstanding options have been exercised, and no shares of our common stock have been purchased, under the plans described above since June 30, 2004.

Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The following provides summary historical and unaudited pro forma consolidated financial information as of the dates and for the periods indicated. This summary should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included later in this prospectus and the consolidated financial statements and related notes included in this prospectus.

Summary Historical Consolidated Financial Information

The summary consolidated financial information as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial information as of December 31, 2001 is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 are derived from our unaudited consolidated financial statements included in this prospectus. The summary consolidated financial information as of June 30, 2003 is derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we consider necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended June 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Year Ended December 31,			Six Months Ended June 30,
				(Unaudited)
	2001	2002	2003	2003	2004
	($ in thousands, except per share amounts)
Statement of Operations Data
Premiums earned	$265,280	$297,043	$330,623	$162,360	$167,442
Investment income, net	30,970	32,778	29,702	15,234	14,140
Realized investment gains (losses)	800	(3,159)	1,170	(1,163)	3,582
Other income	774	866	862	432	341

Total revenues	297,824	327,528	362,357	176,863	185,505

Losses and settlement expenses	221,919	207,058	226,505	112,849	114,609
Acquisition and other expenses	81,447	98,578	107,870	53,051	54,757

Total losses and expenses	303,366	305,636	334,375	165,900	169,366

Income (loss) before income tax expense (benefit)	(5,542)	21,892	27,982	10,963	16,139
Income tax expense (benefit)	(3,436)	5,790	7,633	3,087	4,324

Net income (loss)	$(2,106)	$16,102	$20,349	$7,876	$11,815

After-tax catastrophe and storm losses(1)	$14,916	$5,398	$13,612	$7,428	$5,338
After-tax impact of reserve development(1)	$3,359	$4,549	$4,859	$2,706	$1,435

Premiums earned by segment:
Property and casualty insurance	$203,393	$225,013	$241,237	$119,548	$123,569
Reinsurance	61,887	72,030	89,386	42,812	43,873

Total	$265,280	$297,043	$330,623	$162,360	$167,442

	Year Ended December 31,			Six Months Ended June 30,
				(Unaudited)
	2001	2002	2003	2003		2004
	($ in thousands, except per share amounts)
Balance Sheet Data
Total investments	$535,775	$608,194	$690,966	$636,447		$692,136
Total assets	671,565	674,864	899,712	824,862		915,140
Total liabilities	531,107	517,096	718,961	653,769		732,318
Stockholders’ equity	140,458	157,768	180,751	171,093		182,822
Per Share Data
Net income (loss) per common share – basic and diluted	$(0.19)	$1.42	$1.78	$0.69		$1.02
Book value per share	12.40	13.84	15.72	14.93		15.81
Dividends paid per share	0.60	0.60	0.60	0.30		0.30
Other Data
Average return on equity	(1.5)%	10.8%	12.0%	9.6	%(2)	13.0	%(2)
Cash dividends to closing stock price	3.5	3.4	2.8	1.6		1.3
GAAP ratios:
Loss and settlement expense ratio	83.7	69.7	68.5	69.5		68.4
Acquisition expense ratio	30.2	32.2	31.7	31.6		32.0

Combined ratio	113.9%	101.9%	100.2%	101.1%		100.4%

Impact on loss and settlement expense ratio from:(1)
Catastrophe and storm losses	8.7%	2.8%	6.3%	7.0%		4.9%
Reserve development	1.9%	2.4%	2.3%	2.6%		1.3%
Pool participants’ total net premiums written(3)	$954,945	$1,011,207	$1,062,092	$532,549		$541,038

(1)	These amounts are presented to demonstrate the variability that has occurred during the periods presented.

(2)	Annualized.

(3)	This number represents the total net premiums written for all participants (including the Employers Mutual pool participants) in the pooling arrangement.

Summary Unaudited Pro Forma Consolidated Financial Information

The following summary unaudited pro forma consolidated financial information is intended to illustrate the effect on our historical consolidated financial statements from the issuance of 2,000,000 shares of common stock pursuant to this offering and an increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement from 23.5 percent to 30.0 percent. The summary unaudited pro forma consolidated statement of income information is presented as if the offering and the increase in our aggregate participation interest had occurred as of January 1, 2003. The summary unaudited pro forma consolidated balance sheet information is presented as if the offering and the increase in our aggregate participation interest had occurred as of June 30, 2004.

This unaudited pro forma information is not necessarily indicative of the results of operations or financial condition that would have been reported if the offering and the increase in our property and casualty insurance companies’ aggregate participation interest had occurred at the foregoing assumed dates. For example, the pro forma information does not include any investment income on the proceeds of the offering. Furthermore, the pro forma information is not necessarily indicative of our future results of operations or financial condition. In order to understand more fully this summary unaudited pro forma consolidated financial information, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical and Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes included in this prospectus.

	Year Ended December 31, 2003		Six Months Ended June 30, 2004
	Actual	Adjusted	Actual	Adjusted
	($ in thousands, except per share amounts)
Consolidated Statement of Income Data:
Premiums earned(1)	$330,623	$397,348	$167,443	$201,622
Net income(1, 2, 3 and 7)	20,349	21,165	11,815	12,520
Net income per share, basic and diluted(4, 7)	1.78	1.57	1.02	0.92

			As of June 30, 2004
			Actual	Adjusted
Consolidated Balance Sheet Data:
Total assets(5, 6)			$915,140	$1,053,649
Total liabilities(5)			732,318	834,741
Total stockholders’ equity(6)			182,822	218,908

(1)	The “Adjusted” amounts reflect the increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement from 23.5 percent to 30.0 percent as if it had occurred on January 1, 2003.

(2)	The “Adjusted” amounts reflect interest income on both the $84.3 million in cash that would have been received on January 1, 2003 by our property and casualty insurance companies if their aggregate participation interest in the pooling arrangement had increased on January 1, 2003 and a weighted-average increase in our cash balance of $1.3 million and $5.1 million for the year ended December 31, 2003 and the six-month period ended June 30, 2004, respectively, as a result of the settlement of assumed inter-company balances that would have been generated under the pooling arrangement. It is assumed that the cash received would have been invested in tax-exempt municipal bonds, which is consistent with our current investment activities. Based on a laddered portfolio of municipal bond investments available on January 1, 2003, the average bond yield is assumed to be 3.39 percent.

(3)	We have used an effective 35% tax rate, except for tax-exempt interest income that would have been earned on the municipal bonds, which is taxed at an effective tax rate of 5.25 percent.

(4)	The “Adjusted” amounts reflect the increase in the average number of shares outstanding that would have resulted from the sale of 2,000,000 shares of our common stock by us in this offering as if it had occurred on January 1, 2003.

(5)	The “Adjusted” amounts reflect the increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement as if it had occurred on June 30, 2004, resulting in an increase in assets and liabilities of $102.4 million.

(6)	The “Adjusted” amount reflects the sale of 2,000,000 shares of our common stock by us in this offering at an assumed issuance date of June 30, 2004, an assumed public offering price of $19.34 per share (which is the average closing price for our common stock for the thirty calendar days ending September 22, 2004) and assumed net proceeds of $36.1 million after deducting the underwriting discount and our share of the estimated offering expenses.

(7)	The “Adjusted” amounts for “Net income” and “Net income per share, basic and diluted” do not reflect investment income on the net proceeds assumed to be generated from the sale of 2,000,000 shares of our common stock by us in this offering. Assuming that the offering had been completed on January 1, 2003, that the offering had generated net proceeds of $36.1 million and that these proceeds had earned 3.39 percent (based on a laddered portfolio of municipal bond investments available on January 1, 2003), during the year ended December 31, 2003 and the six-month period ended June 30, 2004, the Company’s adjusted net income would have increased to $22,338,000 ($1.66 per share) for the year ended December 31, 2003 and $13,121,000 ($0.97 per share) for the six months ended June 30, 2004.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock.

Risks Relating to Us and Our Business

Our operations are integrated with those of Employers Mutual, our parent corporation, and potential conflicts exist between the best interests of our stockholders and the best interests of the policyholders of Employers Mutual.

Employers Mutual currently owns shares of our common stock entitling it to cast approximately 80.9 percent of the aggregate votes eligible to be cast by our stockholders at any meeting of stockholders. These holdings enable Employers Mutual to control the election of our board of directors. Upon completion of this offering, Employers Mutual’s voting percentage will be reduced to approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the over-allotment option is exercised in full). Employers Mutual will accordingly retain the ability, on a post-offering basis, to control the election of our board of directors. In addition, three of the eight members of our board of directors are also members of the board of directors of Employers Mutual. These directors have a fiduciary duty both to our stockholders and to the policyholders of Employers Mutual. Our executive officers hold the same positions with both Employers Mutual and us, and therefore also have a fiduciary duty both to our stockholders and to the policyholders of Employers Mutual. Certain potential and actual conflicts of interest arise from our relationship with Employers Mutual and these competing fiduciary duties. Among these conflicts of interest are:

•	we and Employers Mutual must establish the relative participation interests of all the participating insurers in the pooling arrangement, along with other terms of the pooling agreement;

•	we and Employers Mutual must establish the terms of the reinsurance agreement between Employers Mutual and our reinsurance company;

•	we and Employers Mutual must make judgments about the allocation of expenses to us and our subsidiaries and to Employers Mutual’s subsidiaries that do not participate in the pooling arrangement; and

•	we may enter into other transactions and contractual relationships with Employers Mutual and its subsidiaries or affiliates.

As a consequence, we and Employers Mutual have established the Inter-Company Committee that consists of three of our independent directors who are not directors of Employers Mutual and three directors of Employers Mutual who are not members of our board of directors. Any new material agreement or transaction between Employers Mutual and us, as well as any proposed material change to an existing material agreement between Employers Mutual and us, must receive the approval of the Inter-Company Committee. Inter-Company Committee approval is granted only if our members of the Inter-Company Committee unanimously conclude that the new agreement or transaction, or proposed material change in an existing agreement, is fair and reasonable to us and our stockholders and the Employers Mutual members of the Inter-Company Committee unanimously conclude that the new agreement or transaction, or proposed change in an existing agreement, is fair and reasonable to Employers Mutual and its policyholders.

We rely on Employers Mutual to provide employees, facilities and information technology systems to conduct our operations.

We do not employ any staff to conduct our operations, nor do we own or, with one exception, lease any facilities or information technology systems necessary for our operations. As a result, we are totally dependent on

Employers Mutual’s employees, facilities and information technology systems to conduct our business. There are no agreements in place that obligate Employers Mutual to provide us with access to its employees, facilities or information technology systems. In addition, we do not have any employment agreements with our executive officers, all of whom are employed by Employers Mutual. These arrangements make it unlikely that anyone could acquire control of us or replace our management unless Employers Mutual were in favor of such action. Any of these arrangements could diminish the value of our common stock.

Our results of operations could suffer if the pool participants were to forecast future losses inaccurately, experience unusually severe or frequent losses or inadequately price their insurance products.

Our property and casualty insurance companies participate in the pooling arrangement under which they share the underwriting results of the property and casualty insurance business written by the pool participants (excluding certain assumed reinsurance business). Because of the pooled business we are allocated, the insurance operations of the Group pool participants are integrated with the insurance operations of the Employers Mutual pool participants, and our results of operations depend upon the forecasts, pricing and underwriting results of the Employers Mutual pool participants. Although the pool is intended to produce a more uniform and stable underwriting result from year to year for the participants than they would experience separately by spreading the risk of losses among the participants, if any of the pool participants experience unusually severe or frequent losses or do not adequately price their insurance products, our business, financial condition or results of operations could suffer.

One of the distinguishing features of the property and casualty insurance industry is that its products are priced before its costs are known, as premium rates are generally determined before losses are reported. Accordingly, the pool participants must establish premium rates from forecasts of the ultimate costs they expect to incur from risks underwritten during the policy period, and premiums may not be adequate to cover the ultimate losses incurred. Further, the pool participants must establish reserves for losses and settlement expenses based upon estimates involving actuarial and statistical projections of expected ultimate liability at a given time, and it is possible that the ultimate liability will exceed these estimates because of the future development of known losses, the existence of losses that have occurred but are currently unreported or larger than expected settlements on pending and unreported claims. We review the adequacy of our reserves for the various lines of business underwritten on a quarterly basis and these reviews have in the past, and may in the future, indicate that additional reserves are necessary to adequately cover anticipated losses and settlement expenses. For example, we increased our bulk loss and settlement expense reserves by approximately $2.9 million in the second quarter of 2004, which reduced earnings by approximately $1.9 million or $0.17 per share. The process of estimating reserves is inherently judgmental and can be influenced by factors that are subject to variation. If the premium rates or reserves established are not sufficient, our business, financial condition or results of operations may be adversely impacted.

Our business may not continue to grow and may be adversely affected if we cannot retain existing, and attract new, independent agents or if insurance consumers increase their use of other insurance delivery systems.

The continued growth of our business will depend upon our ability to retain existing, and attract new, independent agents. Our agency force is one of the most important components of our competitive position. To the extent that our existing agents cannot maintain current levels of production, our business, financial condition and results of operations will suffer. Moreover, if independent agencies find it easier to do business with our competitors, it could be difficult for us to retain our existing business or attract new business. While we believe we maintain good relationships with our independent agents, we cannot be certain that these independent agents will continue to sell our products to the consumers they represent. Some of the factors that could adversely affect our ability to retain existing, and attract new, independent agents include:

•	the significant competition among our competitors to attract independent agents;

•	our requirement that independent agents adhere to disciplined underwriting standards; and

•	our ability to pay competitive and attractive commissions, bonuses and other incentives to independent agents as compensation for selling our products.

While we sell substantially all our insurance through our network of independent agents, many of our competitors sell insurance through a variety of other delivery methods, including captive agencies, the Internet and direct sales. To the extent that individuals represented by our independent agents change their delivery system preference, our business, financial condition or results of operations may be adversely affected.

The failure of the pool participants to maintain their current financial strength rating could materially and adversely affect our business and competitive position.

The pool participants, including our property and casualty insurance companies, are currently rated “A-” (Excellent) by A.M. Best, an industry-accepted source of property and casualty insurance company financial strength ratings. A.M. Best ratings are specifically designed to provide an independent opinion of an insurance company’s financial health and its ability to meet ongoing obligations to policyholders. These ratings are directed toward the protection of policyholders, not investors. Although the pool participants’ rating was downgraded in 2001 from “A” (Excellent) to “A-” (Excellent), we believe this action has not had a negative impact on our property and casualty insurance business. If, however, the pool participants were to be further downgraded by A.M. Best, it would adversely affect our competitive position and make it more difficult for us to market our products, and retain our existing agents and policyholders. Moreover, the 2001 downgrade of Employers Mutual’s rating resulted in a loss of some of our reinsurance business and any further downgrade of its rating could make it ineligible to assume certain reinsurance business and, accordingly, result in a material reduction in the amount of reinsurance business assumed by our reinsurance company.

As a result of recent changes to the A.M. Best rating methodology, we have amended the pooling agreement, subject to receipt of required regulatory approvals, to enable us and the Employers Mutual pool participants to have our financial strength ratings determined on a “group” basis. The most significant amendment to the pooling agreement requires each pool participant to assume its pro rata share (based on its participation interest in the pool) of the liabilities of any pool participant that becomes insolvent or is otherwise subject to liquidation or receivership proceedings, subject to compliance with all regulatory requirements applicable to such adjustment. Under this provision, the Group pool participants could become financially responsible for their pro rata share of the liabilities of one of the Employers Mutual pool participants in the event of an insolvency or a liquidation or receivership proceeding involving such participant.

We are dependent on dividends from our subsidiaries for the payment of our operating expenses and dividends to stockholders; however, our subsidiaries may be unable to pay dividends to us.

As a holding company, we rely primarily on dividends from our subsidiaries as a source of funds to meet our corporate obligations and pay dividends to our stockholders. Payment of dividends by our subsidiaries is subject to regulatory restrictions and depends on the surplus position of our subsidiaries. The maximum amount of dividends that our subsidiaries can pay us in 2004 without prior regulatory approval is approximately $22.2 million. In addition, state insurance regulators have broad discretion to limit the payment of dividends by our subsidiaries in the future. The ability of our subsidiaries to pay dividends to us may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, competitive position and the amount of premiums that can be written.

Our investment portfolio is subject to economic loss, principally from changes in the market value of financial instruments.

We had fixed maturity investments with a market value of $574.1 million at June 30, 2004 that are subject to:

•	market value risk, which is the risk that our invested assets will decrease in value due to:

•	an increase in interest rates or a change in the prevailing market yields on our investments,

•	an unfavorable change in the liquidity of an investment, or

•	an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of an investment;

•	reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected; and

•	liquidity risk, which is the risk that we may have to sell assets at an undesirable time and/or price to provide cash for payment of claims.

Our fixed maturity investment portfolio includes mortgage-backed and other asset-backed securities. As of June 30, 2004, mortgage-backed securities and other asset-backed securities constituted approximately 3.8 percent of our cash and invested assets. As with other fixed maturity investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in the interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates.

Our equity portfolio of $53.2 million as of June 30, 2004 is subject to economic loss from a decline in market prices. We invest in publicly traded companies listed in the United States with large market capitalizations. An adverse development in the stock market, or one or more companies that we invest in, could adversely affect our capital position.

The success of any investment activity is affected by general economic conditions, which may adversely affect the markets for fixed maturity and equity securities. Unexpected volatility or illiquidity in the markets in which we hold securities, whether due to terrorist events or otherwise, could reduce our liquidity and stockholders’ equity.

The pool participants currently conduct business in all 50 states, with a concentration of business in the Midwest. Catastrophe occurrences or other conditions affecting losses in this region could adversely affect our business, financial condition or results of operations.

In 2003, approximately 67 percent of the direct premiums written of the pool were generated through our ten Midwest branch offices, with approximately 16 percent of the direct premiums written generated in Iowa. While the pool participants actively manage their exposure to catastrophes through their underwriting process and the purchase of third-party reinsurance, a single catastrophic occurrence, destructive weather pattern, general economic trend, terrorist attack, regulatory development or any other condition affecting the states in which we conduct substantial business could materially adversely affect our business, financial condition or results of operations. Common catastrophic events include tornadoes, wind-and-hail storms, fires, explosions and severe winter storms. Moreover, our revenues and profitability are affected by the prevailing regulatory, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it more costly or more difficult for the pool participants to conduct their business. Adverse regulatory developments in these states could include reductions in the maximum rates permitted to be charged, restrictions on rate increases, or fundamental changes to the design or operation of the regulatory framework, and any of these could have a material adverse effect on our business, financial condition or results of operations.

Losses related to a terrorist attack could have a material adverse impact on our business, financial condition or results of operations.

Terrorist attacks could cause significant losses from insurance claims related to the property and casualty insurance operations of the pool participants and have a material adverse impact on our business, financial condition or results of operations. Two years ago, the United States Congress enacted the Terrorism Risk Insurance Act of 2002 (the “Terrorism Act”), which requires that some coverage for terrorism losses be offered by primary property and casualty insurers and provides federal assistance for recovery of claims through 2005. While the pool participants are protected by this federally funded terrorism reinsurance with respect to claims under commercial insurance products, the pool participants are prohibited from adding terrorism exclusions to policies they write, and a substantial deductible must be met before the Terrorism Act provides coverage to the pool. The scheduled expiration of the Terrorism Act on December 31, 2005 could also adversely affect the pool participants by causing reinsurers to increase prices or withdraw from certain markets for terrorism coverage. In addition, the Terrorism Act does not cover the personal insurance products we offer and we could incur large unexpected losses from these policies in the event of a terrorist attack. We can, therefore, offer no assurances that the threats or actual occurrence of future terrorist-like events in the United States and abroad, or military actions by the United States, will not have a material adverse effect on our business, financial condition or results of operations.

The profitability of our reinsurance company is dependent upon the experience of Employers Mutual, and changes to this relationship may adversely affect our reinsurance company’s operations.

Our reinsurance company, EMC Re, has entered into a reinsurance agreement with Employers Mutual that generated approximately 27 percent of our premiums earned in 2003. Under this agreement, EMC Re assumes the voluntary reinsurance business written directly by Employers Mutual (subject to certain limited exceptions). EMC Re relies exclusively on this agreement and on Employers Mutual for its business. If Employers Mutual terminates or otherwise seeks to modify this agreement, EMC Re may not be able to enter into a similar arrangement with another company and may be adversely affected.

Through this reinsurance agreement, EMC Re assumes the voluntary reinsurance business written directly by Employers Mutual with unaffiliated insurance companies and by the Mutual Reinsurance Bureau pool, a voluntary pool of property and casualty insurers in which Employers Mutual participates. If Employers Mutual or the other participants of the Mutual Reinsurance Bureau pool discontinue or reduce the assumption of property and casualty risks, EMC Re could be adversely affected. In connection with the risks assumed from the Mutual Reinsurance Bureau pool, officers of EMC Re and Employers Mutual have reviewed the relevant underwriting policies and procedures, however, no officer of EMC Re directly reviews such risks assumed at the time of underwriting. If Employers Mutual or the Mutual Reinsurance Bureau pool are unable to sell reinsurance at adequate premium rates, or were to have poor underwriting experience, EMC Re could be adversely affected.

We may not be successful in reducing our risks and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition or results of operations.

In order to reduce underwriting risk and increase underwriting capacity, the pool participants transfer portions of the pool’s insurance risk to other insurers through reinsurance contracts. The availability, cost and structure of reinsurance protection is subject to changing market conditions that are outside of our control. In order for these contracts to qualify for reinsurance accounting and thereby provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss.

Although the reinsurer is liable to us to the extent we transfer, or “cede,” risk to the reinsurer, we remain ultimately liable to the policyholders on all risks reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligation to policyholders to pay claims. We are subject to the credit risks of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover on claims made against our reinsurers in a timely manner, if at all, which could have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2003, we had a total of $19.2 million of unsecured reinsurance receivables, which represented 10.6 percent of our total stockholders’ equity, and our largest unsecured receivable from a single reinsurer was $4.9 million, which represented 2.7 percent of our total stockholders’ equity.

Our business is highly cyclical and competitive, which may make it difficult for us to market our products effectively and profitably.

The property and casualty insurance industry is highly cyclical and competitive, and individual lines of business experience their own cycles within the overall insurance industry cycle. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus within the industry. Increases in industry surplus have generally been accompanied by increased price competition. If we find it necessary to reduce premiums or limit premium increases due to these competitive pressures on pricing, we may experience a reduction in our profit margins and revenues and, therefore, lower profitability.

We compete with insurers that sell insurance policies through independent agents or directly to their customers. We believe that our competitors are not only national companies, but also insurers and independent agents that operate in a specific region or single state in which we operate. Some of our competitors have substantially greater financial and other resources than we have, and they may offer a broader range of products or offer competing products at lower prices. Our financial condition and results of operations could be materially and adversely affected by a loss of business to our competitors.

New pricing, claims and coverage issues and class action litigation are continually emerging in the property and casualty insurance industry, and these new issues could adversely impact our revenues or our methods of doing business.

As property and casualty insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by changing the way we price our products, by extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples include continued increases in loss severity (particularly in the workers’ compensation area), principally driven by larger court judgments and increasing medical costs, and claims based on the relationship between contingent compensation of insurance agents and the sale of suitable insurance products. The effects of these and other unforeseen emerging issues could negatively affect our results of operations or our methods of doing business.

We are subject to comprehensive regulation that may restrict our ability to earn profits.

We are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries’ ability to operate, compete, innovate or obtain necessary rate adjustments in a timely manner, and may also increase our costs and reduce profitability.

Supervision and regulation by insurance departments extend, among other things, to:

Required Licensing.    We operate under licenses issued by various state insurance departments. These licenses govern, among other things, the types of insurance coverages, agency and claims services, and products that we may offer consumers in the states in which we operate. We must apply for and obtain appropriate licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing. If a regulatory authority denies or delays granting a new license, our ability to enter new markets quickly or offer new products we believe will be profitable can be substantially impaired.

Regulation of Premium Rates and Approval of Policy Forms.    The insurance laws of most states in which our subsidiaries operate require insurance companies to file premium rate schedules and insurance policy forms for review and approval. State insurance departments have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to competition or increased costs depends, in part, on the method by which the applicable state’s rating laws are administered. Generally, state insurance departments have the authority to disapprove our requested rates. Thus, if we begin using new rates before they are approved as permitted in some states, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and are disapproved by the applicable state department. In addition, in some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs can be adversely affected.

Restrictions on Cancellation, Non-Renewal or Withdrawal.    Many states have laws and regulations that limit an insurer’s ability to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. A state insurance department may disapprove a plan that may lead, under its analyses, to market disruption. These laws and regulations could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Investment Restrictions.    Our subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause nonconforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Other Regulations.    We must also comply with laws and regulations involving, among other things:

•	disclosure, and in some cases prior approval, of transactions between members of an insurance holding company system;

•	acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, and assessments and other governmental charges;

•	use of non-public consumer information and related privacy issues; and

•	use of credit history in underwriting and rating.

These laws and regulations could adversely affect our profitability.

We cannot provide any assurance that states will not make existing insurance laws and regulations more restrictive in the future or enact new restrictive laws. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We are unable to predict whether, or to what extent, new laws and regulations that could affect our business will be adopted in the future, the timing of any such adoption and what effects, if any, they may have on our business, financial condition or results of operations.

We rely on Employer Mutual’s information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of Employers Mutual’s information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, process and pay claims and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems could interrupt our operations or adversely impact our ability to evaluate and write new and renewal business, pay claims in a timely manner and provide customer service.

Although Employers Mutual maintains insurance on its real property and other physical assets, this insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing or telecommunication systems failure unrelated to covered property damage. Also, this insurance may not necessarily compensate us for all losses resulting from covered events.

Risks Relating to Our Common Stock

Employers Mutual has the ability to determine the outcome of all matters submitted for approval by our stockholders. The price of our common stock may be adversely affected because of Employers Mutual’s ownership of our common stock.

Our common stock has one vote per share and voting control of us is currently vested in Employers Mutual. Following the completion of this offering, Employers Mutual will own approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the over-allotment option is exercised in full). As a result of recent changes to the A.M. Best rating methodology, Employers Mutual must retain a minimum 50.1 percent ownership of our outstanding common stock at all times in order for the pool participants to have their financial strength ratings determined on a “group” basis. Accordingly, Employers Mutual will retain the ability, on a post-closing basis, to control:

•	the election of our entire board of directors, which in turn determines our management and policies;

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers or other transactions providing for a change of control; and

•	the amendment of our organizational documents.

The interests of Employers Mutual may conflict with the interests of our other stockholders and may have a negative effect on the price of our common stock.

Employers Mutual’s ownership of our common stock and provisions of certain state laws make it unlikely anyone could acquire control of us or replace or remove our management unless Employers Mutual were in favor of such action, which could diminish the value of our common stock.

Employers Mutual’s ownership of our common stock and the laws and regulations of Iowa and North Dakota could delay or prevent the removal of members of our board of directors and could make a merger, tender offer or proxy contest involving us more difficult to complete, even if such events were beneficial to the interest of our stockholders other than Employers Mutual. The insurance laws of the states in which our subsidiaries are domiciled prohibit any person from acquiring control of us, and thus indirect control of our subsidiaries, without the prior approval of each such state insurance department. Generally, these laws presume that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10 percent or more of our outstanding common stock. Even persons who do not acquire beneficial ownership of 10 percent or more of the outstanding shares of our common stock may be deemed to have acquired such control, if the relevant insurance department determines that such control exists in fact. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles, which could delay, deter or prevent an acquisition that stockholders might consider to be in their best interests. Moreover, the Iowa Business Corporation Act, which governs our corporate activities, contains certain provisions that prohibit certain business combination transactions under certain circumstances. These factors could discourage a third party from attempting to acquire control of us.

Although we have consistently paid cash dividends in the past, we may not be able to pay cash dividends in the future.

We have paid cash dividends to our stockholders on a consistent basis since 1982 following the initial public offering of our common stock. However, future cash dividends will depend upon various factors, including the ability of our subsidiaries to make distributions to us, which ability may be restricted by financial or regulatory constraints. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial and regulatory conditions are met and if sufficient cash is available for distribution.

Although publicly traded, the trading market in our common stock has been substantially less liquid than the average trading market for a stock quoted on the Nasdaq National Market and this low trading volume may adversely affect the price of our common stock.

Although our common stock is listed for trading on the Nasdaq National Market, the trading market in our common stock has been substantially less liquid than the average trading market for companies quoted on the Nasdaq National Market. As of June 30, 2004, we had 11,560,632 shares of common stock outstanding. As of such date, Employers Mutual owned 81.0 percent of our common stock. Reported average daily trading volume in our common stock for the six month period ended June 30, 2004, was approximately 3,300 shares. We sponsor a dividend reinvestment and common stock purchase plan and Employers Mutual has participated in this plan in the past, and has indicated that it may continue its participation in the future (although it did not participate in the plan with respect to the dividend that was declared for the third quarter of 2004). The participation of Employers Mutual in the dividend reinvestment plan resulted in approximately 57,000 shares of our common stock being purchased in the open market during the six month period ended June 30, 2004. These purchases represented approximately 13.9 percent of the trading volume in our common stock during this period. There is no guarantee that Employers Mutual will continue to participate in the dividend reinvestment plan and any developments with respect to its participation could affect the trading volume of our common stock. Although we believe that this offering, which involves both the sale of shares by Employers Mutual and the issuance of new shares of common stock by us, will improve the liquidity for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock. Limited trading volume and Employers Mutual’s participation in our dividend reinvestment plan subject our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.

Future sales of shares of our common stock by Employers Mutual in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

We, Employers Mutual and all of our respective executive officers and directors have entered into 90-day lock-up agreements as described in “Underwriting.” These lock-up agreements are subject to certain exceptions and the shares covered thereunder may be released for resale by approval of Keefe, Bruyette & Woods, Inc. on behalf of the underwriters. Sales of substantial amounts of our common stock in the public market by Employers Mutual, or the possibility or perception that such sales could occur, could cause the market price of our common stock to decline.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting the underwriting discount and our share of the estimated offering expenses. Those net proceeds will be transferred to three of our property and casualty insurance companies as additional contributions to their capital. This increase in capital will be used to support the additional insurance business that will be allocated to them when the increase in their participation interest in the pool becomes effective on January 1, 2005. Our property and casualty insurance companies intend to invest these funds in securities consistent with our current investment policy.

We will not receive any of the proceeds from the sale of shares of our common stock by Employers Mutual through this prospectus.

DIVIDEND POLICY

We have paid a quarterly cash dividend on a consistent basis since 1982 following the initial public offering of our common stock. We presently expect to continue the practice of paying quarterly cash dividends. Since 1997, we have paid a quarterly cash dividend of $0.15 per share of our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors deemed relevant by our board of directors. There is no requirement that we must, and we cannot provide any assurances that we will, declare and pay any dividends in the future. Our board of directors may decide to retain such capital for general corporate or other purposes.

We are organized as a holding company, a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other payments from our subsidiaries. State insurance laws limit the ability of our subsidiaries to pay dividends to us. For a discussion of our cash resources and needs, and the ability of our subsidiaries to pay dividends to us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

PRICE RANGE OF COMMON STOCK

The price of our common stock is quoted on the Nasdaq National Market under the symbol “EMCI.” The last reported sale price of our common stock on September 22, 2004, was $20.16 per share. As of June 30, 2004, there were approximately 1,188 holders of record of our common stock. The following table presents, for the periods indicated, the high and low closing prices of our common stock as reported by the Nasdaq National Market.

	Price Range
	High	Low
2004:
First Quarter	$24.60	$20.00
Second Quarter	25.91	19.11

2003:
First Quarter	$19.45	$15.50
Second Quarter	20.85	18.00
Third Quarter	21.64	17.52
Fourth Quarter	22.10	16.40

2002:
First Quarter	$19.90	$15.95
Second Quarter	23.50	15.00
Third Quarter	17.20	13.25
Fourth Quarter	19.40	13.50

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2004 on an actual basis and as adjusted to give effect to the sale by us of 2,000,000 shares of our common stock in this offering generating net proceeds of $            , after deducting the underwriting discount and our share of the estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes contained in this prospectus as well as the sections of this prospectus entitled “Use of Proceeds,” “Selected Historical and Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2004
	Actual	As Adjusted
	($ in thousands)
Indebtedness:
Surplus notes payable(1)	$36,000		$36,000

Stockholders’ equity:
Common stock, $1.00 par value; 20,000,000 shares authorized; 11,560,632 shares issued and outstanding; 13,560,632 shares issued and outstanding, as adjusted(2)	11,561		13,561
Additional paid-in capital	70,410
Accumulated other comprehensive income	14,912		14,912
Retained earnings	85,939		85,939

Total stockholders’ equity	182,822

Total capitalization	$218,822	$

(1)	Three of our property and casualty insurance companies and our reinsurance company have issued surplus notes totaling $36.0 million to Employers Mutual that carry an annual interest rate of 3.09 percent. These notes do not have a maturity date and all payments of principal and interest are subject to approval by the insurance department of the respective state of domicile. The notes are subordinate in right of payment to all other obligations or liabilities of our subsidiaries.

(2)	The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of June 30, 2004. This table excludes:

•	595,718 shares reserved as of June 30, 2004 for issuance upon exercise of outstanding options granted under Employers Mutual’s incentive stock option plans at a weighted average exercise price of $14.26 per share;

•	316,890 shares, 288,322 shares and 196,797 shares, respectively, reserved as of June 30, 2004 for future issuance under Employers Mutual’s incentive stock option plans, its employee stock purchase plan and its non-employee director stock purchase plan; and

•	212,115 shares reserved as of June 30, 2004 for issuance under our dividend reinvestment and common stock purchase plan.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The following provides summary consolidated historical and unaudited pro forma financial information as of the dates and for the periods indicated. This summary should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included later in this prospectus and the consolidated financial statements and related notes included in this prospectus.

Historical Consolidated Financial Information

The summary consolidated financial information as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial information as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 are derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 are derived from our unaudited consolidated financial statements included in this prospectus. The summary consolidated financial information as of June 30, 2003 is derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we consider necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended June 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Year Ended December 31,					Six Months Ended June 30,
						(Unaudited)
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands, except per share amounts)
Statement of Operations Data
Premiums earned	$211,098	$231,459	$265,280	$297,043	$330,623	$162,360	$167,442
Investment income, net	25,761	29,006	30,970	32,778	29,702	15,234	14,140
Realized investment gains (losses)	277	1,558	800	(3,159)	1,170	(1,163)	3,582
Other income	2,194	1,473	774	866	862	432	341

Total revenues	239,330	263,496	297,824	327,528	362,357	176,863	185,505

Losses and settlement expenses	176,876	189,522	221,919	207,058	226,505	112,849	114,609
Acquisition and other expenses	68,445	72,909	81,447	98,578	107,870	53,051	54,757

Total losses and expenses	245,321	262,431	303,366	305,636	334,375	165,900	169,366

Income (loss) before income tax expense (benefit)	(5,991)	1,065	(5,542)	21,892	27,982	10,963	16,139
Income tax expense (benefit)	(5,187)	(1,264)	(3,436)	5,790	7,633	3,087	4,324

Net income (loss)	$(804)	$2,329	$(2,106)	$16,102	$20,349	$7,876	$11,815

After-tax catastrophe and storm losses(1)	$7,367	$5,679	$14,916	$5,398	$13,612	$7,428	$5,338
After-tax impact of reserve development(1)	$(3,784)	$(1,256)	$3,359	$4,549	$4,859	$2,706	$1,435

Premiums earned by segment:
Property and casualty insurance	$167,265	$184,986	$203,393	$225,013	$241,237	$119,548	$123,569
Reinsurance	43,833	46,473	61,887	72,030	89,386	42,812	43,873

Total	$211,098	$231,459	$265,280	$297,043	$330,623	$162,360	$167,442

Balance Sheet Data
Total investments	$435,958	$467,977	$535,775	$608,194	$690,966	$636,447	$692,136
Total assets	542,395	587,676	671,565	674,864	899,712	824,862	915,140
Total liabilities	400,479	439,283	531,107	517,096	718,961	653,769	732,318
Stockholders’ equity	141,916	148,393	140,458	157,768	180,751	171,093	182,822

	Year Ended December 31,					Six Months Ended June 30,
						(Unaudited)
	1999	2000	2001	2002	2003	2003		2004
	($ in thousands, except per share amounts)
Per Share Data
Net income (loss) per common share – basic and diluted	$(0.07)	$0.21	$(0.19)	$1.42	$1.78	$0.69		$1.02
Book value per share	12.60	13.14	12.40	13.84	15.72	14.93		15.81
Dividends paid per share	0.60	0.60	0.60	0.60	0.60	0.30		0.30
Other Data
Average return on equity	(0.5)%	1.6%	(1.5)%	10.8%	12.0%	9.6	%(2)	13.0	%(2)
Cash dividends to closing stock price	6.6%	5.1%	3.5%	3.4%	2.8%	1.6%		1.3%
GAAP ratios:
Loss and settlement expense ratio	83.8%	81.9%	83.7%	69.7%	68.5%	69.5%		68.4%
Acquisition expense ratio	31.6%	30.8%	30.2%	32.2%	31.7%	31.6%		32.0%

Combined ratio	115.4%	112.7%	113.9%	101.9%	100.2%	101.1%		100.4%

Impact on loss and settlement expense ratio from:(1)
Catastrophe and storm losses	5.3%	3.7%	8.7%	2.8%	6.3%	7.0%		4.9%
Reserve development	(2.7)%	(0.8)%	1.9%	2.4%	2.3%	2.6%		1.3%
Pool participants total net premiums written(3)	$727,726	$808,955	$954,945	$1,011,207	$1,062,092	$532,549		$541,038

(1)	These amounts are presented to demonstrate the variability that has occurred during the periods presented.
(2)	Annualized.
(3)	This number represents the total net premiums written for all participants (including the Employers Mutual pool participants) in the pooling arrangement.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is intended to illustrate the effect on our historical consolidated financial statements from the issuance of 2,000,000 shares of common stock pursuant to this offering and an increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement from 23.5 percent to 30.0 percent. The unaudited pro forma condensed consolidated statements of income are presented as if the offering and the increase in our aggregate participation interest had occurred as of January 1, 2003. The unaudited pro forma condensed consolidated balance sheet is presented as if the offering and the increase in our aggregate participation interest had occurred as of June 30, 2004.

The unaudited pro forma condensed consolidated financial statements are based on our historical consolidated financial statements as of and for the six month period ended June 30, 2004 and for the year ended December 31, 2003, and should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. The unaudited pro forma information is not necessarily indicative of the results of operations or financial condition that would have been reported if this offering and the increase in our property and casualty insurance companies’ aggregate participation interest had occurred at the foregoing assumed dates. For example, the pro forma information does not include any investment income on the proceeds of the offering. Furthermore, the pro forma information is not necessarily indicative of our future results of operations or financial condition.

All balances presented below in the unaudited pro forma condensed consolidated statements of income, with the exception of investment income, realized investment gains and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Year Ended December 31, 2003

($ in thousands, except per share data)

	Condensed Historical	Pro Forma Adjustments		As Adjusted
REVENUES
Premiums earned	$330,623	$66,725	(1)	$397,348
Investment income, net	29,702	2,934	(2,7)	32,636
Other income	2,032	—		2,032

	362,357	69,659		432,016

LOSSES AND EXPENSES
Losses and settlement expenses	226,505	47,472	(1)	273,977
Dividends to policyholders	3,011	1,119	(1)	4,130
Amortization of deferred policy acquisition costs	71,959	8,782	(1)	80,741
Other underwriting expenses	29,925	12,373	(1)	42,298
Other expenses	2,975	—		2,975

	334,375	69,746		404,121

Income before income tax expense	27,982	(87)		27,895

Income tax expense	7,633	(903	)(3)	6,730

Net income	$20,349	$816		$21,165

Net income per common share – basic and diluted	$1.78			$1.57	(7)

Dividends per common share	$0.60			$0.60

Average number of shares outstanding – basic and diluted	11,453	2,000	(4)	13,453

See accompanying Unaudited Notes to the Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Six Months Ended June 30, 2004

($ in thousands, except per share data)

	Condensed Historical	Pro Forma Adjustments		As Adjusted
REVENUES
Premiums earned	$167,443	$34,179	(1)	$201,622
Investment income, net	14,140	1,572	(2,7)	15,712
Other income	3,922			3,922

	185,505	35,751		221,256

LOSSES AND EXPENSES
Losses and settlement expenses	114,609	23,656	(1)	138,265
Dividends to policyholders	1,864	515	(1)	2,379
Amortization of deferred policy acquisition costs	36,320	7,522	(1)	43,842
Other underwriting expenses	15,275	3,692	(1)	18,967
Other expenses	1,298			1,298

	169,366	35,385		204,751

Income before income tax expense	16,139	366		16,505

Income tax expense	4,324	(339	)(3)	3,985

Net income	$11,815	$705		$12,520	(7)

Net income per common share — basic and diluted	$1.02			$0.92	(7)

Dividends per common share	$0.30			$0.30

Average number of shares outstanding — basic and diluted	11,540	2,000	(4)	13,540

See accompanying Unaudited Notes to the Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

June 30, 2004

($ in thousands)

	Condensed Historical	Pro Forma Adjustment		As Adjusted
ASSETS
Investments:
Fixed maturities:
Held-to-maturity	$46,750			$46,750
Available-for-sale	524,999	$129,558	(5,6)	654,557
Equity securities	53,161	2,472		55,633
Other long-term investments	5,535			5,535
Short-term investment	61,690			61,690

Total investments	692,135	132,030		824,165
Balances resulting from related party transactions with Employers Mutual	37,277			37,277
Deferred policy acquisition costs	28,108	6,479	(5)	34,587
Other assets	27,090			27,090
Securities lending collateral	130,530			130,530

Total assets	$915,140	$138,509		$1,053,649

LIABILITIES
Balances resulting from related party transactions with Employers Mutual:
Losses and settlement expenses	$393,049	$70,013	(5)	$463,062
Unearned premiums	131,469	29,449	(5)	160,918
Other liabilities	77,270	2,961	(5)	80,231
Securities lending obligation	130,530			130,530

Total liabilities	732,318	102,423		834,741

STOCKHOLDERS’ EQUITY
Common stock $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,560,632 shares historical, 13,560,632 shares as adjusted	11,561	2,000	(6)	13,561
Additional paid-in capital	70,410	34,086	(6)	104,496
Accumulated other comprehensive income	14,912			14,912
Retained earnings	85,939			85,939

Total stockholders’ equity	182,822	36,086		218,908

Total liabilities and stockholders’ equity	$915,140	$138,509		$1,053,649

See accompanying Unaudited Notes to the Pro Forma Condensed Consolidated Financial Statements.

Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements

(1)	Amounts increased to reflect the increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement from 23.5 percent to 30.0 percent, as if it had occurred on January 1, 2003 and as discussed in the “Use of Proceeds” section of this prospectus. The pro forma adjustments equal 6.5 percent of the pool results.

(2)	Net investment income has been adjusted to include the effect of the following:

It is assumed that $84.3 million in cash would have been received on January 1, 2003 by our property and casualty insurance companies if their aggregate participation interest in the pooling arrangement had increased on January 1, 2003. It is also assumed that the increased participation interest in the pooling arrangement would have resulted in a weighted-average increase in our cash balance of $1.3 million and $5.1 million for the year ended December 31, 2003 and the six-month period ended June 30, 2004, respectively, as a result of the settlement of assumed inter-company balances that would have been generated under the pooling arrangement. It is assumed that these cash balances would have been invested in tax-exempt municipal bonds, which is consistent with our current investment activities. Based on a laddered portfolio of municipal bond investments available on January 1, 2003, the average bond yield is assumed to be 3.39 percent. Total investment income on these municipal bond investments is assumed to be $2,934,000 and $1,572,000 for the year ended December 31, 2003 and the six-month period ended June 30, 2004, respectively.

(3)	We have used an effective 35 percent tax rate, except for the tax-exempt interest income that would have been earned on the municipal bonds, which is taxed at an effective tax rate of 5.25 percent.

(4)	The pro forma adjustment reflects the increase in the average number of shares outstanding that would have resulted from the sale of 2,000,000 shares of our common stock by us in this offering as if it had occurred on January 1, 2003.

(5)	The pro forma adjustment reflects the increase in our property and casualty insurance companies’ aggregate participation interest in the pooling arrangement as if it had occurred on June 30, 2004, resulting in an increase in assets and liabilities of $102.4 million. The increase in assets is assumed to be invested entirely in tax-exempt municipal bonds, which is consistent with our current investment activities.

(6)	The pro forma adjustment reflects the sale of 2,000,000 shares of our common stock by us in this offering at an assumed issuance date of June 30, 2004, an assumed public offering price of $19.34 per share (which is the average closing price for our common stock for the thirty calendar days ending September 22, 2004) and assumed net proceeds of $36.1 million after deducting the underwriting discount and our share of the estimated offering expenses. The proceeds are assumed to be invested in tax-exempt municipal bonds, which is consistent with our current investment activities.

(7)	The unaudited pro forma condensed consolidated statements of income do not reflect investment income on the net proceeds assumed to be generated from the sale of 2,000,000 shares of our common stock by us in this offering. Assuming that the offering had been completed on January 1, 2003, that the offering had generated net proceeds of $36.1 million and that these proceeds had earned 3.39 percent (based on a laddered portfolio of municipal bond investments available on January 1, 2003), during the year ended December 31, 2003 and the six month period ended June 30, 2004, the Company’s adjusted net income would have increased to $22,338,000 ($1.66 per share) for the year ended December 31, 2003 and $13,121,000 ($0.97 per share) for the six months ended June 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus entitled “Selected Historical and Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes thereto included in this prospectus.

Industry Overview

An insurance company’s underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting results are calculated by subtracting losses and expenses incurred from premiums earned. An underwriting profit indicates that a sufficient amount of premium income was received to cover the risks insured and the cost of producing, underwriting and administering the business. An underwriting loss indicates that premium income was not adequate.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums and earn interest and dividend income. This investment income supplements underwriting results and contributes to net earnings.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price cutting and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. As capital decreases and competition begins to subside in the interest of strengthening the balance sheet, premium pricing rises, sometimes dramatically, and underwriting practices are tightened (referred to as a hard market).

Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date. These estimates are used to establish loss and settlement expense reserves. This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental, and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to show a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen an insurance company’s loss and settlement expense reserves.

Our Perspective

The insurance industry is highly regulated and very competitive, and its operations are impacted by many economic and social factors. In order to be a viable source of insurance protection in today’s marketplace, an insurance company must be strongly capitalized, carry a secure rating from A.M. Best and offer competitive products and excellent service.

We have long recognized the importance of adequate capitalization for our subsidiaries and have strived to maintain a strong capital position by investing their assets conservatively and, more importantly, maintaining a consistent level of loss and settlement expense reserve adequacy. We believe our commitment to maintaining a consistent level of reserve adequacy is a differentiating factor in our management philosophy compared to others in the industry. In addition, carried reserves are analyzed on a regular basis and adjustments, if necessary, are implemented on a timely basis. This procedure not only assures a consistent level of reserve adequacy, it also minimizes the impact that any required adjustment will have on current operations. This dedication to reserve adequacy was demonstrated during 2003, as we strengthened loss and settlement expense reserves in the property and casualty insurance segment in response to the findings of regularly-scheduled actuarial evaluations.

The participants in the pooling arrangement currently carry an “A-” (Excellent) rating from A.M. Best. We have worked diligently over the last several years to improve profitability through a combination of adequate pricing and focused underwriting practices. Maintaining a consistent level of profitability is a primary goal that will assist in our quest to achieve an even higher rating from A.M. Best.

The products offered by our property and casualty insurance companies must be priced so that they are competitive in the marketplace, yet offer the prospect of producing an underwriting profit. We seek to achieve a 12.5 percent return on equity when pricing our insurance products. We are keenly aware of the need to achieve an underwriting profit in today’s marketplace and have implemented focused underwriting initiatives that stress profitability over production. This fact has become increasingly important during the last several years as investment income, which is used to supplement underwriting results and contribute to net earnings, has been negatively impacted by the lingering low interest rate environment.

We recognize that insurance agents and their customers have many options to choose from when selecting an insurance carrier, and we continually emphasize the need to meet and exceed our customers’ expectations.

Measurement of Results

Our consolidated financial statements, including the consolidated financial statements contained in this prospectus, are prepared on the basis of accounting principles generally accepted in the United States (also known as “GAAP”). We also prepare financial statements for each of our subsidiaries based on statutory accounting principles that are filed with insurance departments in the states in which we do business. Statutory accounting principles are based on liquidation accounting principles and are directed toward the protection of policyholders.

We evaluate our operations by monitoring key measures of growth and profitability. We measure our growth by examining our direct premiums written and, perhaps more importantly, our premiums written assumed from affiliates. We generally measure our operating results by examining our net income, our return on equity, and our loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of key measures that we use to evaluate our results:

Direct Premiums Written.    Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by our property and casualty insurance companies. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in our consolidated financial statements as premiums written ceded to affiliates. See Note 3 to our consolidated financial statements included in this prospectus.

Premiums Written Assumed From Affiliates.    Premiums written assumed from affiliates reflects our 23.5 percent aggregate participation interest in the total direct premiums written by all the participants in the pooling arrangement and the premiums written assumed by our reinsurance company from Employers Mutual under the quota share agreement. See Note 3 to our consolidated financial statements included in this prospectus. We use premiums written assumed from affiliates and non-affiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of our insurance business from period to period.

Net Premiums Written.    Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from nonaffiliates less premiums written ceded to nonaffilates. Premiums written ceded to nonaffiliates is the portion of our direct and assumed premiums written that we transfer to our reinsurers in accordance with the terms of our reinsurance contracts based upon the risks they accept. See Note 3 to our consolidated financial statements included in this prospectus. We use net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio.    The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses to premiums earned and measures the underwriting profitability of a company’s insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. We use the gross loss and settlement expense ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss and settlement expense ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements. Our loss and settlement expense ratios are generally calculated in the same way for both GAAP and statutory accounting purposes.

Acquisition Expense Ratio.    The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses to premiums earned and measures a company’s operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, we apply the statutory definition to calculate our acquisition expense ratio on a GAAP basis. Our net acquisition expense ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements.

GAAP Combined Ratio.    The combined ratio is the sum of the loss and settlement expense ratio and the acquisition expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). We use the GAAP combined ratio in evaluating our overall underwriting profitability and as a measure for comparison of our profitability relative to the profitability of our competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio.    The statutory combined ratio is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory “trade combined ratio” differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than premiums earned. We use the statutory trade combined ratio as a measure for comparison of our profitability relative to the profitability of our competitors, all of whom must file statutory-basis financial statements with state insurance departments.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. We consider the following accounting policies to be critically important in the preparation and understanding of our financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

•	Loss and settlement expense reserves

•	Deferred policy acquisition costs and related amortization

•	Deferred income taxes

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported (“IBNR”) losses. For direct insurance business, our IBNR reserves are estimates of liability for accidents that have occurred, but have not yet been reported to us. For assumed reinsurance business, IBNR reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance.    Our claims department establishes case loss reserves for direct business. Branch office claims personnel establish case reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. Our case loss reserve philosophy is exposure-based and implicitly assumes a stable inflationary and legal environment. When our claims department personnel establish loss reserves they take into account various factors that influence the potential exposure, such as the types of injuries being claimed, whether the insured is a target defendant, the jurisdiction in which a potential court case would be litigated and negligence of other parties. The goal of the claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Most of the IBNR reserves for direct business are established through an actuarial analysis of IBNR claims that have emerged after the end of recent calendar years compared to the corresponding calendar year premiums earned (adjusted for changes in rate level adequacy). The methodology used in estimating these formula IBNR reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns due to loss cost trends. From this analysis, IBNR factors are derived for each line of business and are applied to the latest twelve months of premiums earned to generate the formula IBNR reserves.

Ceded reserves are derived by applying the ceded contract terms to the direct reserves. For excess-of-loss contracts (excluding our catastrophe reinsurance contract), this is accomplished by applying the ceded contract terms to the case reserves of the ceded claims. For our catastrophe excess-of-loss contract, ceded reserves are calculated by applying the contract terms to both the aggregate case reserves on claims stemming from catastrophes and the estimate of IBNR reserves developed for each individual catastrophe. For pro rata contracts, ceded reserves are calculated as the pro rata percentage multiplied by both case and IBNR reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid settlement expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to the loss reserves to generate the settlement expense reserves.

As of December 31, 2003, IBNR reserves accounted for $49,259,000, or approximately 20 percent, of our property and casualty insurance companies’ total loss reserves, compared to $39,881,000, or approximately 17.0 percent, at December 31, 2002. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2003 would equate to a $2,463,000 change in loss reserves, which would represent 7.9 percent of net income and 0.9 percent of stockholders’ equity.

Our direct IBNR reserves are established by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that compares (1) IBNR claims that have emerged after prior year-ends to (2) the corresponding prior years’ premiums earned that have been adjusted to the current level of rate adequacy. Included in the rate adequacy adjustment is consideration of current frequency and severity trends compared to the trends underlying prior years’ calculations. The selected trends are based on an analysis of industry and company loss data. This methodology assumes that future emerged IBNR claims relative to IBNR claims that have emerged after prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR reserves.

Following is a summary of the carried loss and settlement expense reserves for our property and casualty insurance companies at December 31, 2003 and 2002.

	December 31, 2003
Line of Business	Case	IBNR	Settlement Expense	Total
	($ in thousands)
Commercial Lines:
Automobile	$27,807	$5,784	$6,427	$40,018
Property	7,582	2,372	1,690	11,644
Workers’ Compensation	63,275	13,348	10,220	86,843
Liability	38,241	22,457	25,542	86,240
Other	889	656	436	1,981

Total commercial lines	137,794	44,617	44,315	226,726

Personal Lines:
Automobile	11,968	2,468	2,260	16,696
Property	4,566	2,174	1,098	7,838

Total personal lines	16,534	4,642	3,358	24,534

Total	$154,328	$49,259	$47,673	$251,260

	December 31, 2002
Commercial Lines:
Automobile	$28,932	$5,344	$6,960	$41,236
Property	7,584	1,330	1,672	10,586
Workers’ Compensation	53,224	8,312	8,049	69,585
Liability	37,241	20,303	22,289	79,833
Other	1,621	99	784	2,504

Total commercial lines	128,602	35,388	39,754	203,744

Personal Lines:
Automobile	13,528	2,572	2,359	18,459
Property	4,614	1,921	1,139	7,674

Total personal lines	18,142	4,493	3,498	26,133

Total	$146,744	$39,881	$43,252	$229,877

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer tail lines such as workers’ compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections.

Historically, individual case reserves established by our claims department have been adequate. However, actuarial analyses performed during 2003 indicated that overall case reserves appeared to be somewhat inadequate. This apparent inadequacy was driven by the workers’ compensation line of business, where adverse development more than offset the favorable development experienced on all other lines of business combined. Further analysis revealed that most of the adverse development experienced in the workers’ compensation line of business was arising from the indemnity, rather than the medical, portion of the claims. The underlying data indicated that the aggregate liability associated with time away from work was somewhat underestimated and that permanent injury awards were somewhat underestimated and/or not anticipated when the reserves were established. In response to these findings, we established a bulk case reserve for the workers’ compensation line of business to supplement the individual case reserves. An actuarial evaluation of case reserve adequacy is now performed each quarter and adjustments to the bulk reserve, if necessary, are made in response to these evaluations.

One of the variables impacting the estimation of IBNR reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR reserve for a significant spread of construction defect claims to other states. It is also assumed that the various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business and underwriting restrictions on the writing of residential contractors. The estimation of our IBNR reserves also does not contemplate substantial losses from potential mass torts such as MTBE (a gasoline additive that reduces emissions but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If we should in the future take a more aggressive defense posture, defense costs would increase and it is likely that carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

An important assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, our actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2003 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary trend of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This additional unexpected claims inflation trend could arise from a variety of sources including a general increase in economic inflation, social inflation and, especially for the workers’ compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this additional unexpected one percent increase in the inflationary trend would have on our results of operations over the lifetime of the underlying claims is shown below.

Line of business	After-tax impact on earnings
($ in thousands)
Personal auto liability	$153
Commercial auto liability	456
Auto physical damage	14
Workers’ compensation	2,616
Other liability	2,318
Property	81
Homeowners	48

The property and casualty insurance companies have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and we have established IBNR reserves to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant’s ground-up study of our asbestos exposures, which was completed in early 2003. Environmental reserves are established with consideration to the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance.    Our reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department (“HORAD”), which is the reinsurance business that is underwritten by Employers Mutual. The second is the Mutual Reinsurance Bureau pool (“MRB”), which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers. HORAD and MRB are discussed in greater detail in the section of this prospectus entitled “Business — Our Products.”

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR reserves reported to it by the management of the pool, along with a relatively small IBNR reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB’s reserves is performed at each year-end.

Settlement expense reserves for both the HORAD and MRB books of business are developed through the application of factors to carried loss reserves. The factors are derived from an analysis of paid settlement expenses to paid losses. The assumptions described for the property and casualty insurance segment also apply to the reinsurance segment settlement expense reserving process.

At December 31, 2003, the carried reserves for HORAD and MRB combined were in the upper quarter of the range of actuarial reserve indications. This conservative selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company’s reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment’s reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on our future earnings and stockholders’ equity.

At December 31, 2003, there was no backlog in the processing of assumed reinsurance information. Approximately $75,107,000 or 64 percent of the reinsurance segment’s carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected. Unearned premiums are generally reported on pro rata accounts, but are usually calculated by Employers Mutual on excess-of-loss business.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $41,557,000 at December 31, 2003. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve to cover the lag in reporting. For the few ceding companies that do report IBNR reserves, Employers Mutual carries them as reported. These reported IBNR reserves are subtracted from the total IBNR reserve calculated by Employers Mutual’s actuaries, with the difference carried as bulk IBNR reserves. Except for a small IBNR reserve established to cover a one-month lag in reporting, the MRB IBNR reserve is established by the management of MRB. Employers Mutual rarely records additional case reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR reserves as a percentage of total reserves tend to be higher than for direct reserves. IBNR reserves totaled $58,427,000 and $50,234,000 at December 31, 2003 and 2002, respectively, and accounted for approximately 50.0 percent of the reinsurance segment’s total loss reserves. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2003 would equate to a $2,921,000 change in loss reserves, which would represent 9.3 percent of net income and 1.1 percent of stockholders’ equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2003 and 2002.

	December 31, 2003
Line of Business	Case	IBNR	Settlement Expense	Total
Pro Rata Reinsurance:	($ in thousands)
Property and Casualty	$3,881	$2,564	$206	$6,651
Property	6,824	9,031	276	16,131
Crop	683	35	18	736
Casualty	2,703	4,714	237	7,654
Marine/Aviation	8,273	5,599	1,049	14,921

Total pro rata reinsurance	22,364	21,943	1,786	46,093

Excess-of-Loss Reinsurance:
Property	18,959	24,835	1,859	45,653
Casualty	11,190	10,695	373	22,258
Surety	1,690	954	16	2,660

Total excess-of-loss reinsurance	31,839	36,484	2,248	70,571

Total	$54,203	$58,427	$4,034	$116,664

	December 31, 2002
Pro Rata Reinsurance:
Property and Casualty	$2,786	$2,254	$149	$5,189
Property	8,083	7,709	282	16,074
Crop	352	17	9	378
Casualty	3,148	4,957	315	8,420
Marine/Aviation	4,064	4,697	478	9,239

Total pro rata reinsurance	18,433	19,634	1,233	39,300

Excess-of-Loss Reinsurance:
Property	13,393	21,472	1,379	36,244
Casualty	14,003	8,349	375	22,727
Surety	2,284	779	16	3,079

Total excess-of-loss reinsurance	29,680	30,600	1,770	62,050

Total	$48,113	$50,234	$3,003	$101,350

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual’s actuarial department carefully reviews the latest four HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant departures from historical reporting patterns are brought to the attention of the reinsurance department staff, who check the bookings for accuracy and, if necessary, contact the ceding company or broker for clarification.

Employers Mutual’s actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual’s actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of the development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year’s development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. These estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2003.

Asbestos, environmental and other uncertain exposures.    Asbestos and environmental losses paid by us totaled $236,000 in 2003, $187,000 in 2002 and $219,000 in 2001. During 2002, we re-evaluated the estimated ultimate loss projections for asbestos exposures. Based on this re-evaluation, we reallocated $176,000 of bulk IBNR reserves and $74,000 of settlement expense reserves to direct asbestos exposures. In addition, we diligently evaluated the adequacy of our asbestos reserves by commissioning a “ground-up” study to better quantify our exposure to asbestos liabilities. This study concluded that our exposure for direct asbestos claims ranged from $1,100,000 to $5,100,000, with a point estimate of $3,000,000. Based on the results of this study, we elected to increase the IBNR and settlement expense reserves carried for direct asbestos exposures by $2,069,000 to $2,985,000 at December 31, 2002. The study’s results for asbestos exposures on our assumed reinsurance business were received during 2003, and we elected to increase our IBNR reserves carried for assumed asbestos exposures by $326,000 to the study’s point estimate. The study and its results assume no improvement in the current asbestos litigation environment; however, continued efforts for federal legislation could reduce the ultimate loss projections for asbestos litigation below the levels currently projected for the industry.

Since 1989, we have consistently included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for “bodily injury,” “personal injury” or “property damage” (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, our present asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, we are defending several hundred asbestos bodily injury lawsuits under express reservation of rights in a number of states for injuries caused by asbestos containing products allegedly “mined, milled, manufactured, and/or distributed” by our past and present policyholders. The plaintiffs in these cases may suffer latent injuries, which can take years to detect. As a result, courts have allowed the trigger of more than one policy period (and carrier) to apply to these claims. Our policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants (i.e., small contractors, insulators and electrical and building supply companies).

During 2003, as a direct result of proposed federal legislation in the areas of asbestos and class action reform, we were presented with several hundred additional lawsuits filed against three former policyholders representing approximately 40,500 claims related to exposure to asbestos or asbestos-containing products. These claims are based upon mere exposure to asbestos or asbestos-containing products, with no actual injuries reported to date. As a result, we did not establish a significant amount of loss reserves associated with these claims. The vast majority of the 40,500 claims are contained in four lawsuits. One lawsuit lists multiple named plaintiffs of approximately 20,000 individuals. While the expense of handling these lawsuits is higher than what we have averaged in the past, it is not proportional to the number of plaintiffs. Our settlement expense reserve adequately accounts for these additional expenses.

We have denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity. Four former policyholders and one current policyholder dominate the Company’s asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs’ failure to identify an asbestos-containing product to which they were exposed that is associated with our policyholders. Defense costs, on the other hand, have typically increased due to the increased number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, we have participated in cost sharing agreements with other liability carriers to reduce overall asbestos claim expenses.

Our overall case reserves dropped from 2002 to 2003 as a result of settling cases where even though our insureds were peripheral defendants, there were malignant cancer claims involved. Other claims were resolved without making payments. We have not received a corresponding increase in the number of claims alleging malignancy.

Our direct environmental claims have been defined as “any loss or potential loss (including third party claims) related directly or indirectly to the remediation of a site arising from past operations or waste disposal.” Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980’s. Our exposure to environmental claims is, therefore, limited primarily to accident years preceding the 1980s. The pre-1980’s exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills or leaking underground storage tanks. During 2002, we re-evaluated the estimated ultimate losses for direct environmental exposures. Based on this re-evaluation, we reallocated $576,000 of bulk IBNR reserves and $191,000 of settlement expense reserves to direct environmental exposures. No additional IBNR reserves were established for these exposures.

Our exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that our reinsurance company entered into the reinsurance marketplace in the early 1980s after much attention had already been brought to these issues. We took action to commute one reinsurance contract during the first quarter of 2003 that had some asbestos and environmental reserves associated with it.

At December 31, 2003, we carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $5,584,000, which represents 1.5 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,289,000 of case reserves, $3,223,000 of IBNR reserves and $1,072,000 of bulk settlement expense reserves.

Our direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of our product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors and mobile home and auto dealerships. No specific claim trends are evident from our manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Claims involving petroleum products can range from small to severe, and are generally isolated and tend to occur when the product is placed into use. Specific product coverage is provided to our mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are reported under product liability coverage. During 2003, 110 of these claims were reported to us.

Our assumed casualty excess reinsurance is also considered to be a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company’s reserving practices. While our reinsurance company is predominantly a property reinsurer, it does assume some casualty excess business that includes most of the standard casualty lines of business. Casualty excess business that is assumed is generally considered to be either working layer (exposed to loss on a policy limit basis) or clash (reinsurance attaches above the typical original policy limits that are provided). The working layer casualty excess reinsurance is provided for smaller companies, while clash casualty excess is provided to all sizes of companies. No contracts are currently assumed for specialty casualty lines such as medical malpractice or for-profit directors and officers.

We have exposure to construction defect claims arising from general liability policies issued to contractors. Most of our construction defect claims are concentrated in a limited number of states, and we have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. We have recently implemented additional coding to identify construction defect claims. In 2002, incurred losses and paid settlement expenses on 555 newly reported construction defect claims totaled approximately $1,913,000. In 2003, 668 newly reported construction defect claims accounted for approximately $3,200,000 of incurred losses and paid settlement expenses. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,738,000 in 2003. At year-end 2003, we carried case reserves of approximately $4,872,000 on 765 open construction defect claims.

Following is a schedule of claims activity for asbestos, environmental, products liability and casualty excess reinsurance for 2003, 2002 and 2001.

	Property and Casualty Insurance Segment			Reinsurance Segment
	Case	IBNR	Settlement Expense	Case	IBNR	Settlement Expense
	($ in thousands)
Reserves at 12/31/03
Asbestos	$1,138	$991	$756	$86	$646	$-
Environmental	13	836	316	52	750	-
Products[1]	4,235	2,557	4,657	-	-	-
Casualty excess[2]	-	-	-	18,959	24,834	1,866

Reserves at 12/31/02
Asbestos	$451	$1,693	$839	$80	$454	$-
Environmental	14	839	322	49	786	-
Products[1]	2,314	1,856	2,000	-	-	-
Casualty excess[2]	-	-	-	13,393	21,472	1,385

Reserves at 12/31/01
Asbestos	$353	$147	$220	$86	$480	$-
Environmental	11	312	131	52	773	-
Products[1]	1,890	1,230	1,364	-	-	-
Casualty excess[2]	-	-	-	15,040	21,034	1,575

Paid during 2003
Asbestos	$14		$83	$93		$2
Environmental	5		6	33		-
Products[1]	705		959	-		-
Casualty excess[2]	-		-	4,523		386

Paid during 2002
Asbestos	$18		$97	$8		$-
Environmental	44		10	12		-
Products[1]	577		586	-		-
Casualty excess[2]	-		-	5,019		498

Paid during 2001
Asbestos	$11		$49	$13		$1
Environmental	109		27	8		-
Products[1]	967		562	-		-
Casualty excess[2]	-		-	4,436		534

[1]	Products includes the portion of asbestos and environmental claims reported above that are non-premises/operations claims
[2]	Casualty excess includes the asbestos and environmental claims reported above

	Asbestos	Environmental	Products
Open claims, 12/31/03	41,076	7	1,784
Reported in 2003	40,893	7	1,008
Disposed of in 2003	123	6	304

Open claims, 12/31/02	306	6	1,080
Reported in 2002	123	-	781
Disposed of in 2002	83	3	260

Open claims, 12/31/01	266	9	559
Reported in 2001	104	1	454
Disposed of in 2001	95	8	371

Variability of loss and settlement expense reserves

We do not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. However, at each year-end an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers’ compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2003, along with the carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high endpoint and the low endpoint of the ranges.

	Range of Reserve Estimates			After-Tax Impact On Earnings
	High	Low	Carried	Reserves at High	Reserves at Low
	($ in thousands)
Property and casualty insurance segment	$262,677	$226,527	$251,260	$(7,421)	$16,076
Reinsurance segment	121,418	98,341	116,664	(3,090)	11,910

	$384,095	$324,868	$367,924	$(10,511)	$27,986

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim. Such changes in reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

During the last three years we have experienced adverse development in the provision for insured events of prior years. The majority of this adverse development has come from the property and casualty insurance companies and is attributed to a combination of bulk reserve strengthening, an increase in IBNR reserves, the revaluation of individual claim liabilities in select lines of business, newly reported claims in excess of carried IBNR reserves, the establishment of additional asbestos reserves and an increase in paid settlement expenses. The reinsurance company experienced favorable development in 2003, but experienced adverse development in the two prior years. The favorable development for 2003 is primarily from the 2002 accident year on the HORAD book of business, which has experienced very low reported loss activity. The adverse development for the two prior years is primarily attributed to construction defect claims arising from the MRB pool. For a detailed discussion of the factors influencing the adverse development on prior years’ reserves, see the section of this prospectus entitled “Business – Loss and Settlement Expense Reserves.”

Deferred policy acquisition costs and related amortization

Deferred policy acquisition costs are used to match the expenses incurred in the production of insurance business to the income earned on this business. This adjustment is necessary because statutory accounting principles require that expenses incurred in the production of insurance business be expensed immediately, while premium income is recognized ratably over the terms of the underlying insurance policies.

Amortization of deferred policy acquisition costs is calculated as the difference between the beginning and ending amounts of deferred policy acquisition costs plus the amount of costs deferred during the current year. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premiums to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premiums are earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2003, and we do not anticipate future limitations to be likely due to the improved premium rate environment in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections that indicate that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on our history of producing significant amounts of taxable income, the improved premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented in recent years. In addition, we have formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Results of Operations — June 30, 2004 as Compared to June 30, 2003

Segment information and consolidated net income for the six months ended June 30, 2003 and 2004 is as follows:

	Six Months Ended June 30,
	2003	2004
	(Unaudited) ($ in thousands)
Property and Casualty Insurance
Premiums earned	$119,548	$123,569
Losses and settlement expenses	80,927	84,871
Acquisition and other expenses	39,835	42,719

Underwriting loss	$(1,214)	$(4,021)

Loss and settlement expense ratio	67.7%	68.7%
Acquisition expense ratio	33.3	34.6

Combined ratio	101.0%	103.3%

Losses and settlement expenses:
Insured events of current year	$77,950	$81,182
Increase in provision for insured events of prior years	2,977	3,689

Total losses and settlement expenses	$80,927	$84,871

Catastrophe and storm losses(1)	$10,003	$7,902

Reinsurance
Premiums earned	$42,812	$43,873
Losses and settlement expenses	31,922	29,738
Acquisition and other expenses	11,495	10,739

Underwriting gain (loss)	$(605)	$3,396

Loss and settlement expense ratio	74.6%	67.8%
Acquisition expense ratio	26.8	24.5

Combined ratio	101.4%	92.3%

Losses and settlement expenses:
Insured events of current year	$30,736	$31,220
Increase (decrease) in provision for insured events of prior years	1,186	(1,482)

Total losses and settlement expenses	$31,922	$29,738

Catastrophe and storm losses(1)	$1,425	$310

	Six Months Ended June 30,
	2003	2004
	(Unaudited) ($ in thousands)
Consolidated
REVENUES
Premiums earned	$162,360	$167,442
Net investment income	15,234	14,140
Realized investment gains (losses)	(1,163)	3,582
Other income	432	341

	176,863	185,505

LOSSES AND EXPENSES
Losses and settlement expenses	112,849	114,609
Acquisition and other expenses	51,330	53,458
Interest expense	764	556
Other expenses	957	743

	165,900	169,366

Income before income tax expense	10,963	16,139
Income tax expense	3,087	4,324

Net income	$7,876	$11,815

Loss and settlement expense ratio	69.5%	68.4%
Acquisition expense ratio	31.6	32.0

Combined ratio	101.1%	100.4%

Losses and settlement expenses:
Insured events of current year	$108,686	$112,402
Increase in provision for insured events of prior years	4,163	2,207

Total losses and settlement expenses	$112,849	$114,609

Catastrophe and storm losses(1)	$11,428	$8,212

(1)	Amounts reflected for “catastrophe and storm losses” are included in “losses and settlement expenses,” but are also separately listed for comparative purposes.

Our net income improved substantially for the six months ended June 30, 2004 from the same period in 2003, primarily due to the recognition of a significant amount of realized investment gains during the second quarter of 2004. Reflected in the results for the six months ended June 30, 2004 is an underwriting loss of $625,000 compared to an underwriting loss of $1,819,000 for the same period in 2003. We strengthened our bulk loss and settlement expense reserves during the second quarter of 2004 in response to a recently completed actuarial evaluation of the carried reserves for the property and casualty insurance segment. This increase in reserves amounted to $2,940,000 and reduced second quarter earnings by $1,910,000 ($0.17 per share) on an after tax basis. Actuarial evaluations of our carried reserves are performed on a regularly-scheduled basis and additional evaluations will be performed during the remainder of the year. Our standard practice is to adjust our carried reserves as necessary in response to these evaluations in an effort to maintain a consistent level of reserve adequacy. The adjustment in reserves implemented in the second quarter of 2004 represents an increase of 0.8 percent of total loss and settlement expense reserves carried at March 31, 2004.

Premiums Earned

Our premiums earned increased 3.1 percent to $167,442,000 for the six months ended June 30, 2004 from $162,360,000 for the same period in 2003. This increase is primarily attributed to rate increases implemented during the prior two years in the property and casualty insurance business as well as moderate growth and improved pricing in the assumed reinsurance business. The overall market for property and casualty insurance remained firm during the first six months of 2004, but moderated slightly in certain lines of business and select territories due to an increase in price competition. No significant changes are anticipated in the commercial lines marketplace for the remainder of the year and we will continue to implement rate increases in those lines of business and/or territories where such action is warranted; however, the overall level of these rate increases is expected to be smaller than those implemented during the past several months.

Premiums earned for our property and casualty insurance segment increased 3.4 percent to $123,569,000 for the six months ended June 30, 2004 from $119,548,000 for the same period in 2003. This increase is primarily the result of rate increases that were implemented during the prior two years. After several years of broad-based rate increases, premium rate levels for most lines of business were considered to be at, or near, adequate levels at the end of 2002. Accordingly, moderate and more targeted rate increases were implemented during 2003 and the first six months of 2004. This fine tuning of our rate structure has been directed toward specific accounts, territories and lines of business where additional rate increases were warranted. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate increases to have a noticeable impact on premiums earned. For the first six months of 2004, premiums written increased only 1.6 percent due to a decline in policy count and an increase in ceded premiums. The decline in policy count is attributed to several factors, including the non-renewal of existing business that was under-priced and/or under-performing, a reluctance to accept new risks in under-priced lines of business and a decrease in new business associated with a moderate increase in price competition. The increase in ceded premiums primarily reflects an increase in the cost of our reinsurance programs. Premium rate levels for most lines of business are not expected to change significantly during the remainder of 2004, with the notable exception of the homeowners and workers’ compensation lines of business, where premium rates remain inadequate. In light of the improvements that have been achieved in both the pricing and the quality of our book of business, we have become more receptive to opportunities to write new business, but continue to stress profitability over production.

Premiums earned for our reinsurance segment increased 2.5 percent to $43,873,000 for the six months ended June 30, 2004 from $42,812,000 for the same period in 2003, primarily as a result of increased participation in the MRB reinsurance pool. For 2004, Employers Mutual’s participation in the MRB reinsurance pool (which is ceded to the reinsurance segment under the terms of the quota share agreement) increased to 33 percent from 25 percent in 2003, producing $4,809,000 of additional premiums earned in the six months ended June 30, 2004. The increase in the MRB premiums earned was largely offset by a decline in the HORAD book of business because Employers Mutual was unsuccessful in its attempt to renew several accounts during the January 1 and July 1, 2004 renewal seasons due to its current “A-” (Excellent) A.M. Best rating. Employers Mutual is attempting to replace this business with new accounts and increased participation on existing accounts. Following large across-the-board rate increases implemented in 2002, premium rate increases on excess-of-loss contracts moderated during 2003 and the first half of 2004 due to the influx of new capital into the reinsurance marketplace; however, contracts with poor loss experience continue to receive large rate increases. The rate increases implemented during the last several years have been realized in conjunction with moderate declines in the related exposure base due to increased retention levels and coverage exclusions for terrorist activities. In addition, both excess-of-loss and pro rata contracts have benefited from improved industry-wide rate levels at the primary company level. The growth in premiums earned for the six months ended June 30, 2004 reflects an increase in the estimate of earned but not reported premiums of $610,000, compared to an increase of $1,747,000 in the same period in 2003.

Losses and settlement expenses

Losses and settlement expenses increased 1.6 percent to $114,609,000 for the six months ended June 30, 2004 from $112,849,000 for the same period in 2003. The loss and settlement expense ratio declined moderately to 68.4 percent for the six months ended June 30, 2004 from 69.5 percent for the same period in 2003. The decrease in the loss and settlement expense ratio for 2004 is primarily attributed to a decline in catastrophe and storm losses from the unusually high level experienced during 2003. Other factors contributing to the improvement include a significant decline in reported losses in the reinsurance segment and a decrease in the amount of adverse development experienced on prior years’ reserves.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 68.7 percent for the six months ended June 30, 2004 from 67.7 percent for the same period in 2003. The increase in the 2004 ratio primarily reflects a $2,940,000 increase in bulk loss and settlement expense reserves implemented during the second quarter. This reserve strengthening was implemented in response to a recently completed actuarial evaluation of the segment’s carried reserves that indicated a continued upward trend in projected ultimate losses. The increase in adverse development experienced on prior years’ reserves during the second quarter of 2004 includes approximately $1,795,000 associated with this reserve strengthening, in addition to $1,410,000 of adverse case reserve development in the workers’ compensation line of business and $940,000 of adverse development from non-voluntary pools in which we participate. Loss severity continued to trend upward during the first half of 2004 while overall loss frequency continued to trend downward; however, there are some indications that loss frequency may be leveling out. Catastrophe and storm losses, while still considered high, declined from the elevated levels reported in 2003.

The loss and settlement expense ratio for the reinsurance segment decreased to 67.8 percent for the six months ended June 30, 2004 from 74.6 percent for the same period in 2003. The decline in the 2004 ratio reflects a decrease in catastrophe and storm losses, a decline in reported losses (including large excess-of-loss business losses), an increase in favorable development on prior years’ reserves and continued improvement in overall premium rate adequacy. The majority of the adverse development reported for the first six months of 2003 came from ocean marine business; however, this development was offset by additional premium income.

Acquisition and other expenses

Acquisition and other expenses increased 4.1 percent to $53,458,000 for the six months ended June 30, 2004 from $51,330,000 for the same period in 2003. The acquisition expense ratio increased to 32.0 percent for the six months ended June 30, 2004 from 31.6 percent for the same period in 2003. The increase in the 2004 ratio is primarily attributed to an increase in contingent commission expense and a smaller increase in deferred policy acquisition costs.

For our property and casualty insurance segment, the acquisition expense ratio increased to 34.6 percent for the six months ended June 30, 2004 from 33.3 percent for the same period in 2003. This increase primarily reflects an increase in contingent commission expense and a decline in the amount of acquisition costs that were deferred due to the relatively small increase in production experienced during the first six months of 2004. We will be implementing a new agent profit share program, which is designed to better equate agent compensation with the quality and quantity of the insurance business produced, effective January 1, 2005. Under the new program, our best performing agents will be rewarded with increased compensation while agents with marginal business will experience a decline in compensation. Total profit share expense under the new program is expected to decline slightly.

For our reinsurance segment, the acquisition expense ratio decreased to 24.5 percent for the six months ended June 30, 2004 from 26.8 percent for the same period in 2003. The decline in the 2004 acquisition expense ratio is primarily attributed to $1,064,000 of contingent commission income recognized during the second quarter of 2004 as a result of the favorable underwriting performance of Employers Mutual’s assumed reinsurance book of business. A decline in commission expense also contributed to the decrease in the acquisition expense ratio, but to a much lesser extent. Commission expense for the six months ended June 30, 2004 and 2003 includes $1,033,000 and $782,000, respectively, incurred in connection with the increased participation in the MRB reinsurance pool.

Investment results

Net investment income decreased 7.2 percent to $14,140,000 for the six months ended June 30, 2004 from $15,234,000 for the same period in 2003, despite an increase in invested assets. This decrease is primarily attributed to the lingering low interest rate environment, which continues to negatively impact the rate of return earned on our investments. During this prolonged period of low interest rates, many of our higher yielding securities have been called. The proceeds from these called securities, and from maturing securities, have been reinvested at the current lower interest rates, resulting in less investment income. In addition, we have been reluctant to invest in long-term securities during this period of low interest rates and have therefore accumulated a significant amount of short-term and cash equivalent investments. Since these investments carry lower interest rates than long-term fixed maturity securities, the decline in our rate of return has been magnified.

Realized investment gains totaled $3,582,000 for the six months ended June 30, 2004 compared to realized investment losses of $1,163,000 for the six months ended June 30, 2003. The large increase in realized investment gains in 2004 reflects $2,558,000 of net gains recognized on our investment in MCI Communications Corporation bonds in conjunction with a payout award received under a bankruptcy court approved “Plan of Reorganization.” These bonds had previously been determined to be other-than-temporarily impaired during the second quarter of 2002. Reflected in the realized investment losses for the first six months of 2003 were $1,567,000 of other-than-temporary impairment losses recognized in our equity portfolio, $2,689,000 of net losses recognized by our equity managers as they rebalanced our portfolios to enhance future returns, and $4,342,000 of losses recognized on the sale of American Airlines and United Airlines bonds. All the equity securities that were determined to be other-than-temporarily impaired at June 30, 2003 were sold before year-end.

Other information

We incurred $556,000 of interest expense on our surplus notes during the six months ended June 30, 2004 compared to $764,000 for the same period in 2003. This decline in interest expense is attributed to the fact that the surplus notes were refinanced with Employers Mutual effective April 1, 2003. The interest expense incurred on these surplus notes did not have a material impact on our net income as the proceeds of the surplus notes were invested and earned a similar amount of interest income.

Income tax expense increased for the six months ended June 30, 2004 from the same period in 2003, primarily due to the increase in pre-tax income. The effective tax rate for the first six months of 2004 declined to 26.8 percent from 28.2 percent for the same period in 2003, primarily due to an increase in tax-exempt investment income. Effective April 1, 2003, we were included in Employers Mutual’s consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of us at the end of March. We filed a short-period tax return for the period January 1, 2003 through March 31, 2003.

Results of Operations — December 31, 2003 as Compared to December 31, 2002 and 2001

Segment information and consolidated net income for each of the years in the three-year period ended December 31, 2003 are as follows:

	Year Ended December 31,
	2001	2002	2003
	($ in thousands)
Property and Casualty Insurance
Premiums earned	$203,393	$225,013	$241,237
Losses and settlement expenses	168,344	156,152	168,239
Acquisition and other expenses	61,877	72,483	80,493

Underwriting loss	$(26,828)	$(3,622)	$(7,495)

Loss and settlement expense ratio	82.8%	69.4%	69.7%
Acquisition expense ratio	30.4	32.2	33.4

Combined ratio	113.2%	101.6%	103.1%

Losses and settlement expenses:
Insured events of current year	$167,152	$151,507	$159,224
Increase in provision for insured events of prior years	1,192	4,645	9,015

Total losses and settlement expenses	$168,344	$156,152	$168,239

Catastrophe and storm losses(1)	$15,813	$8,055	$17,531

Reinsurance
Premiums earned	$61,887	$72,030	$89,386
Losses and settlement expenses	53,575	50,906	58,266
Acquisition and other expenses	18,374	23,150	24,403

Underwriting income (loss)	$(10,062)	$(2,026)	$6,717

Loss and settlement expense ratio	86.6%	70.7%	65.2%
Acquisition expense ratio	29.7	32.1	27.3

Combined ratio	116.3%	102.8%	92.5%

Losses and settlement expenses:
Insured events of current year	$49,600	$48,553	$59,805
(Decrease) increase in provision for insured events of prior years	3,975	2,353	(1,539)

Total losses and settlement expenses	$53,575	$50,906	$58,266

Catastrophe and storm losses(1)	$7,134	$249	$3,411

	Year Ended December 31,
	2001	2002	2003
	($ in thousands)
Consolidated
REVENUES
Premiums earned	$265,280	$297,043	$330,623
Net investment income	30,970	32,778	29,702
Realized investment gains (losses)	800	(3,159)	1,170
Other income	774	866	862

	297,824	327,528	362,357

LOSSES AND EXPENSES
Losses and settlement expenses	221,919	207,058	226,505
Acquisition and other expenses	80,251	95,633	104,896
Interest expense	11	1,639	1,320
Other expenses	1,185	1,306	1,654

	303,366	305,636	334,375

Income (loss) before income tax expense (benefit)	(5,542)	21,892	27,982
Income tax expense (benefit)	(3,436)	5,790	7,633

Net income (loss)	$(2,106)	$16,102	$20,349

Loss and settlement expense ratio	83.7%	69.7%	68.5%
Acquisition expense ratio	30.2	32.2	31.7

Combined ratio	113.9%	101.9%	100.2%

Losses and settlement expenses:
Insured events of current year	$216,752	$200,060	$219,029
Increase in provision for insured events of prior years	5,167	6,998	7,476

Total losses and settlement expenses	$221,919	$207,058	$226,505

Catastrophe and storm losses(1)	$22,947	$8,304	$20,942

(1)	Amounts reflected for “catastrophe and storm losses” are included in “total losses and settlement expenses,” but are also separately listed for comparative purposes.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net income increased 26.4 percent to a record $20,349,000 ($1.78 per share) in 2003 from $16,102,000 ($1.42 per share) in 2002. This increase is attributed to improved premium rate adequacy, an improvement in the quality of our book of business and strong second half earnings in our reinsurance segment. The improvement in 2003 net income was achieved even though we experienced an unusually high level of catastrophe and storm losses and performed some necessary reserve strengthening in the property and casualty insurance segment.

Premiums Earned

Premiums earned increased 11.3 percent to $330,623,000 in 2003 from $297,043,000 in 2002. This increase is attributed to rate increases that were implemented in the property and casualty insurance segment during the prior two years as well as significant growth and improved pricing in the reinsurance segment. The market for property and casualty insurance softened somewhat during 2003 but was considered to be firm at year-end, and no significant changes are forecasted for 2004. We will continue to implement rate increases in those lines of business and/or territories where such action is warranted; however, the overall level of these rate increases is expected to be smaller than what was implemented during 2003.

Premiums earned for our property and casualty insurance segment increased 7.2 percent to $241,237,000 in 2003 from $225,013,000 in 2002, primarily as a result of rate increases that were implemented during the prior three years. The rate increases implemented in 2002 and 2001 were broad-based in nature and resulted in premium rate levels for most lines of business that were considered to be at, or near, adequate levels at December 31, 2002. Accordingly, moderate and more targeted rate increases were implemented during 2003. This fine-tuning of our rate structure was directed toward specific accounts, territories and lines of business where additional rate increases were warranted. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate increases to have a noticeable impact on premiums earned. Premiums earned for 2003 reflected this delay and continued to show strong growth as the rate increases obtained in 2002 became earned; however, the growth rate in 2003 was limited by a decline in policy count (overall approximately 5.8 percent from December 31, 2002) that resulted from a decrease in new business associated with a moderate increase in rate competition and a reluctance to accept new risks in under-priced lines of business, and the non-renewal of existing business that was under-priced and/or under-performing. Premium rate levels for most lines of business are not expected to change significantly in 2004, with the notable exception of the homeowners and workers’ compensation lines of business, where premium rates remain inadequate. In light of the improvements that have been achieved in both the pricing and the quality of the book of business, we are looking more favorably at the prospect of writing new business, but will continue to stress profitability over production.

Premiums earned for our reinsurance segment increased 24.1 percent to $89,386,000 in 2003 from $72,030,000 in 2002, primarily as a result of improved premium rate levels and increased participation in the MRB reinsurance pool. Following the large across-the-board rate increases implemented in 2002, premium rate increases on excess-of-loss contracts moderated in 2003 due to the influx of new capital into the reinsurance marketplace; however, contracts with poor loss experience continued to receive exceptionally large rate increases. The rate increases implemented during the prior two years were realized in conjunction with moderate declines in the related exposure base due to increased retention levels and coverage exclusions for terrorist activities. In addition, both excess-of-loss and pro rata contracts benefited from improved industry-wide rate levels at the primary company level. For 2003, Employers Mutual’s participation in the MRB reinsurance pool increased to 25 percent from 20 percent in 2002, producing $7,262,000 of additional premiums earned. Employers Mutual’s participation in the MRB pool has increased to 33 percent in 2004; however, premiums earned are not expected to increase due to the discontinuance of some business within the pool. In addition to these factors, the growth in premiums earned for 2003 reflects an increase in the estimate of earned but not reported premiums of $3,125,000, compared to a decrease in this estimate of approximately $1,135,000 in 2002.

Losses and settlement expenses

Losses and settlement expenses increased 9.4 percent to $226,505,000 in 2003 from $207,058,000 in 2002. The loss and settlement expense ratio decreased to 68.5 percent in 2003 from 69.7 percent in 2002, despite an unusually high level of catastrophe and storm losses that was second only to the record amount reported in 2001, and some necessary reserve strengthening. This decline in the loss and settlement expense ratio was attributed to improved premium rate adequacy, an improvement in the quality of our book of business and unusually good loss experience in the reinsurance segment during the second half of the year.

The loss and settlement expense ratio for our property and casualty segment increased slightly to 69.7 percent in 2003 from 69.4 percent in 2002. Despite an unusually high level of catastrophe and storm losses ($17,531,000 in 2003 compared to $8,055,000 in 2002) and some necessary reserve strengthening, the loss and settlement expense ratio did not increase appreciably during 2003. This was due to our diligent efforts over the last several years to improve both premium rate adequacy and the quality of the risks insured. Those efforts have been successful and the financial benefits of those initiatives were realized. Loss frequency continued to trend downward in 2003 while loss severity continued to increase. The reserve strengthening performed in 2003 amounted to approximately $12,825,000, which represents only 5.6 percent of the property and casualty insurance segment’s carried reserves at December 31, 2002. Actuarial evaluations of our carried reserves are performed on a regularly-scheduled basis and it is our standard practice to adjust our carried reserves as necessary in response to these evaluations in order to maintain a consistent level of reserve adequacy.

The loss and settlement expense ratio for our reinsurance segment decreased to 65.2 percent in 2003 from 70.7 percent in 2002. This improvement was attributed to an unusually low level of reported loss activity from both proportional and excess-of-loss business, and from favorable development on prior years’ reserves. However, this improvement was partially offset by a significant increase in catastrophe losses ($3,411,000 in 2003 compared to $249,000 in 2002). During 2003, two events (Midwest storms in the month of May and hurricane Isabel) reached the $1,500,000 cap on losses assumed per event from Employers Mutual. In addition, the reinsurance segment established $326,000 of additional IBNR reserves in 2003 in response to the findings of an independent study conducted on our asbestos exposures.

Acquisition and other expenses

Acquisition and other expenses increased 9.7 percent to $104,896,000 in 2003 from $95,633,000 in 2002. The acquisition expense ratio decreased to 31.7 percent in 2003 from 32.2 percent in 2002, primarily due to the improvement in premium rate adequacy achieved in 2003.

For our property and casualty insurance segment, the acquisition expense ratio increased to 33.4 percent in 2003 from 32.2 percent in 2002. This increase was primarily due to an increase in contingent commission expense and higher employee benefit costs. The increase in contingent commission expense was a direct result of the fundamental improvement that was achieved in underwriting results. The increase in employee benefit costs was associated with a 50 basis-point decrease in the discount rate and expected long-term rate of return on plan assets assumptions utilized in the pension plan and postretirement benefit plans actuarial valuations.

For our reinsurance segment, the acquisition expense ratio decreased to 27.3 percent in 2003 from 32.1 percent in 2002. The decrease in 2003 was attributed to a decline in contingent commission expense and a shift in the mix of business towards property excess-of-loss business, which carries a lower commission rate. The decline in contingent commission expense was attributed to several sources, including a decline of approximately $413,000 associated with the MRB reinsurance pool and a marine syndicate account, a decline of approximately $400,000 associated with the commutation, or negotiated settlement, of a retrocession contract related to the World Trade Center catastrophe, and a general trend toward a reduction in the number of contracts with contingent commission provisions. Commission expense for 2003 and 2002 included $782,000 and $379,000, respectively, of commissions incurred in connection with the increased participation in the MRB reinsurance pool.

Investment results

Net investment income decreased 9.4 percent to $29,702,000 in 2003 from $32,778,000 in 2002, despite an increase in invested assets. This decrease was primarily attributed to the lingering low interest rate environment, which negatively impacted the rate of return earned on our investments, but also reflects an increase in investment expenses. During this period of low interest rates, many of our higher yielding securities were called. The proceeds from these called securities, and from maturing securities, were reinvested at the current lower interest rates, resulting in less investment income. In addition, we were reluctant to invest in long-term securities in this current low interest rate environment and therefore accumulated a significant amount of short-term and cash equivalent investments. Since these investments carry lower interest rates than long-term fixed maturity securities, the decline in our rate of return was magnified.

Realized investment gains totaled $1,170,000 in 2003 compared to a loss of $3,159,000 in 2002. Reflected in the gains of 2003 are $1,567,000 of other-than-temporary impairment losses recognized in our equity portfolio during the first quarter of 2003, $2,689,000 of net losses recognized by our equity managers during the first quarter as they rebalanced our portfolios to enhance future returns and $4,342,000 of losses recognized on the sale of American Airlines and United Airlines bonds during the first quarter. These bonds were collateralized by aircraft with an appraised value sufficient to recover our investment at December 31, 2002; however, during the first quarter of 2003, the value of this collateral declined below our investment as a result of the war with Iraq, a significant decline in air travel, and the prospects of a bankruptcy filing by American Airlines and the potential liquidation of United Airlines. The losses recognized in the first quarter were more than offset by gains recognized on the sale of certain bond and equity investments during the remainder of 2003. We did not recognize any additional other-than-temporary impairment losses during 2003 and all the impaired equity securities were sold before year-end, generating gross realized gains of $619,000 and gross realized losses of $48,000. The realized investment loss for 2002 primarily reflected a $3,821,000 other-than-temporary impairment loss on our investment in MCI Communications Corporation bonds.

Other information

We refinanced $36,000,000 of surplus notes with Employers Mutual effective April 1, 2003 at an interest rate of 3.09 percent, resulting in a 19.4 percent decline in interest expense in 2003. The interest expense incurred on these surplus notes does not have a material impact on our results of operations as the proceeds of the surplus notes have been invested and earn a similar amount of interest income. It should be noted that surplus notes are considered to be a component of surplus for statutory reporting purposes because the notes have no maturity date and all payments of interest and principal must be approved in advance by the insurance commissioner of the state of domicile of the issuing insurance company; however, under generally accepted accounting principles (GAAP), surplus notes are considered to be debt and are reported as a liability in our financial statements.

Income tax expense increased 31.8 percent to $7,633,000 in 2003 from $5,790,000 in 2002. The effective tax rate increased slightly to 27.3 percent in 2003 from 26.4 percent in 2002.

On January 22, 2004, we announced that our subsidiary Farm and City Insurance Company would discontinue writing nonstandard risk automobile insurance and institute non-renewal procedures on all existing business. Due to the fact that Farm and City will continue to participate in the pooling arrangement, we anticipate that Farm and City will continue to generate sufficient cash flows to support the unamortized balance of goodwill currently carried in our financial statements. As a result, no impairment loss was recognized on the goodwill at December 31, 2003.

In response to the declining interest rate environment, Employers Mutual has changed several key assumptions utilized in the preparation of the actuarial valuation reports for its pension and postretirement benefit plans during the last two years. Key assumption changes include a reduction in the discount rate from 7.0 percent in 2001 to 6.5 percent in 2002 and 6.0 percent in 2003 and a reduction in the expected long-term rate of return on plan assets for the pension plan from 8.5 percent in 2001 to 8.0 percent in 2002 and 7.5 percent in 2003 and for the postretirement benefit plans from 6.0 percent in 2001 and 2002 to 5.0 percent in 2003. In addition, due to the continued escalation in the price of prescription drugs, the assumed health care cost trend rate utilized in the postretirement benefit plan valuation report was increased from 9 percent in 2001 to 12 percent in 2002 and 11 percent in 2003.

Pension liabilities reflected in our financial statements totaled $1,453,000 (including $1,016,000 of additional minimum liability) at December 31, 2003 and $2,488,000 (including $1,701,000 of additional minimum liability) at December 31, 2002. The intangible asset reflected in our financial statements totaled $1,016,000 and $1,411,000 at December 31, 2003 and 2002, respectively. Postretirement benefit liabilities reflected in our financial statements totaled $8,512,000 and $7,527,000 at December 31, 2003 and 2002, respectively.

Prior to 2002, we concluded that we were not subject to the accounting requirements of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, since we received the current fair value for any of our common stock issued under Employers Mutual’s stock option plans. As a result, we recognized as compensation expense our pool participation share of the stock option expense recorded by Employers Mutual for these plans. During 2002, we concluded that we are subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual’s stock option plans since the exercise price of the options was equal to the fair value of the stock at the date of grant. Accordingly, during 2002 we reversed the accrual for stock option expense allocated to us by Employers Mutual, resulting in $349,000 of pre-tax income. Pre-tax compensation expense recognized in our financial statement in 2001 amounted to $355,000. Since this amount was not material, the financial statements for 2001 were not restated.

Our subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense associated with stock option exercises under the terms of the pooling and quota share agreements. Beginning in 2003, the statutory-basis compensation expense that is paid by our subsidiaries to Employers Mutual ($505,000 in 2003) is being reclassified as a dividend payment to Employers Mutual in our GAAP-basis financial statements. Since the corresponding amounts for 2002 and 2001 were not material, the financial statements for those years were not restated.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This legislation is expected to eventually reduce the cost of Employers Mutual’s health care postretirement benefit plan. Because of various uncertainties, including Employers Mutual’s response to this legislation and the appropriate accounting methodology for this event, we elected to defer financial recognition of this legislation until the Financial Accounting Standards Board (FASB) issues final accounting guidance. This deferral election was permitted under FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

Year ended December 31, 2002 compared to year ended December 31, 2001

Net income increased to $16,102,000 in 2002 from a net loss of $2,106,000 in 2001. This improvement was attributed to improved premium rate adequacy, focused underwriting initiatives and a significant decline in catastrophe and storm losses. We were successful in executing a corporate operating plan that focused on improved profitability. Although significant improvements had been achieved in pricing and loss experience in 2001, they were masked by an unusually large amount of storm losses.

Premiums Earned

Premiums earned increased 12.0 percent to $297,043,000 in 2002 from $265,280,000 in 2001. This increase was primarily attributed to rate increases that were implemented during the prior two years in our property and casualty insurance segment, as well as growth and improved pricing in our reinsurance segment. Despite rising premium rates, retention levels remained fairly constant, evidence of the movement of the insurance industry toward more adequate rate levels.

Premiums earned for our property and casualty insurance segment increased 10.6 percent to $225,013,000 in 2002 from $203,393,000 in 2001. This increase was primarily the result of rate increases that grew progressively larger during the last three years as a result of the industry’s movement toward premium rate adequacy. Premium rate levels for our property and casualty insurance segment continued to improve during 2002 as average rate level increases ranging from five to eighteen percent were implemented in most lines of business. As a result of these rate increases, our premium rate levels for most lines of business were considered to be at, or near, adequate levels at December 31, 2002.

Premiums earned for our reinsurance segment increased 16.4 percent to $72,030,000 in 2002 from $61,887,000 in 2001. This increase was attributed to rate increases implemented during the January 2002 renewal season, increased participation in the MRB reinsurance pool and growth in a marine syndicate account; however, this increase was tempered by the recognition in 2001 of approximately $2,001,000 of reinstatement premiums associated with the World Trade Center catastrophe (a reinstatement premium is a payment made by the ceding insurer to restate reinsurance coverage after a loss). During 2002, this estimate of reinstatement premiums was reduced by approximately $677,000, reflecting a decline in Employers Mutual’s estimate of the loss. The reinsurance segment lost several accounts in 2002 due to the 2001 decline in Employers Mutual’s A.M. Best rating from “A” (Excellent) to “A-” (Excellent) and a decline in Employers Mutual’s surplus level at December

31, 2001. Some of the lost business was replaced by several new working layer programs, which typically have smaller profit margins but offer greater loss predictability. Reflected in premiums earned for 2002 was a decline in the estimate of earned but not reported premium of approximately $1,135,000 compared to an increase of approximately $1,350,000 in this estimate in 2001.

Losses and settlement expenses

Losses and settlement expenses decreased 6.7 percent to $207,058,000 in 2002 from $221,919,000 in 2001. The loss and settlement expense ratio decreased to 69.7 percent in 2002 from 83.7 percent in 2001. This decline in the loss and settlement expense ratio was primarily attributed to a significant decline in catastrophe and storm losses from the unusually large amount experienced in 2001, when active weather patterns produced a record amount of storm losses. Other factors contributing to this improvement included the implementation of more stringent underwriting standards, a substantial decrease in loss frequency and a decline in large losses. Both 2002 and 2001 were negatively impacted by adverse development on prior years’ reserves.

The loss and settlement expense ratio for the property and casualty insurance segment decreased to 69.4 percent in 2002 from 82.8 percent in 2001. This decline was primarily attributed to a significant decline in catastrophe and storm losses. Other factors included more stringent underwriting standards, a substantial decline in loss frequency and a decline in large losses. Offsetting these improvements were an increase in loss severity and a second consecutive year of adverse development on prior years’ reserves. The adverse development reported for 2002 included $2,069,000 of additional asbestos reserves established in response to the findings of an independent study conducted on our asbestos exposures.

The loss and settlement expense ratio for the reinsurance segment decreased to 70.7 percent in 2002 from 86.6 percent in 2001. This improvement was attributed to a significant decline in storm losses, more favorable weather conditions and decreased casualty losses. The reinsurance segment experienced adverse reserve development in 2002, but at a lower level than 2001. The majority of the adverse development came from the MRB reinsurance pool, which experienced a high level of construction defect claims on an account that was discontinued on December 31, 1999.

Acquisition and other expenses

Acquisition and other expenses increased 19.2 percent to $95,633,000 in 2002 from $80,251,000 in 2001. The acquisition expense ratio increased to 32.2 percent in 2002 from 30.2 percent in 2001. This increase reflected an increase in contingent commission expense and policyholder dividends resulting from the significant improvement in underwriting results, the discontinuation of an assigned risk program during 2001 that produced commission income and an increase in employee benefit costs.

For the property and casualty insurance segment, the acquisition expense ratio increased to 32.2 percent in 2002 from 30.4 percent in 2001. This increase was attributed to an increase in contingent commission expense and higher employee benefit costs. The increase for 2002 also included a large growth in policyholder dividend expense. The increases in contingent commission expense and policyholder dividend expense resulted from the fundamental improvement in underwriting results experienced during the previous two years.

For our reinsurance segment, the acquisition expense ratio increased to 32.1 percent in 2002 from 29.7 percent in 2001. This increase was attributed to an increase in contingent commission expense that resulted from good loss experience on certain reinsurance contracts. Commission expense for 2002 included $379,000 of commissions incurred in connection with the increased participation in the MRB reinsurance pool.

Investment results

Net investment income increased 5.8 percent to $32,778,000 in 2002 from $30,970,000 in 2001. This increase was primarily attributable to an increase in fixed maturity security investments that resulted from the issuance of $25,000,000 of surplus notes to Employers Mutual in December 2001 and $11,000,000 of surplus notes in June 2002; however, the increase in investment income was tempered somewhat by the declining interest rate environment. In addition, we experienced a significant amount of call activity in our portfolio of fixed maturity securities during 2001 due to a large decline in interest rates. Proceeds from this call activity, and from maturing securities, were reinvested at lower current rates, resulting in a lower rate of return in 2002. The surplus notes were issued in response to statutory capital adequacy concerns raised by certain rating agencies because the statutory surplus position of our subsidiaries had declined over the preceding three years due to unfavorable operating results and the payment of dividends to the parent company.

Realized investment losses totaled $3,159,000 in 2002 compared to a realized investment gain of $800,000 in 2001. The loss for 2002 reflected a $3,821,000 other-than-temporary impairment write-down of our investment in MCI Communications Corporation bonds.

Other information

The income tax expense for 2002 totaled $5,790,000 compared to a benefit of $3,436,000 in 2001. The effective tax rate for 2002 was 26.5 percent compared to 62.0 percent in 2001. Due to the significant improvement in 2002 operating results, we were able to utilize our entire net operating loss carry forward from calendar years 2001 and 2000.

Effective January 1, 2001, we began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,000, invested assets increased $11,881,000 and we incurred $1,706,000 of commission expense and $297,000 of premium tax expense. These expenses were offset by a $3,054,000 increase in deferred policy acquisition costs, which resulted in $1,051,000 of non-recurring income.

Statutory Combined Ratios

The following table sets forth the statutory combined ratios of our subsidiaries and the property and casualty insurance industry averages for the three years ended December 31, 2003. Generally, if the combined ratio is below 100 percent, a company has an underwriting profit; if it is above 100 percent, a company has an underwriting loss.

	Year Ended December 31,
	2001	2002	2003
Property and casualty insurance
Loss and settlement expense ratio	83.0%	69.8%	70.3%
Acquisition expense ratio(1)	28.5	31.2	32.2

Combined ratio(1)	111.5%	101.0%	102.5%

Reinsurance
Loss and settlement expense ratio	86.6%	70.7%	65.2%
Acquisition expense ratio	29.1	31.6	27.2

Combined ratio	115.7%	102.3%	92.4%

Total insurance operations
Loss and settlement expense ratio	83.8%	70.0%	68.9%
Acquisition expense ratio(1)	28.6	31.3	30.9

Combined ratio(1)	112.4%	101.3%	99.8%

Property and casualty insurance industry averages(2)
Loss and settlement expense ratio	88.5%	81.6%	74.9%
Acquisition expense ratio	27.4	25.8	25.2

Combined ratio	115.9%	107.4%	100.1%

(1)	The 2001 acquisition expense ratios and combined ratios for “property and casualty insurance” and “total insurance operations” are distorted by $13,884,000 of additional premiums written that were recorded in 2001 in connection with a change in the recording of installment-based insurance policies. Excluding this adjustment, the acquisition expense ratios would have been 30.2 percent and 30.0 percent, respectively, and the combined ratios would have been 113.2 percent and 113.8 percent, respectively.

(2)	As reported by A.M. Best.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company’s ability to generate sufficient cash to meet cash obligations as they come due. We generated positive cash flows from operations of $11,502,000 during the first six months of 2004 compared to $9,937,000 for the same period of 2003. We generated positive cash flows from operations of $63,095,000 in 2003, $56,566,000 in 2002 and $47,087,000 in 2001. The amount for 2001 included $11,881,000 received from Employers Mutual in connection with a change in the recording of written premiums and commissions on policies billed on an installment basis. We typically generate substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of our asset/liability management program and are the primary drivers of our liquidity. When investing funds made available from operations, we invest in securities with maturities that approximate the anticipated liabilities of the insurance issued. In addition, we maintain a portion of our investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. As of June 30, 2004, we did not have any significant variations between the maturity dates of our investments and the expected payment of our loss and settlement expense reserves.

We are a holding company whose principal assets are our investments in our insurance subsidiaries. As a holding company, we are dependent upon cash dividends from our insurance company subsidiaries to meet our obligations and to pay cash dividends to our stockholders. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. The maximum amount of dividends that our insurance company subsidiaries can pay to us in 2004 without prior regulatory approval is approximately $22.2 million. We received $7,255,000, $6,250,000 and $5,525,000 of dividends from our insurance company subsidiaries and paid cash dividends to our stockholders totaling $6,874,000, $6,828,000 and $6,787,000 in 2003, 2002 and 2001, respectively.

Our insurance company subsidiaries must have adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is due to the fact that under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt and investment purchases. Cash outflows can be variable because of uncertainties regarding settlement dates for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments.

We maintain a portion of our investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. The remainder of the investment portfolio, excluding investments in equity securities, is invested in securities with maturities that approximate the anticipated liabilities of the insurance written. At June 30, 2004, approximately 28.0 percent of our fixed maturity securities were in U.S. government or U.S. government agency issued securities. A variety of maturities are maintained in our portfolio to assure adequate liquidity. The maturity structure of the fixed maturity investments is also established by the relative attractiveness of yields on short, intermediate and long-term securities. We do not invest in any high-yield debt investments (commonly referred to as junk bonds).

We consider ourself to be a long-term investor and generally purchase fixed maturity investments with the intent to hold them to maturity. Despite this intent, we have historically classified a portion of our fixed maturity investments as available-for-sale securities to provide flexibility in the management of the portfolio. Since the third quarter of 1999, all newly acquired fixed maturity investments have been classified as available-for-sale securities to provide increased management flexibility. We had unrealized holding gains (which are reflected as “Accumulated other comprehensive income” in our consolidated financial statements), net of deferred taxes, on fixed maturity securities available-for-sale totaling $7,455,000 at June 30, 2004 and $15,779,000 at December 31, 2003. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since we do not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on our operations, as forced liquidations of investments are not anticipated. We closely monitor the bond market and make appropriate adjustments in our portfolio as changing conditions warrant.

The majority of our assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds will be reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

We participate in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from our investment portfolio are loaned to other institutions for short periods of time. We receive a fee for each security loaned out under this program and require initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. The cash collateral that secures our loaned securities is invested in a Delaware statutory trust that is managed by Mellon Bank. The earnings from this trust are used, in part, to pay the fee we receive for each security we loan under the program.

We held $5,535,000 and $4,758,000 in minority ownership interests in limited partnerships and limited liability companies at June 30, 2004 and December 31, 2003, respectively. We do not hold any other unregistered securities.

Our cash balance was $54,000 and ($14,069,000) at June 30, 2004 and December 31, 2003, respectively. The balance at December 31, 2003 reflects a $14,346,000 transfer of funds out of the cash account on December 31, 2003 to purchase a fixed maturity security; however, due to timing, the account does not reflect the corresponding transfer of cash into the account to fund the purchase. This timing difference resulted in the negative balance in the account.

Pension liabilities reflected in our financial statements totaled $87,000 (including $1,016,000 of additional minimum liability) at June 30, 2004 and $1,453,000 (including $1,016,000 of additional minimum liability) at December 31, 2003. The decline in pension liability at June 30, 2004 is associated with a $2,424,000 pension plan contribution made during the second quarter of 2004. The intangible asset reflected in our financial statements totaled $1,016,000 at both June 30, 2004 and December 31, 2003. Postretirement benefit liabilities reflected in our financial statements totaled $9,386,000 and $8,512,000 at June 30, 2004 and December 31, 2003, respectively.

Capital Resources

Capital resources consist of stockholders’ equity and debt, representing funds deployed or available to be deployed to support business operations. For our insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer’s annual net premiums written to its statutory surplus should not exceed 3 to 1. All of our insurance subsidiaries were well under this guideline at December 31, 2003.

Our insurance subsidiaries are required to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company’s mix of products and investment portfolio. At December 31, 2003, our insurance subsidiaries had total adjusted statutory capital of $170,233,000, which is well in excess of the minimum RBC requirement of $39,609,000.

We had total cash and invested assets with a carrying value of $692.2 million and $676.9 million as of June 30, 2004 and December 31, 2003, respectively. The following table summarizes our cash and invested assets as of the dates indicated:

	June 30, 2004
	Amortized Cost	Fair Value	% of Total at Fair Value
	($ in thousands)
Fixed maturities, held-to-maturity	$46,751	$49,090	7.1%
Fixed maturities, available-for-sale	513,529	524,999	75.5
Equity securities, available-for-sale	41,689	53,161	7.7
Cash	54	54	0.0
Short-term investments	61,690	61,690	8.9
Other long-term investments	5,535	5,535	0.8

	$669,248	$694,529	100.0%

	December 31, 2003
	Amortized Cost	Fair Value	% of Total at Fair Value
	($ in thousands)
Fixed maturities, held-to-maturity	$49,845	$53,854	7.9%
Fixed maturities, available-for-sale	499,511	523,786	76.9
Equity securities, available-for-sale	38,998	49,008	7.2
Cash	(14,069)	(14,069)	-2.0
Short-term investments	63,568	63,568	9.3
Other long-term investments	4,758	4,758	0.7

	$642,611	$680,905	100.0%

The amortized cost and estimated fair value of fixed maturity and equity securities at June 30, 2004 were as follows:

	Held-to-Maturity
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	($ in thousands)
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$45,051	$2,177	$—	$47,228
Mortgage-backed securities	1,700	162	—	1,862

Total held-to-maturity	$46,751	$2,339	$—	$49,090

	Available-for-Sale
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	($ in thousands)
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$107,617	$10	$490	$107,137
Obligations of states and political subdivisions	222,833	3,924	2,559	224,198
Mortgage-backed securities	17,577	1,487	16	19,048
Public utilities	20,178	1,740	59	21,859
Corporate securities	145,324	8,133	700	152,757

Total fixed maturities	513,529	15,294	3,824	524,999

Equity securities	41,689	11,887	415	53,161

Total available-for-sale	$555,218	$27,181	$4,239	$578,160

In December, 2001, three of our property and casualty insurance companies issued surplus notes totaling $25.0 million to Employers Mutual at an annual interest rate of 5.38 percent. In June, 2002, our reinsurance company issued an $11.0 million surplus note to Employers Mutual at an annual interest rate of 5.25 percent. Effective April 1, 2003, these surplus notes were reissued at an annual interest rate of 3.09 percent. These notes do not have a maturity date. Payment of interest and repayment of principal can only be made out of the applicable subsidiary’s statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable subsidiary insurance subsidiaries. Our subsidiaries incurred interest expense of $11,000 in 2001, $1,639,000 in 2002 and $1,320,000 in 2003 with respect to the surplus notes. The surplus notes were issued in response to statutory capital adequacy concerns raised by certain rating agencies because the statutory surplus position of our subsidiaries had declined over the preceding three years due to unfavorable operating results and the payment of dividends to the parent corporation.

As of June 30, 2004, we had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis. When settling the inter-company pool balances, Employers Mutual provides the pool participants with full credit for the premiums written during the quarter and retains all agent balance receivable amounts. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is allocated to the pool members on the basis of pool participation. As a result, we have an off-balance sheet arrangement with an unconsolidated entity that results in a credit risk exposure that is not reflected in our financial statements. Based on historical data, this credit-risk exposure is not considered to be material to our results of operations or our financial position.

Investment Impairments and Considerations

At June 30, 2004, we had three series of fixed maturity securities issued by MCI Communications Corporation with impaired book values. These bonds were received during the second quarter of 2004 in conjunction with a payout award received under a bankruptcy court approved “Plan of Reorganization.” This payout was recorded as a tax-free exchange and the new bonds were assigned a book value equal to the book value of the defaulted bonds that were replaced ($5,509,000). The par value of the new bonds reflects the settlement amount of 79.2 cents per dollar ($4,552,000) and the fair value of the new bonds was $4,241,000 at the time of the payout. Based on these facts, a realized investment gain of $3,826,000 was recognized to offset the other-than-temporary impairment loss previously recognized in the second quarter of 2002 and an other-than-temporary impairment loss of $1,268,000 was recognized to reduce the book value of the new bonds to fair value at the time of the payout.

At June 30, 2004, we had unrealized losses on held-to-maturity and available-for-sale securities as presented below. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services. None of these securities are considered to be in concentrations by either security type or industry.

We use several factors to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security’s value and performance in the context of the overall markets, length of time and extent the security’s fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and our ability and intent to hold the fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at June 30, 2004. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk and the overall performance of the economy, all of which have the potential to adversely affect the value of our investments. Should a determination be made at some point in the future that these unrealized losses are other-than-temporary, our earnings would be reduced by approximately $2,755,000, net of tax; however, our financial condition would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in our financial statements as a component of stockholders’ equity, net of deferred taxes. Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of June 30, 2004.

	Less than Six Months		Six to Twelve Months		Twelve Months or Longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	($ in thousands)
U.S. treasury securities and obligations of U.S. Government corporations and agencies	$105,627	$490	$—	$—	$—	$—	$105,627	$490
Mortgage-backed securities	4,971	16	—	—	—	—	4,971	16
Obligations of states and political subdivisions	75,275	1,911	5,202	225	8,660	423	89,137	2,559
Public utilities	—	—	2,513	59	—	—	2,513	59
Corporate securities	29,607	502	—	—	5,540	198	35,147	700

Subtotal, fixed maturity securities	215,480	2,919	7,715	284	14,200	621	237,395	3,824
Equity securities	6,542	413	—	—	16	2	6,558	415

Total temporarily impaired securities	$222,022	$3,332	$7,715	$284	$14,216	$623	$243,953	$4,239

Following is a schedule of fixed maturity securities available-for-sale that are non-investment grade and have unrealized losses at June 30, 2004. As previously noted, we do not invest in junk bonds. The non-investment grade securities held by us are the result of rating downgrades that occurred subsequent to their purchase. The percentages displayed are of the fair values of these securities to the total fair value of fixed maturity securities available-for-sale, and of the unrealized losses on these securities to the total gross unrealized losses on fixed maturity securities available-for-sale. This schedule does not include fixed maturity securities held-to-maturity due to the fact that none of these securities have unrealized losses or are below investment grade at June 30, 2004. This schedule also does not include the new MCI Communications Corporation bonds received during the second quarter of 2004 in conjunction with a bankruptcy court approved payout award. These bonds are currently not rated and are deemed to be non-investment grade, but had a fair value that was greater than book value at June 30, 2004.

	Moody’s Bond Rating	Carrying Value	Unrealized Loss	Percent of Market Value	Percent of Gross Unrealized Losses
	($ in thousands)
Potomac Edison	BA1	$2,513	$59	0.5%	1.5%

Following is a schedule of gross realized losses recognized in the first six months of 2004 along with the associated book values and sales prices aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. Our equity portfolio is managed on a “tax-aware” basis, which generally results in sales of securities at a loss to offset sales of securities at a gain, thus minimizing our income tax expense. Fixed maturity securities are generally held until maturity.

	Book Value	Sales Price	Gross Realized Loss
	($ in thousands)
Fixed maturity securities available-for-sale:
Three months or less	$6,972	$5,702	$1,270
Over three months to six months	—	—	—
Over six months to nine months	2,600	2,550	50
Over nine months to twelve months	—	—	—
Over twelve months	—	—	—

	$9,572	$8,252	$1,320

Equity securities:
Three months or less	$6,392	$5,848	$544
Over three months to six months	417	373	44
Over six months to nine months	231	211	20
Over nine months to twelve months	—	—	—
Over twelve months	1,267	1,110	157

	$8,307	$7,542	$765

Following is a schedule of gross realized losses recognized in 2003 along with the associated book values and sales prices aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc.

	Book Value	Sales Price	Gross Realized Loss
	($ in thousands)
Fixed maturity securities available-for-sale:
Three months or less	$17,830	$17,508	$322
Over three months to six months	—	—	—
Over six months to nine months	—	—	—
Over nine months to twelve months	—	—	—
Over twelve months	11,099	6,544	4,555

	$28,929	$24,052	$4,877

Equity securities:
Three months or less	$7,689	$6,490	$1,199
Over three months to six months	3,152	2,737	415
Over six months to nine months	6,359	4,162	2,197
Over nine months to twelve months	4,312	3,102	1,210
Over twelve months	1,392	949	443

	$22,904	$17,440	$5,464

The $4,555,000 of realized losses recognized on fixed maturity securities that were in an unrealized loss position for over twelve months include $4,342,000 of losses from the sale of American Airlines and United Airlines bonds in the first quarter of 2003 and $213,000 of losses from the sale of Northwestern Public Service bonds. The airline bonds were collateralized by aircraft with an appraised value sufficient to recover our investment at December 31, 2002; however, during the first quarter of 2003 the value of this collateral declined below our investment as a result of the war with Iraq, a significant decline in air travel, and the prospects of a bankruptcy filing by American Airlines and the potential liquidation of United Airlines. As a result of this change in collateral value, we elected to sell the bonds, rather than record an other-than-temporary impairment loss. The Northwestern Public Service bonds were sold when it was disclosed that its non-utility subsidiaries had lost value, resulting in negative equity for the parent company.

The $5,464,000 of realized investment losses recognized on equity securities included $2,785,000 of losses recognized by our equity managers as they rebalanced our portfolios to enhance future returns and $1,567,000 of other-than-temporary impairment losses. The $443,000 of realized losses recognized that were in an unrealized position for over twelve months included $125,000 from the rebalancing of the portfolios and $206,000 of other-than-temporary impairment losses.

Leases, Commitments and Contingent Liabilities

The following table reflects our contractual obligations. Included in the table are the estimated payments that we expect to make in the settlement of our loss reserves and with respect to our long-term debt. Employers Mutual has entered into various leases for branch office facilities with lease terms expiring through 2013. Employers Mutual also leases computer software under various operating lease agreements expiring through 2005. All lease costs are included as expenses under the pooling agreement after allocation of the portion of these expenses to the subsidiaries that do not participate in the pool.

As of June 30, 2004
	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	($ in thousands)
Loss and Settlement Expense Reserves(1)	$393,050	$131,940	$152,416	$35,729	$72,965
Long-Term Debt(2)	36,000	—	—	—	36,000
Real Estate Operating Leases	6,813	523	2,976	1,479	1,835
Software Operating Leases	1,183	808	375	—	—

Total	$437,046	$133,271	$155,767	$37,208	$110,800

(1)	The amounts presented are estimates of the dollar amounts and time periods in which we expect to pay out our gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2)	Long-term debt reflects the surplus notes issued by our insurance subsidiaries to Employers Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

Estimated guaranty fund assessments of $1,253,000 and $1,079,000, which are used by states to pay claims of insolvent insurers domiciled in that state, have been accrued as of December 31, 2003 and 2002, respectively. The guaranty fund assessments are expected to be paid over the next two years with premium tax offsets of $1,498,000 expected to be realized within ten years of the payments. Estimated second injury fund assessments of $1,109,000 and $1,162,000, which are designed to encourage employers to employ a worker with a pre-existing disability, have been accrued as of December 31, 2003 and 2002, respectively. The second injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling arrangement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. Our share of loss reserves eliminated by the purchase of these annuities is $753,000. We have a contingent liability of $753,000 should the issuers of these annuities fail to perform under the terms of the annuities. Our share of the amount due from any one life insurance company does not equal or exceed one percent of our subsidiaries’ policyholders’ surplus.

Impact of Inflation

Inflation has a widespread effect on our results of operations, primarily through increased losses and settlement expenses. We consider inflation, including “social inflation” that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

Market Risk, Interest Rate Risk and Credit Risk

The main objectives in managing our investment portfolios are to maximize after-tax investment income and total investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of our subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments held by us relate to the investment portfolio, which exposes us to interest rate and equity price risk, and to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the effect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the financial instruments in our investment portfolio to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2003 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $28,108,000, or 4.5 percent. By comparison, a hypothetical one percent decrease in interest rates at December 31, 2003 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $1,604,000, assuming the current maturity and prepayment patterns. We monitor interest rate risk through the analysis of interest rate simulations, and adjust the average duration of our fixed maturity portfolio by investing in either longer or shorter-term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of our fixed maturity portfolio at December 31, 2003 was 4.15 years. We do not employ the use of derivative instruments to hedge interest rate risk.

The valuation of our marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. We invest in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2003 would result in a corresponding pre-tax decrease in the fair value of our equity portfolio of approximately $4,137,000.

We attempt to minimize credit risk by investing in investment grade fixed maturity securities. At December 31, 2003, the portfolio of long-term fixed maturity securities consisted of 26.7 percent U.S. Treasury, 13.0 percent government agency and 59.8 percent investment grade securities. At December 31, 2002, the portfolio of long-term fixed maturity securities consisted of 15.7 percent U.S. Treasury, 13.4 percent government agency and 68.4 percent investment grade securities.

Our fixed maturity securities generally have an investment quality rating of “A” or better from independent rating agencies. The following table shows the composition of our fixed maturity securities as of December 31, 2003 by ratings assigned by Moody’s Investor’s Services, Inc.

	Securities Held-to-Maturity (at Amortized Cost)		Securities Available-for-Sale (at Fair Value)
	Amount	Percent	Amount	Percent
	($ in thousands)
Rating:
AAA	$49,845	100.0%	$282,652	54.0%
AA	—	—	75,633	14.4
A	—	—	136,614	26.1
BAA	—	—	21,578	4.1
BA	—	—	2,488	0.5
CA	—	—	4,821	0.9

Total fixed maturities	$49,845	100.0%	$523,786	100.0%

Prepayment risk refers to the changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. The prepayment risk analysis is monitored regularly through the analysis of interest rate simulations. At December 31, 2003, the effective duration of the mortgage-backed securities was 1.6 years with an average life and current yield of 2.4 years and 7.0 percent, respectively. At December 31, 2002, the effective duration of the mortgage-backed securities was 1.2 years with an average life and current yield of 0.2 years and 7.6 percent, respectively.

New Accounting Pronouncements

In November 2003, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus on certain disclosures required by EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which is effective for fiscal years ending after December 15, 2003. EITF Issue 03-1 requires certain quantitative and qualitative disclosures for debt and equity securities classified as available-for-sale or held-to-maturity that are impaired at the balance sheet date but have not been recognized as other-than-temporary impairments. Our adoption of EITF Issue 03-1 did not have any effect on our operating results in 2003.

In March 2004, the EITF reached a consensus on the guidance provided by Issue 03-1 to determine whether an investment is other-than-temporarily impaired. This guidance is effective for reporting periods beginning after June 15, 2004. Our adoption of the guidance provided by EITF Issue 03-1 is not expected to have any effect on our operating results in 2004.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132, as revised, is effective for financial statements for fiscal years ending after December 15, 2003, except disclosure of estimated benefit payments, which is effective for fiscal years ended after June 15, 2004. Our adoption of this revised statement, which only requires additional disclosures, did not have any effect on our operating results.

During the second quarter of 2004, the FASB issued Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This guidance supersedes Staff Position FAS 106-1 on the same subject that was issued in January, 2004 and allowed employers to either defer or recognize the prescription drug subsidy established under the Medicare legislation enacted in December, 2003. This new Staff Position is effective for reporting periods beginning after June 15, 2004. We have not determined the financial impact of this new guidance.

BUSINESS

Who We Are

We are an insurance holding company that conducts operations in property and casualty insurance and reinsurance through our subsidiaries. We primarily focus on the sale of commercial lines of property and casualty insurance to small and medium-sized businesses. We sell these products through independent insurance agents who are supported by our decentralized network of branch offices. Although we actively market our insurance products in 41 states, the majority of our business is marketed and generated in the Midwest. Our property and casualty insurance operations are conducted together with the property and casualty insurance operations of our parent corporation, Employers Mutual, and we collectively operate under the trade name “EMC Insurance Companies.”

Our financial results for the six months ended June 30, 2004 and the year ended December 31, 2003 represent the best first six months and best year, respectively, in our history in terms of net income and earnings per share. Total revenues, net income and earnings per share for the six months ended June 30, 2004 were $185.5 million, $11.8 million and $1.02, respectively, and as of June 30, 2004, we had total assets of $915.1 million and stockholders’ equity of $182.8 million. Total revenues, net income and earnings per share for the year ended December 31, 2003 were $362.4 million, $20.3 million and $1.78, respectively, and as of December 31, 2003, we had total assets of $899.7 million and stockholders’ equity of $180.8 million.

We were incorporated in Iowa in 1974 by Employers Mutual and became a public company in 1982 following the initial public offering of our common stock. An additional offering of our common stock was made to the public in 1985. Our parent corporation, Employers Mutual, is a mutual insurance company incorporated in Iowa in 1911 that is licensed to write property and casualty insurance in all 50 states and the District of Columbia. Employers Mutual currently owns approximately 80.9 percent of our outstanding common stock and is selling shares of our common stock in this offering and reducing its holdings to approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the underwriters elect to exercise the over-allotment option in full).

Property and casualty insurance is the most significant segment of our business, representing approximately 73 percent of premiums earned during 2003. Our property and casualty insurance operations are integrated with those of Employers Mutual and its insurance company subsidiaries and an affiliate through participation in the reinsurance pooling arrangement. The pool’s direct premiums written totaled $1.1 billion in 2003, and the pool’s combined statutory surplus was $587.0 million as of December 31, 2003. For a discussion of the pooling arrangement and its benefits, please see “Our Organizational Structure” below.

Our aggregate interest in the pooling arrangement is currently 23.5 percent. After completion of this offering, our aggregate participation interest will increase to 30.0 percent, effective January 1, 2005. We do not anticipate any further increase in our aggregate participation interest in the pool for the foreseeable future.

The following table provides basic information about our four property and casualty insurance companies that participate in the pooling arrangement.

Name	Year Established	State of Domicile	Number of States in Which Licensed
Dakota Fire Insurance Company (“Dakota Fire”)	1957	North Dakota	5
EMCASCO Insurance Company (“EMCASCO”)	1958	Iowa	36
Farm and City Insurance Company (“Farm and City”)	1962	Iowa	6
Illinois EMCASCO Insurance Company (“Illinois EMCASCO”)	1976	Iowa	3

Our property and casualty insurance companies offer commercial and personal lines of insurance to businesses and individuals, with the focus of our marketing efforts directed at small and medium-sized businesses, which we define as policyholders with annual premiums of less than $100,000. Sales of commercial lines of insurance accounted for approximately 80 percent of the pool’s direct premiums written in 2003, with approximately 67 percent of the pool’s direct premiums written in 2003 generated by sales through our ten Midwest branch offices.

Our property and casualty insurance products are marketed through 16 branch offices located strategically throughout the United States and through a distribution network of approximately 3,100 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and risk management functions according to policies and procedures established and reviewed by the home office. We believe it is important to our success to have a decentralized network of branch offices, as this allows us to develop marketing strategies, products and pricing that target the needs of individual marketing territories and take advantage of different opportunities for profit in each market. We believe that our operating structure enables us to develop close relationships with the agents and customers with whom we do business. Based on feedback from our agents, we believe that our decentralized structure is an important attribute that differentiates us from our competitors, increases agent loyalty and enhances policyholder retention.

In January of 2004, we announced that Farm and City, our insurance company that specialized in the sale of nonstandard risk automobile insurance, would discontinue writing new business and implement non-renewal procedures with respect to all existing business. Farm and City will, however, continue to participate in the pooling arrangement. We decided to discontinue this line of business based on our analysis of the nonstandard risk automobile insurance market and our conclusion that the product was not within our core competency, required scale above our desired level of investment and could not be priced at a level that would justify the additional investment of time and money required to make this a profitable line of business. Direct premiums written associated with this line of business in 2003 was $9.8 million, resulting in net premiums earned of $10.7 million. We believe that the loss and settlement expense reserves established for this line of business are adequate and that no additional reserves will be required to cover the liabilities associated with the runoff of this business.

Our reinsurance operations, which accounted for approximately 27 percent of premiums earned in 2003, are conducted through EMC Re, a wholly owned subsidiary incorporated in Iowa in 1981. The principal business activity of EMC Re is to assume the voluntary reinsurance business written directly by Employers Mutual with unaffiliated insurance companies (subject to certain limited exceptions). This reinsurance is provided under the terms of a quota share reinsurance agreement between EMC Re and Employers Mutual under which Employers Mutual cedes 100 percent of the premiums received on its voluntarily assumed reinsurance business to EMC Re and EMC Re, in exchange, assumes 100 percent of the losses and related settlement expenses on this business, subject to a maximum loss of $1.5 million with respect to any single occurrence. Due to this arrangement, EMC Re’s exposure to losses resulting from Hurricane Charley, Hurricane Frances or Hurricane Ivan will not exceed $1.5 million per event. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by our reinsurance company to Employers Mutual for this purpose amounted to $18,936,000 in 2003. Our reinsurance company also pays an annual override commission at the rate of 4.5 percent to Employers Mutual in connection with the $1.5 million cap on losses assumed per occurrence. This commission amounted to $4,053,000 in 2003. EMC Re also pays for 100 percent of the third-party reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by our reinsurance company and amounted to $3,803,000 in 2003. EMC Re does not reinsure any of the direct insurance business written by Employers Mutual or any of the other pool participants, nor any “involuntary facility” or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement between Employers Mutual and our reinsurance company give rise to inter-company balances between the parties, which are settled on a quarterly basis. The investment and income tax activities of our reinsurance company are not subject to the quota share agreement.

We also own an insurance agency, EMC Underwriters, LLC, that specializes in marketing excess and surplus lines of insurance. The excess and surplus lines markets provide insurance coverage at negotiated rates for risks that are not acceptable to licensed insurance companies. EMC Underwriters accesses this market by working through independent agents and functions as managing underwriter for excess and surplus lines insurance for several of the pool participants. We derive income from this business based on the fees and commissions earned through placement of the business as opposed to the underwriting of the risks associated with that business. We received $1,413,000 in fees in 2003 from the operations of EMC Underwriters. Any business placed by EMC Underwriters with the pool participants is included in the underwriting results of the pool.

Our Strengths and Strategy

Our goal is to create stockholder value through disciplined and profitable growth, strong agency relationships, continued operating improvement, customer satisfaction and employee commitment to excellence. To achieve this goal, we have developed a strategy that seeks to capitalize on our strengths. Key aspects of our strengths and strategy include:

Achieving consistent underwriting profitability through the use of focused underwriting initiatives and disciplined pricing.

We focus on achieving a combined ratio of less than 100 percent and we believe that underwriting profitability is a fundamental component of our long-term financial strength because it allows us to generate profits without relying on our investment income. We seek to enhance our underwriting results by carefully selecting the product lines we offer and the geographic locations in which we choose to do business, thereby minimizing our exposure to catastrophe-prone areas and continually evaluating our claims history to ensure the adequacy of our underwriting guidelines and product pricing. We seek to provide more than one policy to a given customer because this “account selling” strategy diversifies our risks and generally improves our underwriting results. We have also recently developed underwriting analysis tools that are designed to provide our underwriting staff with additional information for making informed underwriting decisions.

We are also committed to maintaining discipline in our pricing by pursuing rate increases to maintain or improve our underwriting profitability without unduly affecting our ability to attract and retain customers. In addition to pursuing appropriate pricing, we take numerous actions to ensure that our premium rates are adequate relative to our level of underwriting risk. We review loss trends on a periodic basis to identify changes in the frequency and severity of our claims and to assess the adequacy of our rates and underwriting standards. We also carefully monitor and audit the key information that we use to price our policies, enabling us to receive an adequate level of premium for our risk. By aggressively pursuing appropriate rate increases and thoroughly understanding the risks we insure, we are able to support our strategy of achieving consistent underwriting profitability.

A recent example of our discipline with respect to pricing adequacy is reflected in our decision to discontinue operations in the nonstandard risk automobile insurance market in which Farm and City previously participated. Because we determined this product was not within our core competency, required scale above our desired level of investment and could not be priced at a level that was adequate to earn an underwriting profit, we elected to discontinue the writing of new business and institute non-renewal procedures with respect to existing business.

Pursuing profitable growth by organic expansion within our operating territories by maintaining and developing quality agency relationships.

We recognize the importance of our agency relationships to our continued growth and seek to develop long-term relationships that will mutually benefit both parties. We carefully select agencies that share our commitment to providing profitable and competitive insurance products and seek to terminate relationships with agencies that do not generate profitable business. We maintain 16 full service branch offices and 6 claims service offices throughout the United States. We believe this local presence provides us with competitive advantages in terms of market knowledge and personal service in the areas of marketing, underwriting and claims. We believe that continued expansion within our existing markets will be a key source of our continued premium growth, and maintaining an effective and growing network of independent agents is integral to our expansion. We currently have relationships with approximately 3,100 agencies. We seek to be among the top three insurers within each of our agencies for the lines of business we write by providing a consistent, competitive and stable market for our products. Based on feedback from our agents, we believe that we are one of the top three insurers within approximately 60 percent of our agencies. We believe that the consistency of our product offerings enables us to compete effectively for agents with other insurers whose product offerings fluctuate based on industry conditions. We offer our agents a competitive compensation program that rewards them for pursuing profitable growth on our behalf, and we provide them with ongoing support that enables them to better attract and service customers.

Utilizing our branch network to provide responsive and friendly agent and customer service to enable us to attract new policyholders and retain existing policyholders.

We believe that excellent service is important to attracting new policyholders and retaining existing policyholders. Through our decentralized network of 16 branch offices, we work closely with our agency force to provide a consistently responsive level of service for underwriting, claims and customer support. Based on feedback from our agents, we believe that our decentralized structure is an important attribute that differentiates us from our competitors, increases agent loyalty and enhances policyholder retention. In addition, we have recently developed formal service standards for our underwriting and claims staff that will be implemented in all our branch and home office departments in the near future. As a part of our focus on customer service, we also conduct surveys to evaluate the effectiveness of our support programs and our management meets frequently with agency personnel to seek service improvement recommendations, react to service issues and better understand local market conditions.

Utilizing technology and claims management services and tools to control loss costs and improve operating efficiencies.

We utilize technology to streamline our underwriting and claims processing functions and to facilitate efficient and cost-effective communication with our agencies and policyholders. Our goal with technology is to make it easy for our agents and policyholders to do business with us. In addition, we utilize health care, vehicle repair and other specialists to review policyholder claims and ensure that proper and timely care and/or repairs are provided after a claim has been reported. We also utilize loss estimation software to ensure that medical and repair costs associated with a claim are appropriate. We have found that our claims management services help return injured workers to work sooner and ensure that all necessary repairs are performed accurately and on a timely basis. This process helps ensure that our policyholders’ claims are handled in a professional manner and we benefit by preventing unnecessary or excessive loss costs.

Remaining committed to financial conservatism.

At June 30, 2004, our stockholders’ equity was $182.8 million. We have maintained a strong balance sheet by following conservative investment practices, incurring little financial debt and maintaining appropriate reserves. As of June 30, 2004, approximately 83.7 percent of our invested assets were invested in fixed maturity securities, 82.7 percent of which were investment grade and 22.8 percent of which were government securities. The remaining 16.3 percent of our invested assets were invested in equities, short-term investments and other long-term investments. We have no outstanding debt to unaffiliated companies. Further, we believe we have established conservative reserve levels.

Our Organizational Structure

Employers Mutual currently owns approximately 80.9 percent of our outstanding common stock. Our property and casualty insurance operations are integrated with the property and casualty insurance operations of

Employers Mutual through participation in the reinsurance pooling arrangement. Because we conduct our property and casualty insurance operations together with Employers Mutual through the pooling arrangement, we share the same business philosophy, management, employees and facilities as Employers Mutual and offer the same types of insurance products. Our reinsurance company does not participate in the pooling arrangement. The following chart depicts our and Employers Mutual’s organizational structures, including our property and casualty insurance companies, our reinsurance company and the Employers Mutual pool participants (with the percentages indicating approximate current ownership). The companies who participate in the pooling arrangement are indicated in bold type.

(1)	Upon completion of this offering, Employers Mutual's ownership will be reduced to approximately 55.7% of our outstanding common stock (or approximately 51.5% of our outstanding common stock in the event the underwriters elect to exercise the over-allotment option in full).

(2)	In January 2004, we announced that Farm and City Insurance Company would discontinue writing new business and implement non-renewal procedures on existing business. The operations of this insurance company were limited to writing business in the nonstandard risk automobile insurance market. Farm and City will continue to participate in the pooling arrangement even though it will no longer write business directly.

(3)

The Hamilton Mutual Insurance Company of Cincinnati, Ohio is a mutual property and casualty insurance company domiciled in Ohio. Under the terms of an affiliation agreement, Employers Mutual holds surplus notes issued by Hamilton Mutual in the aggregate amount of $10.0 million and, for so long as any amounts are owing to Employers Mutual under these notes, Employers Mutual is entitled to nominate a majority of the members of Hamilton Mutual’s board of directors. Hamilton Mutual’s principal office in Cincinnati, Ohio serves as one of Employers Mutual’s branch offices.

(4)	EMC National Life Company is an Iowa domiciled life insurance company that sells life insurance and annuities. Employers Mutual owns 36.75% of the voting common stock of EMC National Life and Hamilton Mutual owns 12.25% of the voting common stock.

The Group pool participants and the Employers Mutual pool participants are parties to the pooling agreement that establishes and governs the pooling arrangement. Under the pooling agreement, each participant transfers or “cedes” to Employers Mutual all of its insurance business (with the exception of any voluntary reinsurance business assumed from non-affiliated insurance companies) and, in exchange, assumes back from Employers Mutual a specified participation interest in the underwriting results of the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. All premiums, losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from non-affiliated insurance companies, are prorated among the participants on the basis of participation in the pool. Our aggregate participation interest in the pool is currently 23.5 percent. Upon completion of this offering, this aggregate participation interest will increase to 30.0 percent effective January 1, 2005. After the increase becomes effective on January 1, 2005, we anticipate that our aggregate participation interest will not increase for the foreseeable future.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. Effective December 31, 2003, the pooling agreement was amended to provide that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants’ financial statements. The investment and income tax activities of the pool participants are not subject to the pooling agreement. Currently, the pooling agreement may be amended or terminated at the end of any calendar year as to any one or more participants upon thirty days prior notice.

Effective January 1, 2005, the pooling agreement will be amended to provide for a fixed term of three years commencing January 1, 2005 and continuing until December 31, 2007, during which period the pooling agreement may not be terminated and the revised participation interests will not be further amended, absent the occurrence of a material event not in the ordinary course of business that could reasonably be expected to impact the appropriateness of the participation interests in the pool (such as the sale or dissolution of a participant, or the acquisition by, or affiliation with, us or Employers Mutual of a subsidiary or affiliated company that desires to become a participant in the pooling arrangement). Commencing January 1, 2008, the pooling agreement will be automatically renewed for an additional three-year term (and automatically renewed for three-year terms after the end of each renewal term), however, during any renewal term a participant may terminate its participation in the pool as of the beginning of the next calendar year by providing 12 months prior notice to Employers Mutual.

Effective January 1, 2005, the pooling agreement will also be amended, subject to receipt of required regulatory approvals, to comply with certain conditions established by A.M. Best, that will enable us and the Employers Mutual pool participants to have our financial strength ratings determined on a “group” basis. These amendments: (i) provide that if a pool participant becomes insolvent, or is otherwise subject to liquidation or receivership proceedings, each of the other participants will, on a pro rata basis (based on their participation interests in the pool), adjust their assumed portions of the pool liabilities in order to assume in full the liabilities of the impaired participant, subject to compliance with all regulatory requirements applicable to such adjustment under the laws of all states in which the participants are domiciled; (ii) clarify that all development on prior years’ outstanding losses and settlement expenses of the participants will remain in the pool and be pro rated pursuant to the pooling agreement; and (iii) clarify that all liabilities incurred prior to a participant withdrawing from the pool, and associated with such withdrawing participant, shall remain a part of the pool and subject to the pooling arrangement.

The following diagram illustrates the operation of the pooling arrangement:

(1)	Upon completion of this offering, the aggregate participation interest of the Group pool participants will increase from 23.5 percent to 30.0 percent, with the aggregate participation interest of the Employers Mutual pool participants to be reduced from 76.5 percent to 70.0 percent, all effective as of January 1, 2005.

The purpose of the pooling arrangement is to spread the risk of an exposure insured by any of the participants among all of the participants. The particular benefits that our property and casualty insurance companies realize from participating in the pooling arrangement include the following:

•	the ability to produce a more uniform and stable underwriting result from year-to-year for each participant than might otherwise be experienced on an individual basis, by spreading the risks over a wide range of:

•	geographic locations,

•	lines of insurance written,

•	rate filings,

•	commission plans offered, and

•	policy forms;

•	the ability to benefit from the capacity of the entire pool representing $1.1 billion in direct premiums written in 2003 and $587.0 million in statutory surplus as of December 31, 2003, rather than being limited to policy exposures of a size commensurate with each participant’s own assets;

•	the achievement of an “A-” (Excellent) rating from A.M. Best on the basis of participation in the pool;

•	the ability to take advantage of a significant distribution network of independent agencies that the participants most likely could not access on an individual basis;

•	the ability to negotiate and purchase reinsurance from third-party reinsurers on a combined basis, thereby achieving larger retentions and better pricing; and

•	the ability to achieve and benefit from economies of scale in operations.

The individual participation interest of each participant in the pooling arrangement on a current basis, and the revised basis that will become effective January 1, 2005, are set forth in the following table (with the names and interests of the Group pool participants set forth in bold):

Name	Current Interest	Revised Interest Effective January 1, 2005
Employers Mutual Casualty Company	65.5%	59.0%
EMCASCO Insurance Company	9.0	12.0
Illinois EMCASCO Insurance Company	8.0	10.0
Dakota Fire Insurance Company	5.0	6.5
The Hamilton Mutual Insurance Company of Cincinnati, Ohio	5.0	5.0
EMC Property & Casualty Company	3.5	3.5
Union Insurance Company of Providence	2.5	2.5
Farm and City Insurance Company	1.5	1.5

	100.0%	100.0%

The relative participation interests of the pool participants have remained fairly static over time, with changes occurring only twice since we became a public company in 1982. We anticipate that the aggregate pool participation interests of the Group pool participants and the Employers Mutual pool participants will remain static at the levels that will become effective on January 1, 2005. This anticipation is based on management’s philosophy of maintaining the expected level of pool participation and from certain assurances that we have provided to insurance regulatory authorities. Consequently, we will not be in a position for the foreseeable future to increase our revenues or net income by seeking to achieve a larger aggregate participation interest for the Group pool participants in the pooling arrangement.

The Group pool participants had an aggregate participation interest of 17.0 percent in the pooling arrangement in 1982 when we became a public company. In 1992, the aggregate participation interest of the Group pool participants was increased to 22.0 percent as a result of the sale of a life insurance company we owned, and the need to effectively deploy the proceeds of that sale. The aggregate participation interest was increased to the current level of 23.5 percent in 1998 as a result of the entry of Farm and City as a participant in the pool.

The amount of insurance a property and casualty insurance company writes under industry standards is commonly expressed as a multiple of its surplus calculated in accordance with statutory accounting practices. Generally, a ratio of 3-to-1 or less is considered satisfactory by state insurance departments. The ratios of the pool participants for the past three years are as follows (with the names and ratios of the Group pool participants in bold):

	Year Ended December 31,
	2001	2002	2003
Employers Mutual Casualty Company	1.35	1.55	1.26
EMCASCO Insurance Company(1)	2.25	2.41	2.15
Illinois EMCASCO Insurance Company(1)	2.20	2.36	2.07
Dakota Fire Insurance Company(1)	2.23	2.41	2.11
The Hamilton Mutual Insurance Company of Cincinnati, Ohio	2.34	2.13	2.02
EMC Property & Casualty Company	0.97	0.94	0.92
Union Insurance Company of Providence	0.96	0.93	0.91
Farm and City Insurance Company	2.70	2.49	2.35

(1)	The ratios for three of our property and casualty insurance companies (EMCASCO, Illinois EMCASCO and Dakota Fire) reflect the issuance of an aggregate of $25.0 million of surplus notes to Employers Mutual on December 28, 2001. Surplus notes are considered to be a component of surplus for statutory reporting purposes; however, under GAAP, surplus notes are considered to be debt and are reported as a liability in our financial statements.

Our Market

We market a wide variety of commercial and personal lines insurance products through 16 full service branch offices, which actively write business in 41 states. A map of the United States indicating the location of our branch offices and the percentage of the pool’s direct premiums written attributable to each office in 2003 is found on the inside cover page to this prospectus. Our products are marketed exclusively through a network of over 3,100 local independent agencies contracted and serviced by those branch offices. We primarily focus on the sale of commercial lines of property and casualty insurance to small and medium-sized businesses, which we consider to be policyholders that pay less than $100,000 in annual premiums. We also seek to provide more than one policy to a given customer because this “account selling” strategy diversifies our risks and generally improves our underwriting results.

The pool participants wrote over $1.1 billion in direct premiums in 2003, with 80 percent of this business coming from commercial lines products and 20 percent coming from personal lines products. Although a majority of our business is generated by sales in the Midwest, our offices are located across the country to take advantage of local market conditions and opportunities, as well as to spread risk geographically.

Our independent agents and policyholders benefit from our system of branch offices and local management, which distinguishes us in the marketplace. Both receive responsive local service and have access to our local staff, which helps build strong relationships.

Although each branch office offers a slightly different combination of products, the branches generally target three customer segments:

•	a wide variety of small to medium-sized businesses, through a comprehensive package of property and liability coverages;

•	businesses and institutions eligible for our target market and safety dividend group programs (described below) which offer specialized products geared to their members’ unique protection needs; and

•	individual consumers through a number of personal lines products such as homeowners, automobile and umbrella coverage.

We write a number of target market and safety dividend group programs throughout the country, and have developed a strong reputation for these programs within the marketplace. These programs provide enhanced insurance protection to businesses or institutions that have similar hazards and exposures and are willing to implement loss prevention programs. Underwriting results are based on the experience of the group, rather than the individual participants. These groups include public schools, small municipalities, petroleum marketers, contractors and mobile home parks. As an example, the pool participants write coverage for over 1,200 school districts throughout the Midwest, including all the districts in Iowa. We believe these programs have been successful because they offer risk management products and services that are targeted to the needs of group members through a local independent agent.

Our Products

Property and Casualty Insurance

Our pool participants and the Employers Mutual pool participants underwrite both commercial and personal lines of property and casualty insurance. Those coverages consist of the following types of insurance:

Commercial Lines

•	Automobile — policies purchased by insureds engaged in a commercial activity that provide protection against liability for bodily injury and property damage arising from automobile accidents and protection against loss from damage to automobiles owned by the insured.

•	Property — policies purchased by insureds engaged in a commercial activity that provide protection against damage or loss to property (other than autos) owned by the insured.

•	Workers’ Compensation — policies purchased by employers to provide benefits to employees for injuries incurred during the course of employment. The extent of coverage is established by the workers’ compensation laws of each state.

•	Liability — policies purchased by insureds engaged in a commercial activity that provide protection against liability for bodily injury or property damage to others resulting from acts or omissions of the insured or its employees.

•	Other — includes a broad range of policies purchased by insureds engaged in a commercial activity that provides protection with respect to burglary and theft loss, aircraft, marine and other losses. This category also includes fidelity and surety bonds issued to secure performance.

Personal Lines

•	Automobile — policies purchased by individuals that provide protection against liability for bodily injury and property damage arising from automobile accidents and protection against loss from damage to automobiles owned by the insured.

•	Property — policies purchased by individuals that provide protection against damage or loss to property (other than autos) owned by the individual, including homeowner’s insurance.

•	Liability — policies purchased by individuals that provide protection against liability for bodily injury or property damage to others resulting from acts or omissions of the insured.

The following table sets forth the aggregate net premiums earned for the Group pool participants for the three years ended December 31, 2003, by line of business.

	Year Ended December 31,
	2001		2002		2003
Line of Business	Premiums Earned	Percent of total	Premiums Earned	Percent of total	Premiums Earned	Percent of total
	($ in thousands)
Commercial Lines:
Automobile	$44,097	21.6%	$49,434	22.1%	$54,227	22.5%
Property	32,064	15.8	37,838	16.8	42,774	17.7
Workers’ Compensation	40,673	20.0	43,258	19.2	45,312	18.8
Liability	35,832	17.6	41,020	18.2	45,072	18.7
Other	3,674	1.8	3,930	1.7	4,393	1.8

Total commercial lines	156,340	76.8	175,480	78.0	191,778	79.5

Personal Lines:
Automobile	30,048	14.8	30,870	13.7	30,464	12.6
Property	16,674	8.2	18,284	8.1	18,580	7.7
Liability	331	0.2	379	0.2	415	0.2

Total personal lines	47,053	23.2	49,533	22.0	49,459	20.5

TOTAL	$203,393	100.0%	$225,013	100.0%	$241,237	100.0%

Reinsurance

Our reinsurance company assumes the voluntary reinsurance business written directly by Employers Mutual with unaffiliated insurance companies (subject to certain limited exceptions). As our reinsurance business is limited to assuming the reinsurance business produced by Employers Mutual, our reinsurance company does not engage in any independent marketing activities in the reinsurance market. All reinsurance marketing is undertaken by Employers Mutual in its role as the direct writer of reinsurance.

Employers Mutual writes both pro rata and excess-of-loss reinsurance for unaffiliated insurance companies. Pro rata reinsurance is a form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business. In contrast, excess-of-loss reinsurance provides coverage for a portion of losses incurred by an insurer, which exceed predetermined retention limits. Over the last several years, Employers Mutual has emphasized writing excess-of-loss reinsurance business and has worked to increase its participation on existing contracts that had favorable terms. Employers Mutual strives to be flexible in the types of reinsurance products it offers, but generally limits its writings to direct reinsurance business rather than providing retrocessional coverage.

Employers Mutual’s reinsurance business is derived from two sources. Approximately 60.0 percent of premiums earned in 2003 from Employers Mutual’s reinsurance business was generated through the activities of its Home Office Reinsurance Assumed Department (also known as “HORAD”). The reinsurance business written by HORAD is brokered through independent intermediaries. As a result, the risks assumed by HORAD do not materially overlap with the risks assumed by MRB (discussed below). The risks which are assumed by Employers Mutual through HORAD are directly underwritten and priced by Employers Mutual. As such, Employers Mutual has discretion with respect to the type and size of risks which it assumes and services through these activities.

The remaining 40.0 percent of Employers Mutual’s premiums earned in 2003 was generated through participation in the Mutual Reinsurance Bureau pool (also known as “MRB”), an unincorporated association through which Employers Mutual and two other unaffiliated insurance companies participate in a voluntary reinsurance pool to meet the reinsurance needs of small and medium-sized, unaffiliated mutual insurance companies. Employers Mutual has participated in MRB since 1957. As a member of this organization, Employers Mutual assumes its proportionate share of the risks ceded to MRB by unaffiliated insurers. Employers Mutual’s proportionate share is currently one third of all reinsurance business assumed by MRB. However, because MRB is structured on a joint liability basis, Employers Mutual, and therefore our reinsurance company, would also be obligated with respect to the proportionate share of risks assumed by the other participants in the event they were unable to perform. MRB, which is operated by an independent management team, manages assumed risks through typical underwriting practices, including loss exposure controls through reinsurance coverage obtained for the benefit of MRB. The risks for which MRB is the reinsurer arise primarily from the Northeast and Midwest markets. Underwriting of risks and pricing of coverage is performed by MRB management under general guidelines established by Employers Mutual and the other participating insurers. Apart from these procedures, Employers Mutual has only minimal control or influence over the risks assumed and the results of these operations. There are currently two other unaffiliated insurance companies participating in MRB with Employers Mutual. Because of the joint liability structure, MRB participating companies must maintain a rating of “A-” (Excellent) or above from A.M. Best and meet certain other standards.

The following table sets forth the assumed net premiums earned of EMC Re for the three years ended December 31, 2003.

	Year Ended December 31,
	2001		2002		2003
Line of Business	Premiums Earned	Percent of total	Premiums Earned	Percent of total	Premiums Earned	Percent of total
	($ in thousands)
Pro rata reinsurance:
Property and Casualty	$10,026	16.2%	$16,855	23.4%	$19,843	22.2%
Property	12,068	19.5	10,805	15.0	15,195	17.0
Crop	2,413	3.9	1,441	2.0	2,682	3.0
Casualty	2,661	4.3	2,737	3.8	1,788	2.0
Marine/aviation	5,941	9.6	11,381	15.8	12,246	13.7

Total pro rata reinsurance	33,109	53.5	43,219	60.0	51,754	57.9

Excess-of-loss reinsurance:
Property	18,690	30.2	17,935	24.9	23,598	26.4
Casualty	9,469	15.3	10,012	13.9	12,871	14.4
Surety	619	1.0	864	1.2	1,162	1.3

Total excess-of-loss reinsurance	28,778	46.5	28,811	40.0	37,631	42.1

	$61,887	100.0%	$72,030	100.0%	$89,385	100.0%

Marketing and Distribution of Property and Casualty Insurance

Marketing of property and casualty insurance by the pool participants is conducted through 16 branch offices located throughout the United States that service and support a network of approximately 3,100 independent insurance agencies that act as our primary distribution system. Our system of branch offices allows us to respond quickly to changes in local market conditions. Each branch office employs underwriting, claims, marketing and risk improvement representatives, as well as field auditors and branch administrative technicians. The branch offices are supported by technicians and specialists that operate out of Employers Mutual’s home office. Systems are in place to monitor the underwriting results of each branch office and to maintain guidelines and policies consistent with the underwriting and marketing environment in each region. Information regarding our branch offices is provided below.

Branch Office Location	Percent of 2003 Pool Premiums Written		Number of Employees as of December 31, 2003
Des Moines, Iowa	15.9%		207
Wichita, Kansas	14.7	(1)	129
Omaha, Nebraska	7.8		93
Charlotte, North Carolina	6.6	(2)	49
Phoenix, Arizona	6.6	(3)	75
Bismarck, North Dakota	5.8		96
Cincinnati, Ohio	5.3		78
Lansing, Michigan	4.9		64
Birmingham, Alabama	4.3		65
Denver, Colorado	4.0		49
Milwaukee, Wisconsin	3.8		68
Chicago, Illinois	3.8		60
Kansas City, Missouri	3.6		50
Providence, Rhode Island	3.3		55
Jackson, Mississippi	3.1		35
Minneapolis, Minnesota	3.1		44

(1)	Includes underwriting operations conducted in our Dallas, Texas service office.
(2)	Includes underwriting operations conducted in our Valley Forge, Pennsylvania service office.
(3)	Includes underwriting operations conducted in our Irvine, California service office.

Each branch office works closely with the independent agents located in its territory to serve their needs in the sale of our products. Our agents develop personal relationships with personnel in our local branch offices and work with an assigned underwriter. Our underwriters deal frequently with agents, many times on a daily basis, assisting them with new business opportunities, addressing policyholder issues, and assisting in the management of the agency’s book of business. Responsive claim service is also important and is provided by the branch office, often through our field claim representatives. These personal relationships are supplemented by the ability of agents to have access to local decision makers when issues arise.

We also maintain a network of service offices that primarily provide claims-adjusting services. The service offices are located in the following cities and are staffed by the number of full time employees indicated.

Service Office Location	Number of Employees as of December 31, 2003
Dallas, Texas	50
Davenport, Iowa	13
Irvine, California	14
Little Rock, Arkansas	6
St. Louis, Missouri	4
Valley Forge, Pennsylvania	32

The following table sets forth the geographic distribution of the aggregate direct premiums written by all pool participants for the three years ended December 31, 2003.

	2001	2002	2003
Iowa	16.8%	15.9%	15.4%
Kansas	8.8	8.8	8.9
Nebraska	7.0	6.8	6.9
Wisconsin	5.0	5.0	5.5
Michigan	4.2	5.1	4.9
Texas	5.2	5.0	4.9
Illinois	5.1	4.7	4.3
Arizona	3.8	3.8	3.6
Minnesota	3.5	3.3	3.3
Pennsylvania	2.8	3.1	3.1
Other(1)	37.8	38.5	39.2

	100.0%	100.0%	100.0%

(1)	Includes all other jurisdictions, none of which accounted for more than 3.0 percent in 2003.

Pricing and Product Management

Pricing and product management is a collaborative effort among the home office marketing, underwriting and actuarial departments, as well as the branch offices. Because each branch office determines its own business development strategies within our corporate goal framework, those offices develop unique books of business, taking advantage of local market conditions and opportunities. For example, some branches promote personal lines products more than others and some branches have developed successful program business geared toward a particular class of commercial or institutional risk or membership group. As such, product management needs and challenges vary by branch.

Additionally, all branches target and underwrite common risk classes, as well as small and medium-sized business accounts. These marketing efforts require a different product management approach with an ever-increasing focus on delivery of products and services through our web offerings. We also recognize the importance of “account selling” in which we seek to provide more than one policy to a given customer, as this strategy diversifies our risks and generally improves our underwriting results.

We continue to expand our product management resources in the home office to meet these challenges. Our local branches provide a great deal of market intelligence as they are close to their customers. Our home office analyzes existing product performance and works with the branches in researching and developing new products, as well as maintaining and enhancing current ones. We have a great deal of expertise on staff, many being seasoned professionals with branch office marketing and underwriting experience.

Our actuaries provide the branch offices and home office underwriting and marketing departments with rate level analyses for individual states and lines of business. These analyses include experience and production reviews, market intelligence, indicated profitability levels and recommendations for changes in rate levels. These recommendations are tied to overall rate level change targets, which support corporate profitability objectives. Final decisions regarding changes in rate levels in various states and lines are determined through well developed procedures involving consultation between actuaries, branch offices and the home office underwriting and marketing departments.

Subjective modifications of rates for individual commercial lines policies are determined in the branch offices. Through various reports, including a newly-developed rate comparison system, home office underwriting and actuarial staff monitor the impact of branch office pricing decisions on commercial lines policies.

Claims Management

We believe that effective claims management is critical to our success. To this end, we have adopted a customer-focused claims management process that we believe is cost efficient, delivers the appropriate claims service and produces superior claims results. Our claims management process is focused on controlling claims from their inception, accelerating communication to insureds and claimants and compressing the cycle time of claims to control both loss costs and claims-handling costs. We believe our process provides quality service and results in the appropriate handling of claims, allowing us to cost-effectively pay valid claims and contest fraudulent claims.

As of December 31, 2003, our claims management operation consisted of a staff of 677 employees, (including employees based in our home office). This number includes adjusters, appraisers, special investigators, attorneys and claims administrative personnel. We conduct our claims management operations out of our 16 branch offices and six service offices located throughout the United States. Our home office claims group provides advice and counsel for branch claims staff in investigating, reserving and disposing of claims. The home office claims staff also evaluates branch claim operations and makes recommendations for improvement in performance. Additional home office services provided include: complex claim handling, physical damage and property review, medical case management, medical bill review, legal coverage analysis, litigation management and subrogation. We believe these home office services assist the branch claims personnel in producing greater efficiencies than can be achieved at the local level.

Claims are handled directly by our employees, and our staff oversees the claims handling on the programs underwritten by our insurance companies through our independent agencies. Whether through direct claims management, or in standards established for claims management operations subject to our oversight, we are focused on implementing uniform “best practices” claims management processes that are regularly measured and evaluated.

Each branch and service office maintains an adequate claims staff, which we believe allows us to control loss severity while improving customer service, by shortening the time it takes to complete the claims process. Through the utilization of well-trained field appraisal and inspection personnel, we are able to maintain tighter control of the process, thereby reducing the amount we pay for claims.

All of our claims employees have been trained to handle claims according to our guidelines and customer-focused claims management process, and all are subject to review by our home office claims evaluation process. We conduct continuing education for our claims staff in the areas of claim management, best practices, fraud awareness, changes in legislation and litigation management.

Our claims management process is designed to handle legitimate claims efficiently, while defending against those without merit or that are fraudulent. Potentially fraudulent claims are identified through our fraud awareness program, which is designed to educate our claims employees and others throughout the organization about fraud indicators. Potentially fraudulent claims are referred to our special investigation unit, where suspicious claims are investigated and fraudulent claims are contested.

Each branch office is responsible for evaluating and settling claims within the authority provided by home office claims. Authority levels within the branch offices are granted based upon the adjuster’s experience and expertise. The branch office must request input from home office once a case exceeds its authority. A claims committee exists within home office and is chaired by the Senior Vice President of Claims. This committee meets on a weekly basis to assist the branches in evaluating and settling claims beyond their authority.

We will allow claims to go to litigation in matters such as value disputes and questionable liability and we will defend appropriate denials of coverage. We generally retain outside defense counsel to litigate such matters. Our claims professionals manage the litigation process rather than ceding control to an attorney. We have implemented a litigation management system that provides data that will allow claims staff to evaluate the quality and cost effectiveness of legal services provided. Cases are constantly reviewed to adjust the litigation plan if necessary, and all cases going to trial are carefully reviewed to assess the value of trial or settlement.

Loss and Settlement Expense Reserves

Liabilities for losses and settlement expenses are estimates at a given point in time of what an insurer expects to pay to claimants and the cost of settling claims, based on facts and circumstances then known. It can be expected that the insurer’s ultimate liability for losses and settlement expenses may either exceed or be less than such estimates. Our estimates of liabilities for losses and settlement expenses are based on estimates of future trends and claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, which may cover many years in some cases, we may learn additional facts regarding individual claims, and consequently it often becomes necessary to refine and adjust our estimates of the liability. We reflect any adjustments to our liabilities for losses and settlement expenses in our operating results in the period in which the changes in estimates are made.

We maintain reserves for losses and settlement expenses with respect to both reported and unreported claims. The amount of reserves for reported claims is primarily based upon a case-by-case evaluation of the specific type of claim, knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of loss. Reserves on assumed reinsurance business are the amounts reported by the ceding company.

The amount of reserves for unreported claims is determined on the basis of statistical information for each line of insurance with respect to the probable number and nature of claims arising from occurrences that have not yet been reported. Established reserves are closely monitored and are frequently recomputed using a variety of formulas and statistical techniques for analyzing actual claim costs, frequency data and other economic and social factors.

Settlement expense reserves are intended to cover the ultimate cost of investigating claims and defending lawsuits arising from claims. These reserves are established each year based on previous years experience to project the ultimate cost of settlement expenses. To the extent that adjustments are required to be made in the amount of loss reserves each year, settlement expense reserves are correspondingly revised, if necessary.

Our actuaries conduct quarterly reviews of our direct loss and settlement expense reserves. In addition, they specifically analyze direct case loss reserves on a quarterly basis and direct incurred but not reported (“IBNR”) loss reserves on an annual basis. Based on the results of these regularly-scheduled evaluations, our actuaries make recommendations regarding adjustments and direct reserve levels. We believe our commitment to maintaining a consistent level of reserve adequacy is a differentiating factor in our management philosophy compared to others in the industry.

We do not discount reserves. Inflation is implicitly provided for in the reserving function through analysis of cost trends, reviews of historical reserving results and projections of future economic conditions. Large ($100,000 and over) incurred and reported gross reserves are reviewed regularly for adequacy. In addition, long-term and lifetime medical claims are periodically reviewed for cost trends and the applicable reserves are appropriately revised, if necessary.

Despite the inherent uncertainties of estimating our loss and settlement expense reserves, we believe that our reserves are being calculated in accordance with sound actuarial practices and, based upon current information, that our reserves for losses and settlement expenses at December 31, 2003 are adequate.

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of our insurance subsidiaries. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year Ended December 31,
	2001	2002	2003
Gross reserves at beginning of year	$286,489,028	$314,518,588	$331,226,753
Ceded reserves at beginning of year	(11,224,797)	(11,848,597)	(10,367,624)

Net reserves at beginning of year	275,264,231	302,669,991	320,859,129

Incurred losses and settlement expenses
Provision for insured events of the current year	216,752,003	200,059,798	219,028,236
Increase in provision for insured events of prior years	5,166,747	6,998,058	7,476,314

Total incurred losses and settlement expenses	221,918,750	207,057,856	226,504,550

Payments
Losses and settlement expenses attributable to insured events of the current year	94,983,112	81,124,276	86,072,127
Losses and settlement expenses attributable to insured events of prior years	99,529,878	107,744,442	108,175,065

Total payments	194,512,990	188,868,718	194,247,192

Net reserves at end of year	302,669,991	320,859,129	353,116,487
Ceded reserves at end of year	11,848,597	10,367,624	14,807,394

Gross reserves at end of year	$314,518,588	$331,226,753	$367,923,881

During the three years ended December 31, 2003, we have experienced adverse development in the provision for insured events of prior years. The majority of this adverse development has come from the property and casualty insurance segment, primarily in the workers’ compensation line of business. Following are the significant issues and trends that we have identified as contributors to this adverse development.

Workers’ compensation claim severity has increased significantly over the past five years, with the projected ultimate average claim amount increasing approximately 67 percent over the five year period. An increase of this magnitude has made the establishment of adequate case reserves challenging. A review of our claims data indicates that claims adjusters have recently underestimated medical costs and the length of time injured workers are away from work. In addition, partial disability benefits have been underestimated or unanticipated. Large increases in drug costs and the availability and utilization of new and costly medical procedures have contributed to rapidly escalating medical costs.

Construction defect claims arising from general liability policies issued to contractors have increased significantly during the past three years. States with significant construction defect losses include Alabama, Arizona, California, Colorado, Nevada and Texas.

Large umbrella claims have recently contributed to the adverse development experienced in the other liability line of business. Our pattern of increasing umbrella claims severity is believed to be generally consistent with industry umbrella severity trends. Also contributing to overall umbrella reserve development is an increase in claims arising from underlying general liability policies associated with claims arising from commercial auto policies.

Legal expenses for the other liability line of business have also increased rapidly over the past three years, with defense costs increasing at an average rate of approximately 15 percent per year. This increase in legal expenses has occurred despite a reduction in the number of new lawsuits.

We have also noticed increased attorney involvement in uninsured and underinsured motorist claims. Under recent privacy constraints, claimant medical information is often not forthcoming, which contributes to the difficulty in establishing adequate case reserves for these types of claims.

Following is a detailed analysis of the adverse development we have experienced during the past three years.

Year ended December 31, 2003

Property and casualty insurance segment

For the property and casualty insurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior increased $9,015,000 from the estimate at December 31, 2002. This increase represents 3.9% of the December 31, 2002 carried reserves and is attributed to a combination of newly reported claims in excess of carried IBNR reserves, development on case reserves of previously reported claims, and bulk reserve strengthening. None of the adverse development experienced in 2003 is associated with changes in the key actuarial assumptions utilized to estimate loss and settlement expense reserves, although a shortage in workers’ compensation individual case reserves led to the establishment of a bulk case reserve for that line of business.

The emergence of IBNR claims in excess of carried IBNR reserves resulted in approximately $3,977,000 of adverse development in 2003. The most significant development occurred in the workers’ compensation ($1,742,000), other liability ($1,565,000) and commercial auto liability ($659,000) lines of business. Approximately 85 percent of the workers’ compensation adverse development was from accident years 1998—2002. The other liability development is primarily attributed to construction defect and asbestos claims for accident years prior to 1998, with modest downward development for accident years 1998—2002. For commercial auto, the upward development arose mainly from accident years 1998—2001, with 2002 developing downward. For all other lines combined, IBNR reserves developed modestly upward with no significant variations.

Reserves on previously reported claims also developed upward in 2003 by approximately $3,529,000. Adverse case reserve development occurred primarily in the workers’ compensation ($7,234,000) and commercial auto liability ($1,562,000) lines of business. Partially offsetting these two lines was favorable development in the remaining lines, most notably other liability ($1,520,000), property ($1,324,000) and auto physical damage ($1,193,000). About 80 percent of the workers’ compensation adverse development came from the latest four accident years. For all lines combined, the latest four accident years developed upward by $3,800,000, with the prior accident years combined developing modestly downward.

We also strengthened IBNR reserves in 2003 in response to the results of a regularly-scheduled actuarial analysis, which indicated a higher ratio of IBNR emergence in relation to premiums earned than the 2002 review. The portion of IBNR reserve strengthening allocated to prior accident years totaled $1,980,000. The largest indicated increase in IBNR reserves was in the other liability line of business, where strengthening totaled $1,428,000. Relatively minor strengthening also occurred in the other lines of business, the greatest of which was workers’ compensation ($238,000).

As previously noted, case reserves for the property and casualty insurance segment developed upward during 2003, which represented a significant change from the historical development pattern. To supplement the individual case reserves, we established a bulk case reserve for the workers’ compensation line of business, which was primarily responsible for the adverse development. The portion of this bulk reserve allocated to prior accident years was $917,000. This action does not represent a change in assumptions, but rather a reaction to a change in circumstances that occurred in 2003. Prior to 2003, there was no indication that overall case reserves were inadequate.

Settlement expense reserves were also strengthened during 2003. Actuarial analyses completed in 2003 indicated generally higher ultimate expense to loss ratios for the other liability line of business, along with higher estimates of ultimate losses than during 2002. Accordingly, we strengthened settlement expense reserves, with $1,597,000 of the increase allocated to prior accident years.

The above results reflect reserve development on a direct basis. During 2003, ceded losses for prior accident years increased $3,224,000. Approximately three-fourths of the increase was in the other liability, workers’ compensation and surety bond lines of business, primarily as a result of large claims exceeding our excess of loss treaties’ retentions. The impact of the increase in reinsurance recoveries was to offset some of the adverse development on direct business described above.

We also experienced $410,000 of adverse development on involuntary pools during 2003. This development affected the auto and workers’ compensation lines of business. Since involuntary pool reserves are booked as reported (except for a lag in IBNR reserves), this development did not result from any change in actuarial assumptions.

Reinsurance Segment

For the reinsurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior decreased $1,539,000 from the estimate at December 31, 2002. This decrease represents 1.5 percent of the December 31, 2002 carried reserves and is primarily attributed to the 2002 accident year in the HORAD book of business, which developed downward by $3,139,000. Much of this favorable development can be attributed to reported policy year 2002 losses that were approximately $3,200,000 below 2002 implicit projections. HORAD accident years 2001 and prior developed upward approximately $1,190,000. Reserve strengthening implemented in 2003 in response to an independent consultant’s analysis of the reinsurance segment’s exposure to asbestos exposures resulted in $326,000 of adverse development. The remainder of the upward development arose from the accident years 1997 – 2001, primarily from casualty and marine losses.

MRB reserves developed upward by $411,000 in 2003. Most of this development arose from accident years 1995 – 1999 and is attributed to construction defect claims arising from an account that has been in runoff since 2000.

The reserve development experienced in 2003 did not result from any changes in the key actuarial assumptions utilized to estimate loss and settlement expense reserves.

Year ended December 31, 2002

Property and casualty insurance segment

For the property and casualty insurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $4,645,000 from the estimate at December 31, 2001. This increase represents 2.1 percent of the December 31, 2001 carried reserves and is attributed to three sources: direct IBNR reserves, involuntary pools and contingent salary plan reserves. None of the adverse development experienced in 2002 is associated with changes in the key actuarial assumptions utilized to estimate loss and settlement expense reserves.

The emergence of IBNR claims in excess of carried IBNR reserves (before consideration of IBNR reserve strengthening) resulted in approximately $1,332,000 of adverse development in 2002. On a direct basis, adverse IBNR development occurred in the surety bond ($914,000), workers’ compensation ($905,000) and property ($587,000) lines of business. More than 90 percent of the bond and property development arose from the latest two accident years and about 85 percent of the workers’ compensation development arose from the latest five accident years. For all other lines, IBNR reserves developed downward.

We also strengthened direct IBNR reserves in 2002, with $945,000 of this strengthening allocated to prior accident years. This reserve strengthening was implemented in response to an actuarial analysis that indicated a higher ratio of IBNR emergence in relation to premiums earned than the prior review completed in 2001. The largest indicated increase was in the other liability line of business, with minor adjustments being made in the other lines of business.

Reserves on previously reported claims developed downward by approximately $2,411,000 in 2002. The favorable case reserve development was primarily in the auto physical damage ($1,973,000) and property ($1,513,000) lines of business, with smaller contributions from other liability ($844,000), homeowners ($837,000) and bonds ($433,000). Only the workers’ compensation line of business showed substantial adverse case reserve development ($2,724,000), which partially offset the downward development in the other lines. Over 90 percent of the workers’ compensation adverse case reserve development was from the latest two accident years. Excluding workers’ compensation, 70 percent of the other lines’ favorable case reserve development arose from accident years 1997 – 2001.

Reserves for asbestos and pollution exposures were strengthened by $3,126,000 during 2002. The asbestos strengthening was implemented in response to an independent consultant’s ground up study of asbestos exposures that was completed in early 2003 and increased total direct asbestos reserves to the consultant’s point estimate. Pollution reserves were increased to achieve a targeted three-year survival ratio in the neighborhood of twelve. The reserve strengthening for asbestos and pollution primarily affected the other liability line of business. These reserves relate primarily to exposures from mid-1980 and prior.

Settlement expense reserves were also strengthened during 2002. An important assumption in the actuarial settlement expense methodology is stability over time in the development pattern of the settlement expense to loss ratio, which would result in stable projected ratios of ultimate settlement expenses to ultimate losses from one evaluation to the next. However, actuarial analyses in 2002 indicated generally higher estimated ultimate ratios of settlement expense to loss for the other liability line of business than in 2001. As a result, settlement expense reserves were strengthened, with approximately $635,000 allocated to prior accident years. This strengthening did not result from a change in assumptions, but rather from a change in the indicated reserve arising from the data entering the standard calculations.

Additional adverse development resulted from involuntary pool business and the implementation of an employee contingent salary plan in 2002. We record the reserves reported by the management of the involuntary pools, along with a reserve for a lag in reporting. In 2002, these bookings resulted in modest upward development of $400,000. This development affected the auto and workers’ compensation lines of business. Employers Mutual implemented a contingent salary plan in 2002 and $400,000 of the reserve established for this plan at December 31, 2002 was allocated to settlement expenses for prior accident years. This reserve is allocated to all lines of business.

Reinsurance segment

For the reinsurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $2,353,000 from the estimate at December 31, 2001. This increase represents 2.6 percent of the December 31, 2001 carried reserves. Virtually all of the increase came from the MRB pool. Accident years 1995 – 1999 accounted for about 85 percent of the development, with the majority of it coming from construction defect claims arising from an account that has been in runoff since 2000.

HORAD reserves developed slightly upward ($61,000) in 2002. Accident year 2001 developed upward by $2,160,000. This is partially due to reported policy year 2001 losses that exceeded implicit 2001 projections by approximately $1,000,000. The remainder can be attributed to a substantial increase in estimated policy year 2001 premiums during 2002. Accident years 2000 and prior developed downward by $2,100,000. Accident years 1981 – 1987 contributed $500,000 of favorable development from reductions in indicated development factors. Another $526,000 was due to a reduction in IBNR reserves booked as reported for a large marine contract. Most of the remainder can be attributed to a 2002 decision to reallocate a modest amount of IBNR between accident years. The overall reinsurance target reserve level is the upper quartile of the indicated reserve range; a decision was made in 2002 to reserve prior accident years nearer the middle of their respective ranges and to reserve the latest policy year more conservatively. This decision was made in recognition of the fact that the latest policy year has the most uncertainty. This action did not affect the total reserve level because the overall upper quartile target was maintained.

The reserve development experienced in 2002 did not result from any changes in the key actuarial assumptions utilized to estimate loss and settlement expense reserves.

Year ended December 31, 2001

Property and casualty insurance segment

During 2001, the property and casualty insurance segment experienced modest adverse reserve development of $1,192,000. Before taking into account a strengthening of IBNR reserves, the emergence of IBNR claims in excess of carried IBNR reserves resulted in adverse development of $6,623,000. The bulk of this adverse IBNR development occurred in the other liability ($4,849,000) and workers’ compensation ($1,562,000) lines of business. More than 80 percent of the workers’ compensation development was from accident years 1996 – 2000 and 90 percent of the other liability development arose from accident years 1991—2000. The adverse development on IBNR claims is not due to any change in actuarial assumptions; rather, emerged IBNR losses during 2001 plus the year-end 2001 prior years’ IBNR reserve (before IBNR reserve strengthening), which is allocated to accident years by formula, exceeded the 2000 IBNR reserve.

Reserves on previously reported claims developed downward by $7,304,000; the lines of business with the greatest favorable case reserve development were other liability ($4,427,000), property ($3,113,000), and auto physical damage ($2,127,000). More than 90 percent of the property and auto physical damage and two-thirds of the other liability favorable development came from the latest three accident years. Case reserves for the commercial auto liability and workers’ compensation lines of business developed upward by $2,827,000 and $926,000, respectively, offsetting a portion of the downward development from other lines. Almost 95 percent of the commercial auto liability adverse development arose from the latest three accident years, and accident years 1999 and 2000 were responsible for the workers’ compensation adverse development, with prior accident years developing downward overall. The overall favorable development on previously reported claims resulted from the claim department’s re-evaluation of individual claims during 2001 based on the latest information available, not from any change in assumptions.

In addition to the above, we strengthened direct IBNR reserves. An assumption in estimating IBNR reserves is that the ratio of emerged IBNR losses to prior year premiums earned (adjusted for rate level changes) will remain constant. However, an actuarial analysis in 2001 indicated a higher ratio than the prior review in 2000. In response to this analysis, IBNR reserves were strengthened, with $2,086,000 of the strengthening allocated to prior accident years. The vast majority of the increase occurred in the other liability line of business ($2,056,000). This strengthening did not result from a change in assumptions, but rather from a change in the indicated reserve arising from the updated data entering the standard calculations in 2001.

Reinsurance segment

The reinsurance segment experienced $3,975,000 of adverse reserve development in 2001. Almost 75 percent of this development arose from the MRB pool and is primarily associated with accident years 1998 – 2000. Accident years 1997 and prior developed upward less than $200,000. The 1998 – 1999 development was due largely to casualty losses, including construction defect claims arising from one account which has been in runoff since 2000. The accident year 2000 development included late 1999 winter storm losses reported during 2000.

The HORAD book of business experienced upward development of $1,050,000. Accident year 2000 developed upward by approximately $4,924,000, primarily due to reported policy year losses that exceeded projections implicit in year-end 2000 development factors by approximately $3,900,000. Accident years 1999 and prior developed downward by $3,874,000 primarily due to reductions in the industry development factors used for casualty projections ($1,500,000), indicated reductions in projection factors for accident years 1981 – 1987 ($1,200,000) and a reduction in IBNR reserves that was booked as reported for a large marine contract ($700,000).

The above development was not due to any change in actuarial assumptions but instead resulted from reported losses and updated projection factors.

The table on page 87 shows the calendar year development of the loss and settlement expense reserves of our insurance subsidiaries. Amounts presented are on a net basis with (1) a reconciliation of the net loss and settlement expense reserves to the gross amounts presented in the consolidated financial statements and (2) disclosure of the gross re-estimated loss and settlement expense reserves and the related re-estimated reinsurance receivables.

Reflected in this table are (1) our reinsurance company’s commutation of all outstanding reinsurance balances ceded to Employers Mutual under catastrophe and aggregate excess-of-loss reinsurance treaties related to accident years 1991 through 1993 in 1994, and (2) the increase in our reinsurance company’s quota share assumption of Employers Mutual’s assumed reinsurance business from 95 percent to 100 percent in 1997. The table has been restated to reflect the addition of Hamilton Mutual to the pooling agreement effective January 1, 1997 and the addition of Farm and City to the pooling agreement effective January 1, 1998.

In evaluating the table, it should be noted that each cumulative redundancy (deficiency) amount includes the effects of all changes in reserves for prior periods. Conditions and trends that have affected development of the liability in the past, such as a time lag in the reporting of assumed reinsurance business, the high rate of inflation associated with medical services and supplies, and the reform measures implemented by several states to control administrative costs for workers’ compensation insurance, may not necessarily occur in the future. Accordingly, it may not be appropriate to project future development of reserves based on this table.

The following terms are utilized in the table:

•	the amounts shown as “Statutory reserves for losses and settlement expenses” set forth the statutory-basis estimated liability for net unpaid losses and settlement expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of net losses and settlement expenses for claims arising in the current and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported;

•	the amounts shown as “Reserves for losses and settlement expenses” set forth the GAAP-basis estimated liability for net unpaid losses and settlement expenses recorded at the balance sheet date for each of the indicated years. This liability differs from the statutory-basis liability because a portion of the liability for employee retirement plan obligations is included in settlement expenses for statutory reporting purposes, but is reflected in the GAAP-basis financial statements on a separate line entitled “Employee retirement plans”;

•	the “Paid (cumulative) as of” portion of the table shows the cumulative net loss and settlement expense payments made in succeeding years for net losses incurred prior to the balance sheet date;

•	the “Reserves re-estimated as of” portion of the table shows the re-estimated amount of the previously recorded liability based on experience for each succeeding year. The estimate is increased or decreased as payments are made and more information becomes known about the severity of the remaining unpaid claims; and

•	the “Cumulative redundancy (deficiency)” amounts show the cumulative redundancy (deficiency) at December 31, 2003 of the liability estimate shown as “Reserves for losses and settlement expenses.” A redundancy means that the liabilities established in prior years exceeded actual net losses and settlement expenses or were re-evaluated at less than the original amounts. A deficiency means that the liabilities established in prior years were less than actual net losses and settlement expenses or were re-evaluated at more than the original amount.

	Year Ended December 31,
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	($ in thousands)
Statutory reserves for losses and settlement expenses	$182,072	$191,514	$196,293	$191,892	$205,606	$230,937	$257,201	$276,103	$303,643	$321,945	$354,200
Retroactive restatement of reserves in conjunction with admittance of new participants into the pooling agreement	5,248	6,603	6,809	7,018	3,600	—	—	—	—	—	—

Statutory reserves after reclassification	187,320	198,117	203,102	198,910	209,206	230,937	257,201	276,103	303,643	321,945	354,200
GAAP adjustments	(2,405)	(2,479)	(3,098)	(3,186)	(858)	(890)	(948)	(839)	(973)	(1,086)	(1,084)

Reserves for losses and settlement expenses	184,915	195,638	200,004	195,724	208,348	230,047	256,253	275,264	302,670	320,859	353,116
Paid (cumulative) as of:
One year later	60,162	57,247	62,012	59,856	62,949	77,699	87,599	99,530	107,744	108,175
Two years later	89,153	88,831	92,626	92,191	99,870	119,620	138,701	156,337	170,512
Three years later	107,372	106,691	112,985	113,343	122,455	147,561	173,840	196,400
Four years later	116,856	118,705	124,450	126,507	136,975	167,529	198,221
Five years later	123,843	126,384	132,044	135,321	148,708	181,008
Six years later	128,931	130,977	137,522	143,105	157,808
Seven years later	132,036	134,923	143,044	149,313
Eight years later	135,007	139,263	147,994
Nine years later	137,630	143,345
Ten years later	140,918
Reserves re-estimated as of:
End of Year	184,915	195,638	200,004	195,724	208,348	230,047	256,253	275,264	302,670	320,859	353,116
One year later	179,527	179,818	183,760	188,579	197,271	224,313	254,350	280,431	309,668	328,335
Two years later	170,653	173,162	182,285	185,465	194,287	225,288	256,111	288,465	321,761
Three years later	166,778	172,118	179,797	181,392	193,505	227,010	260,715	296,837
Four years later	166,133	170,570	176,176	180,686	192,824	229,336	265,802
Five years later	165,548	167,763	175,465	179,898	195,910	232,446
Six years later	163,406	166,764	174,695	181,567	198,162
Seven years later	161,985	166,280	176,012	182,690
Eight years later	160,459	167,889	176,866
Nine years later	162,578	168,627
Ten years later	163,251

Cumulative redundancy (deficiency)	$21,664	$27,011	$23,138	$13,034	$10,186	$(2,399)	$(9,549)	$(21,573)	$(19,091)	$(7,476)	$—

Gross loss and settlement expense reserves — end of year (A)	$202,370	$209,785	$212,231	$209,521	$221,378	$245,610	$266,514	$286,489	$314,519	$331,227	$367,924
Reinsurance receivables	17,455	14,147	12,227	13,797	13,030	15,563	10,261	11,225	11,849	10,368	14,808

Net loss and settlement expense reserves — end of year	$184,915	$195,638	$200,004	$195,724	$208,348	$230,047	$256,253	$275,264	$302,670	$320,859	$353,116

Gross re-estimated reserves — latest (B)	$179,285	$183,169	$192,080	$200,052	$213,017	$248,303	$276,798	$309,119	$335,734	$341,934	$367,924
Re-estimated reinsurance receivables — latest	16,034	14,542	15,214	17,362	14,855	15,857	10,996	12,282	13,973	13,599	14,808

Net re-estimated reserves — latest	$163,251	$168,627	$176,866	$182,690	$198,162	$232,446	$265,802	$296,837	$321,761	$328,335	$353,116

Gross cumulative redundancy (deficiency) (A-B)	$23,085	$26,616	$20,151	$9,469	$8,361	$(2,693)	$(10,284)	$(22,630)	$(21,215)	$(10,707)	$—

We have exposure to asbestos and environmental-related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by our reinsurance company. With regard to the assumed reinsurance business, however, all asbestos and environmental exposures related to 1980 and prior accident years are retained by Employers Mutual.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, creating difficulty in assigning damages to the appropriate party and to the time period covered by a particular policy. In establishing reserves for these types of claims, we monitor the relevant facts concerning each claim, the current status of the legal environment, social and political conditions and the claim history and trends within the company and the industry.

Based upon current facts, we believe the reserves established for asbestos and environmental related claims at December 31, 2003 are adequate. Although future changes in the legal and political environment may result in adjustments to these reserves, we believe any adjustments will not have a material impact on our financial condition or results of operations.

Ratings

Property and Casualty Insurance

The most recent A.M. Best’s Property Casualty Key Rating Guide gives our property and casualty insurance companies an “A-” (Excellent) policyholders rating in their capacity as participants in the pooling arrangement. The pool participants were previously rated by A.M. Best on a “pool” basis due to their participation in the pooling arrangement. However, as a result of recently published changes to the methodology employed by A.M. Best in assigning ratings to groups of affiliated insurance companies, we have been informed that we no longer qualify to be rated on a “pool” basis, but will instead be rated on a “group” basis. Under the new methodology, each pool participant will be rated on a stand-alone basis and Employers Mutual, as the parent organization, will be rated on a consolidated basis. Each participant’s strategic importance, and the level of parental support it receives, will then be analyzed to determine if a modification to its stand-alone rating is merited. According to A.M. Best, each of the pool participants, with the exception of Farm and City Insurance Company, are considered to be “core subsidiaries” and will therefore receive Employers Mutual’s “A-” (Excellent) rating and financial size category, and a “group” affiliation code. Farm and City will not receive Employers Mutual’s rating or the “group” affiliation code due to the fact that it has discontinued writing direct insurance business; however, A.M. Best has indicated that Farm and City’s stand-alone rating will be “A-” (Excellent).

As part of the change in its rating methodology, A.M. Best also announced that insurance companies that seek to be rated on a “group” basis must comply with certain conditions. Because we believe that a “group” rating is important to our business, we and the Employers Mutual pool participants intend to comply with these conditions. One of these conditions requires that the parent organization retain greater than 50 percent ownership of each group member. As a result of this requirement, Employers Mutual intends to retain a minimum of 50.1 percent ownership of our outstanding common stock at all times. Other conditions imposed by A.M. Best have required amendments to the pooling agreement, the most significant of which is a requirement that each pool participant assume its pro rata share (based on its participation interest in the pool) of the liabilities of any pool participant that becomes insolvent or is otherwise subject to liquidation or receivership proceedings, subject to compliance with all regulatory requirements applicable to such adjustment.

A.M. Best rates insurance companies based on their relative financial strength and ability to meet their contractual obligations. A.M. Best announced on July 10, 2001 that its rating of the EMC Insurance Companies, which includes our property and casualty insurance companies, was changed from “A” (Excellent) to “A-” (Excellent). This rating action reflected A.M. Best’s opinion of the EMC Insurance Companies’ underwriting performance and operating losses during the three years ended December 31, 2000. Despite this rating action, A.M. Best stated that the EMC Insurance Companies’ “Excellent” rating reflects its strong capitalization, conservative operating strategies and local-market presence. A.M. Best re-evaluates its ratings from time to time (normally on an annual basis) and there can be no assurance that our property and casualty insurance companies and the other pool members will maintain their current rating in the future. We believe that an A.M. Best’s rating of “A-” (Excellent) or better is important to our business since many insureds require that companies with which they insure be so rated. A.M. Best’s publications indicate that these ratings are assigned to companies that have achieved excellent overall performance and have a strong ability to meet their obligations over a long period of time. A.M. Best’s ratings are based upon factors of concern to policyholders and insurance agents and are not necessarily directed toward the protection of investors.

Reinsurance

The most recent A.M. Best’s Property Casualty Key Rating Guide gives our reinsurance company an “A-” (Excellent) policyholders’ rating. However, because all of the reinsurance business assumed by our reinsurance company is produced by Employers Mutual, the rating of our reinsurance company is not critical to our reinsurance operations. The rating of Employers Mutual is, however, critical to our reinsurance operations, as the unaffiliated insurance companies that cede business to Employers Mutual are concerned with its rating as an indication of its ability to meet its obligations to those insurance companies. The downgrade in 2001 of Employers Mutual’s rating from “A” (Excellent) to “A-” (Excellent) has resulted in some loss of reinsurance business to Employers Mutual, as the downgrade resulted in Employers Mutual becoming ineligible to assume certain reinsurance business. Any further downgrade of Employers Mutual’s rating would have a material adverse impact on our reinsurance company, as a downgrade would negatively impact Employers Mutual’s ability to assume reinsurance business and, consequently, to cede that business to our reinsurance company.

Reinsurance Ceded

Property and Casualty Insurance

The parties to the pooling agreement cede insurance in the ordinary course of business for the purpose of limiting their maximum loss exposure to the pool through diversification of risks. The pool participants also purchase catastrophe reinsurance to cover multiple losses arising from a single event.

All major reinsurance treaties, with the exception of the pooling agreement and a boiler treaty, are on an “excess-of-loss” basis, whereby the reinsurer agrees to reimburse the primary insurer for covered losses in excess of a predetermined amount up to a stated limit. The boiler treaty provides for 100 percent reinsurance of the pool’s direct boiler coverage written. Facultative reinsurance from approved domestic markets, which provides reinsurance on an individual risk basis and requires specific agreement of the reinsurer as to the limits of coverage provided, is purchased when coverage by an insured is required in excess of treaty capacity or where a high-risk type policy could expose the treaty reinsurance programs.

Each type of reinsurance coverage is purchased in layers, and each layer may have a separate retention level. Retention levels are adjusted according to reinsurance market conditions and the surplus position of the pool participants. The pooling arrangement aids efficient buying of reinsurance since it allows for higher retention levels and correspondingly decreased dependence on the reinsurance marketplace. As of June 30, 2004, reinsurance receivables totaled $18.2 million.

A summary of the reinsurance treaties benefiting the parties to the pooling agreement during 2003 is presented below. Retention amounts reflect the accumulated retentions of all layers within a treaty.

Type of Reinsurance Treaty	Retention		Limits
Property per risk	$3,000,000		100 percent of $37,000,000
Property catastrophe	13,950,000		96 percent of $79,000,000
Casualty	2,000,000		100 percent of $38,000,000
Workers’ compensation excess	—		$20,000,000 excess of $40,000,000
Umbrella	2,000,000		100 percent of $8,000,000
Fidelity	1,200,000	(1)	95 percent of $4,000,000
Surety	2,200,000	(1)	91 percent of $14,000,000
Non-obligatory surety quota share	10,500,000		70 percent of $35,000,000
Boiler	—		100 percent of $50,000,000
Property terrorism	10,000,000		100 percent of $30,000,000
Terrorism aggregate excess-of-loss	23,500,000		70 percent of $45,000,000
Employment practices liability	500,000		50 percent of $1,000,000

(1)	Subject to annual aggregate limits for all losses of $14,000,000.

Although reinsurance does not discharge the original insurer from its primary liability to its policyholders, it is the practice of insurers for accounting purposes to treat reinsured risks as risks of the reinsurer since the primary insurer would only reassume liability in those situations where the reinsurer is unable to meet the obligations it assumed under the reinsurance agreements. The ability to collect reinsurance is subject to the solvency of the reinsurer.

The major participants in the pool’s reinsurance programs during 2003 are presented below. The percentages represent the reinsurers’ share of the total reinsurance protection under all coverages. Each type of coverage is purchased in layers and an individual reinsurer may participate in more than one type of coverage and at various layers within these coverages. The property per risk, property catastrophe and casualty reinsurance programs are handled by a reinsurance intermediary (broker). The reinsurance of those programs is syndicated to approximately 50 domestic and foreign reinsurers.

In formulating reinsurance programs, Employers Mutual is selective in its choice of reinsurers. Employers Mutual selects reinsurers on the basis of financial stability and long-term relationships, as well as the price of the coverage. Reinsurers are generally required to have an A.M. Best rating of “A-” (Excellent) or higher and a minimum policyholders’ surplus of $250,000,000.

Premiums ceded under the pool participants’ reinsurance programs by all pool members and by the Group pool participants for the year ended December 31, 2003 are presented below. Since each layer of coverage is priced separately, with the lower layers being more expensive than the upper layers, a reinsurer’s overall participation in a reinsurance program does not necessarily correspond to the amount of premiums it receives.

	Premiums Ceded By
Reinsurer	All Pool Members	Group Pool Participants
Hartford Steam Boiler Inspection & Insurance Company	$12,895,680	$3,030,485
General Reinsurance Corporation	3,740,975	879,129
XL Reinsurance America Inc.	2,828,842	664,778
Axis Specialty Limited	2,494,011	586,093
Hannover Ruckversicherung AG	2,386,009	560,712
Transatlantic Reinsurance Company	2,023,973	475,634
Converium AG, Zurich	1,474,996	346,624
Platinum Underwriters Reinsurance	1,302,151	306,005
Managing Agency Partners	1,266,852	297,710
Partner Reinsurance Company of the US	1,155,000	271,425
Other Reinsurers	15,114,903	3,552,002

Total	$46,683,392	$10,970,597

Competition

Property and Casualty Insurance

The property and casualty insurance business is highly competitive. Our property and casualty insurance companies and the other pool participants compete in the United States insurance market with numerous insurers, many of which have substantially greater financial resources. Competition in the types of insurance we sell is based on many factors, including the perceived overall financial strength of the insurer, premiums charged, contract terms and conditions, services offered, speed of claim payments, reputation and experience. Because our insurance products are marketed exclusively through independent agencies, we also face competition to retain qualified independent agencies, as well as competition within the agencies with respect to competing insurers represented by an agency. We also compete with direct writers, who utilize salaried employees and generally offer their products at a lower cost, exclusive agencies who write insurance business for only one company and, to a lesser extent, Internet-based enterprises. The pool participants utilize a profit-sharing plan as an incentive for the independent agencies to place high-quality insurance business with them.

Reinsurance

Employers Mutual, in writing reinsurance business through its HORAD operation, competes in the global reinsurance market with numerous reinsurance companies, many of which have substantially greater financial resources. Competition for reinsurance business is based on many factors, including financial strength, industry ratings, stability in products offered and licensing status. During the last several years, some ceding companies have tended to favor large, financially strong reinsurance companies who are able to provide “mega” line capacity for multiple lines of business. Employers Mutual faces the risk of ceding companies becoming less interested in diversity and spread of reinsurance risk in favor of having fewer, more well capitalized reinsurance companies on their program.

While reinsurer competition for national and regional company business is growing, we believe that MRB has a competitive advantage in the smaller mutual company market that it serves. This segment of the market is not targeted by the London and Bermuda markets, which tend to deal with larger insurers at higher margins.

MRB understands the needs of the smaller company market and operates at a very low expense ratio, enabling it to offer reinsurance coverage to an under-served market at lower margins on business that generally presents less risk.

Investments

As of June 30, 2004, we had total invested assets of $692.1 million, which are summarized in the following table:

	Carrying Value	Fair Value	% of Total Fair Value
Fixed maturity securities held-to-maturity	$46,751,000	$49,090,000	7.1%
Fixed maturity securities available-for-sale	524,999,000	524,999,000	75.6
Equity securities available-for-sale	53,161,000	53,161,000	7.6
Other long-term investments	5,535,000	5,535,000	0.8
Short-term investments	61,690,000	61,690,000	8.9

Total	$692,136,000	$694,475,000	100.0%

As of June 30, 2004, our fixed maturity investments were invested in the following: U.S. Treasury securities – 26.9 percent, mortgage-backed securities – 2.6 percent and corporate securities – 32.1 percent. As of June 30, 2004, all of our fixed maturity securities were rated investment grade by nationally recognized rating organizations, except for $2.5 million of Potomac Edison bonds and $4.2 million of MCI Communications bonds that have been other-than-temporarily impaired. We attempt to mitigate interest rate risk by managing the duration of our fixed maturity portfolio. As of June 30, 2004, the effective duration of our fixed maturity portfolio and our liabilities was 5.0 years and 3.1 years, respectively.

Our investment strategy is to conservatively manage our investment portfolio by investing in equity securities and readily marketable, investment grade fixed maturity securities. We currently do not have exposure to foreign currency risk. Our equity portfolio is diversified across a large range of industry sectors and is managed by Harris Bank, N.A. for a fee that is based on total assets under management. As of June 30, 2004, our equity portfolio was invested in the following industry sectors: financial services – 23.7 percent, information technology – 17.2 percent, healthcare – 16.6 percent, consumer discretionary – 13.0 percent, industrials – 10.0 percent, energy – 7.8 percent and other – 11.7 percent. Our board of directors has established investment guidelines and periodically reviews our portfolio for compliance with those guidelines.

Information Technology

Our operations depend, in a large part, on the information technology systems we have developed specifically to support our business activities. Our technology systems provide efficient, effective and secure processing, storage and reporting of our business transactions and information. Advanced communication systems enable efficient coordination and secure data transfers between our branch offices, service offices, agencies and home office departments. Our reporting systems provide real-time, on-line, high level, graphical and text reports with easy access, drill-down and download capabilities for our employees, agents and large commercial accounts. We have also recently developed underwriting analysis tools that are designed to provide our underwriting staff with additional information for making informed underwriting decisions. We believe these tools will have a positive impact on our underwriting results.

Our technology systems are supported by two data centers; one in Des Moines, Iowa, and one, thirty miles away, in Ames, Iowa. Each center runs a large mainframe and several servers, all connected to shared disk subsystems and tape silos via a SAN network. High speed, high capacity communication lines link the two centers. Each center’s computer processors run part of our production systems with enough capacity in reserve to serve as business recovery backup for the other center. Data from each center is backed up daily and stored at the other center. The capacity of our systems permits volumes of historical detail to be maintained and available for use in data analysis, projections and predictive modeling.

Our branch and service offices across the country are connected to our data centers through a frame relay network which is backed up with a DSL VPN network. These offices and their marketing, underwriting, claims, risk improvement and premium audit services and support functions are supported with technology systems that are a strategic blend of centralized and decentralized processing, which provides optimum automation. These systems capture information at the earliest point in the processing cycle and transmit this information to our central mainframes and servers where it is processed and stored. This information is immediately available to the branch, service and home office staffs through various on-line inquiry, reporting and other processing systems. Our automation systems facilitate such processes as issuing policies, processing claims and supporting our agency force.

We are continuously reviewing opportunities to utilize new technologies. Reference manuals are available on-line for easy access through our intranet system. On-line training programs developed in-house are available to all employees at their PC workstations. Our agents are supported with numerous secure services through our company website. We have developed our system to permit fast access from the various agency management systems into our website’s database inquiry services. Through the strategic use of technology we will continue our efforts to reduce overhead, provide timely, strategic information and improve customer service.

Regulation

We are subject to comprehensive regulation and supervision by insurance departments in Iowa and North Dakota, the states in which our subsidiaries are domiciled, as well as in the states where the pool participants sell insurance products, issue policies and handle claims. State insurance laws and regulations are complex, and each jurisdiction’s requirements are different. Certain states impose restrictions or require prior regulatory approval of certain corporate actions. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary.

Required licensing.    We operate under licenses issued by various state insurance departments. These licenses govern, among other things, the types of insurance coverages, agency and claims services, and products that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. We must apply for and obtain the appropriate licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing.

Transactions between insurance companies and their affiliates.    We are a holding company and are subject to regulation in the jurisdictions in which our subsidiaries conduct business. Our subsidiaries are organized and domiciled under the insurance statutes of Iowa and North Dakota. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be fair and reasonable. Transactions between our subsidiaries and their affiliates generally must be disclosed to state insurance departments, and prior regulatory approval generally is required before any material or extraordinary transaction may be consummated or any management agreement, services agreement, expense sharing arrangement or other contract providing for the rendering of services on a regular, systematic basis is negotiated. State regulators may refuse to approve, or may delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of insurance rates and approval of policy forms.    The insurance laws of most states in which our subsidiaries operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. State insurance departments have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory and whether our policy forms comply with law. The speed at which we can change our rates depends, in part, on the method by which the applicable state’s rating laws are administered. Generally, state insurance departments have the authority to disapprove our rates or request changes in our rates.

Restrictions on cancellation, non-renewal or withdrawal.    Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. State insurance departments may disapprove a plan that may lead to market disruption.

Investment restrictions.    We are subject to state laws and regulations that require diversification of our investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Capital requirements.    Our subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their states of domicile. The risk-based capital standards, based upon the Risk-Based Capital Model Act, adopted by the National Association of Insurance Commissioners (“NAIC”), require our subsidiaries to report their results of risk-based capital calculations to state insurance departments and the NAIC. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels. At December 31, 2003, our subsidiaries had total adjusted statutory capital of $170.2 million, which is well in excess of the minimum risk-based capital requirement of $39.6 million.

Regulation of dividends.    We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our obligations is largely dependant on dividends or other payments from our subsidiaries. State insurance laws restrict the ability of our subsidiaries to declare stockholder dividends. Our subsidiaries may not make an “extraordinary dividend” until 30 days after the applicable department of insurance has received notice of the intended dividend and has not objected in such time or the department has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10 percent of the insurance company’s surplus as of the preceding December 31, or the insurance company’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurance company’s remaining surplus after payment of a cash dividend to stockholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. Without regulatory approval, the aggregate maximum amount of dividends that can be paid to us in 2004 by our subsidiaries is approximately $22.2 million.

Acquisitions of control.    The acquisition of control of our subsidiaries requires the prior approval of the Iowa and/or North Dakota insurance departments. Generally, any person who directly (or indirectly through one or more affiliates) acquires 10 percent or more of the outstanding securities of an insurance company or its parent company is presumed to have acquired control of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state departments of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state department to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

Shared or residual markets.    Like other insurance companies, we are required to participate in mandatory shared market mechanisms or state pooling arrangements as a condition for maintaining our insurance licenses to do business in various states. The purpose of these state-mandated arrangements is to provide insurance coverage to individuals who, because of poor driving records or other underwriting reasons, are unable to purchase such coverage voluntarily provided by private insurers. These risks can be assigned to all insurers licensed in the state and the maximum volume of such risks that any one insurance company may be assigned typically is proportional to that insurance company’s annual premium volume in that state. The underwriting results of this mandatory business traditionally have been unprofitable.

Guaranty funds.    Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to such companies’ policyholders and claimants. Maximum contributions required by laws in any one year generally vary between 1 percent and 2 percent of annual premiums written in that state, but it is possible that caps on such contributions could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities.

Trade practices.    The manner in which we conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include disseminating false information or advertising; defamation; boycotting, coercion and intimidation; false statements or entries; unfair discrimination; rebating; improper tie-ins with lenders and the extension of credit; failure to maintain proper records; failure to maintain proper complaint handling procedures; and making false statements in connection with insurance applications for the purpose of obtaining a fee, commission or other benefit. We have set business conduct policies for our agents and employees and we require them to conduct their activities in compliance with these policies and statutes.

Unfair claims practices.    Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include:

•	misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•	failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•	failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under insurance policies;

•	failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•	attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•	attempting to settle claims on the basis of an application that was altered without notice to, or knowledge and consent of, the insured;

•	compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

•	refusing to pay claims without conducting a reasonable investigation;

•	making claim payments to an insured without indicating the coverage under which each payment is being made;

•	delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;

•	failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

•	not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We have set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions and we require them to conduct their activities in compliance with these policies and statutes.

Licensing of retail agents and adjustors.    Generally, individuals who sell, solicit or negotiate insurance, whether employed by one of our branch offices or associated with an independent agency, are required to be licensed by the state in which they work for the applicable line or lines of insurance they offer. Agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements.

Financial reporting.    We are required to file quarterly and annual financial reports with states using statutory accounting practices that are different from generally accepted accounting principles, which reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept.

Periodic financial and market conduct examinations.    The state insurance departments that have jurisdiction over our insurance company subsidiaries may conduct on-site visits and examinations of the insurance companies’ affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurance companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination, assessment of fines or other penalties against that company.

Properties

We do not own any real property, but one of our insurance companies, Dakota Fire, leases from EMC National Life Company (an affiliate of Employers Mutual) approximately 18,000 square feet of office space in which the Bismarck, North Dakota branch office is located. Our home office, which also serves as the home office of Employers Mutual, is located in three office buildings containing approximately 437,000 square feet of space in Des Moines, Iowa, all of which are owned by Employers Mutual. Employers Mutual also owns office buildings in which the Minneapolis, Milwaukee and Lansing branch offices operate. Employers Mutual leases approximately 208,000 square feet of office space in 16 other locations where other branch offices and service centers are located. Hamilton Mutual Insurance Company owns a property in Cincinnati, Ohio that serves as a branch office.

Our subsidiaries that do not participate in the pooling arrangement (EMC Reinsurance and EMC Underwriters), as well as subsidiaries of Employers Mutual that do not participate in the pooling arrangement, are allocated rent expense based on the square footage occupied by the respective operations. The remaining rent expense is attributed to the pool and allocated among the pool participants based on their respective participation interests.

Employees

We have no employees. Our business activities are conducted by the approximately 2,217 employees of Employers Mutual. We, as well as EMC Re and EMC Underwriters, are charged a proportionate share of salary and employee benefit costs based on time allocations. Costs not allocated to these companies and other subsidiaries of Employers Mutual outside the pooling arrangement are charged to the participants in the pooling arrangement. The participants in the pooling arrangement share the costs charged to the pooling arrangement in accordance with their pool participation interests.

Legal Proceedings

We, along with Employers Mutual and its insurance subsidiaries, are parties to numerous lawsuits arising in the normal course of the insurance business. We believe that the resolution of these lawsuits will not have a material adverse effect on our financial condition or results of operations. The companies involved have reserves that we believe to be adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of the date of this prospectus about our executive officers and directors and an executive officer of Employers Mutual that is responsible for a business function critical to our business:

Name	Age	Position
Bruce G. Kelley	50	President, Chief Executive Officer and Director
William A. Murray	58	Executive Vice President and Chief Operating Officer
Ronald W. Jean	54	Executive Vice President for Corporate Development
Raymond W. Davis	59	Senior Vice President – Investments and Treasurer
David O. Narigon	51	Senior Vice President – Claims
Donald D. Klemme	59	Senior Vice President – Administration and Secretary
Steven C. Peck	57	Senior Vice President – Actuarial
Kevin J. Hovick	50	Senior Vice President – Business Development
Richard L. Gass	57	Senior Vice President – Productivity and Technology
Mark E. Reese	46	Vice President and Chief Financial Officer
Richard W. Hoffmann	50	Vice President and General Counsel
Douglas J. Zmolek	61	Vice President – Human Resources (1)
Ronnie D. Hallenbeck	55	President and Chief Operating Officer of EMC Reinsurance
Carla A. Prather	50	Controller
George W. Kochheiser	78	Chairman of the Board
Margaret A. Ball	66	Director
George C. Carpenter, III	76	Director
David J. Fisher	67	Director
Raymond A. Michel	79	Director
Fredrick A. Schiek	70	Director
Joanne L. Stockdale	58	Director

(1)	Denotes executive officer of Employers Mutual only.

Bruce G. Kelley has been President and Chief Executive Officer of Group and Employers Mutual since 1992 and was Treasurer of Employers Mutual from 1996 until 2000, and of Group from 1996 until 2001. He was President and Chief Operating Officer of Group and of Employers Mutual from 1991 to 1992 and was Executive Vice President of both companies from 1989 to 1991. Mr. Kelley has been employed by Employers Mutual since 1985 and has been a Director of Group since 1991.

William A. Murray has been Executive Vice President and Chief Operating Officer of Group and Employers Mutual since 2001. He was Resident Vice President and Branch Manager of Employers Mutual from 1992 until 2001. He has been employed by Employers Mutual since 1985.

Ronald W. Jean has been Executive Vice President for Corporate Development of Group and Employers Mutual since 2000. He was Senior Vice President – Actuary of Group and Employers Mutual from 1997 until 2000. He was Vice President – Actuary of Group and Employers Mutual from 1981 until 1997. He has been employed by Employers Mutual since 1979.

Raymond W. Davis has been Senior Vice President – Investments of Group and Employers Mutual since 1998, Treasurer of Group since 2001 and Treasurer of Employers Mutual since 2000. He was Vice President –  Investments of Group and Employers Mutual from 1985 until 1998. He has been employed by Employers Mutual since 1979.

David O. Narigon has been Senior Vice President – Claims of Group and Employers Mutual since 1998. He was Vice President – Claims of Group and Employers Mutual from 1988 until 1998. He has been employed by Employers Mutual since 1983.

Donald D. Klemme has been Senior Vice President – Administration and Secretary of Group since 1998 and Senior Vice President – Administration of Employers Mutual since 1998. He was Vice President –  Administration and Secretary of Group from 1996 until 1998 and was Vice President – Director of Internal Audit prior to that. He has been employed by Employers Mutual since 1972.

Steven C. Peck has been Senior Vice President – Actuary of Group and Employers Mutual since 2003. He was Vice President of Group and Employers Mutual from 1997 until 2003. He has been employed by Employers Mutual since 1984.

Kevin J. Hovick has been Senior Vice President – Business Development of Group since 2004 and of Employers Mutual since 2001. He was Marketing Vice President from 1996 to 2000 and Commercial Property Manager from 1992 to 1996. He has been employed by Employers Mutual since 1979.

Richard L. Gass has been Senior Vice President – Productivity and Technology of Group and Employers Mutual since 2003. He was named Vice President – Data Processing of Employers Mutual in 1994 and has been employed by Employers Mutual since 1974.

Mark E. Reese has been Vice President of Group and Employers Mutual since 1996 and Chief Financial Officer of Group and Employers Mutual since 1997. He has been employed by Employers Mutual since 1984.

Richard W. Hoffmann has been Vice President and General Counsel of Group and Employers Mutual since 2001. He was named General Counsel of Group in 1996 and General Counsel of Employers Mutual in 1989. He has been employed by Employers Mutual since 1989.

Douglas J. Zmolek has been Vice President – Human Resources of Employers Mutual since 1996. He has been employed by Employers Mutual since 1966.

Ronnie D. Hallenbeck has been President and Chief Operating Office of EMC Reinsurance and Vice President of Employers Mutual since 1994. He has been employed by Employers Mutual since 1973.

Carla A. Prather has been Controller of Group and Employers Mutual since 1997. She was Accounting Operations Manager from 1995 to 1997. She has been employed by Employers Mutual since 1976.

George W. Kochheiser has been Chairman of the Board of Group since 1994, and was President and Chief Operating Officer of Group and Employers Mutual from 1982 until his retirement in 1991. Mr. Kochheiser also serves as a director of Employers Mutual and was an employee of that company from 1949 to 1991. He has been a director of Group since 1974.

Margaret A. Ball was Senior Vice President of Underwriting of Group and Employers Mutual from 1997 until her retirement on January 1, 2001. She was a Vice President of Employers Mutual from 1983 until 1997. Ms. Ball has served as a director of Hamilton Mutual Insurance Company, an affiliate of Employers Mutual, since 2002. Ms. Ball was employed by Employers Mutual from 1971 to 2001. She has been a director of Group since 2004.

George C. Carpenter, III was Executive Director of Iowa Public Television from November 1985 until his retirement in 1993. Prior to that he served as Vice President of Palmer Communications and as Vice President and General Manager of WHO Broadcasting Company, a division of Palmer Communications. He was employed by WHO Broadcasting Company for 20 years. He has been a director of Group since 1981.

David J. Fisher has been Chairman of the Board and President of Onthank Company, a Des Moines-based wholesale distributor of floor, window and wall covering products, since 1978, and has been employed by that firm since 1962. He has been a director of Group since 1985.

Raymond A. Michel is a member of the Board of Directors of Koss Construction Company, a highway and airport construction firm, and was its Chairman and Chief Executive Officer from 1972 until his retirement in 1989. He has been affiliated with that company in one capacity or another since 1955. He has been a director of Group since 1981.

Fredrick A. Schiek was Executive Vice President and Chief Operating Officer of Group and Employers Mutual from 1992 until his retirement on March 1, 2001. He was Vice President of Employers Mutual from 1983 until 1992 and has served as a director of Employers Mutual since 1998. Mr. Schiek was employed by Employers Mutual from 1959 to 2001. He has been a director of Group since 1994.

Joanne L. Stockdale has been President/Owner of Northern Iowa Die Casting, Inc. since 1983. Ms. Stockdale, who is a certified public accountant, also serves on the Iowa Strategy 2010 Committee. She has been a director of Group since 2004.

Board of Directors

Our restated articles of incorporation provide that our board of directors will consist of not less than five nor more than 12 directors, with the specific number of directors to be determined from time to time by the board. Currently, our board of directors consists of eight directors. The directors are elected at the annual meeting of stockholders and serve for a one year term that expires at the next annual meeting of stockholders. Our board of directors has determined that Margaret A. Ball, George C. Carpenter, III, David J. Fisher, Raymond A. Michel and Joanne L. Stockdale are independent directors under the standards established by the corporate governance rules of the Nasdaq Stock Market.

Board Committees

Our board of directors has five standing committees: the Executive Committee, the Audit Committee, the Inter-Company Committee, the Nominating Committee and the Compensation Committee.

Executive Committee.    The Executive Committee members are Bruce G. Kelley, Fredrick A. Schiek and George W. Kochheiser. This committee has authority to exercise all of the authority of the board of directors when the board of directors is not in session, with the exception of certain actions which, under Iowa law and our by-laws, require action by the board of directors.

Audit Committee.    The members of the Audit Committee are George C. Carpenter, III, David J. Fisher and Joanne L. Stockdale. Each member of the Audit Committee is “independent” under the standards established by the corporate governance rules of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission. Our board of directors has determined that Ms. Stockdale qualifies and is designated as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. The functions performed by this committee are detailed in an Audit Committee Charter. Their duties are to assist the board of directors in its general oversight of our financial reporting, internal control and audit functions.

Inter-Company Committee.    The Inter-Company Committee was established in June 1984 by mutual agreement of our board of directors and the board of directors of Employers Mutual. Each of our representatives that is appointed to the Inter-Company Committee is required to be “independent” under the standards established by the corporate govenance rules of the Nasdaq Stock Market. The members of the Inter-Company Committee from our board are Margaret A. Ball, David J. Fisher and Raymond A. Michel. Employers Mutual is represented on the Inter-Company Committee by three members of its board of directors (none of whom are members of our board of directors). The primary responsibility of the Inter-Company Committee is to review any new material agreement or transaction (or any material change to an existing agreement) between the two entities and ensure that those transactions are fair and reasonable to us and our stockholders and to Employers Mutual and its policyholders. Approval of an agreement or transaction by the Inter-Company Committee requires a unanimous vote of all members of the committee. The Inter-Company Committee met on July 9, 2004, at which time the members of the committee unanimously approved the increase in the aggregate participation interest of the Group pool participants from 23.5 percent to 30.0 percent, with a corresponding reduction in the aggregate participation interest of the Employers Mutual pool participants from 76.5 percent to 70.0 percent, effective January 1, 2005. The Inter-Company Committee will consider, at a meeting to be held on September 29, 2004, the amendments to the pooling agreement that the pool participants are required to make to enable them to have their financial strength ratings determined on a “group” basis by A.M. Best.

Nominating Committee.    The members of the Nominating Committee are George C. Carpenter, III, David J. Fisher and Raymond A. Michel, each of whom is an independent director under the standards established by the corporate governance rules of the Nasdaq Stock Market. The purpose of the Nominating Committee is to ensure that the board of directors is appropriately constituted to meet its fiduciary obligations to our stockholders. To accomplish this purpose, the Nominating Committee (1) assists the board of directors in assessing its membership needs, (2) identifies individuals qualified to become members of the board of directors and (3) makes recommendations regarding potential director candidates to the board of directors.

Compensation Committee.    The members of the Compensation Committee are Margaret A. Ball, George C. Carpenter, III and Joanne L. Stockdale, each of whom is an independent director under the standards established by the corporate governance rules of the Nasdaq Stock Market. This committee is newly-established and will commence its duties when the 2005 compensation for our executive officers is to be determined. The Compensation Committee will administer the compensation and benefit programs for our chief executive officer and other executive officers. As all of our executive officers are employed by Employers Mutual, these individuals’ compensation arrangements are initially determined by the six member Senior Executive Compensation and Stock Option Committee of Employers Mutual’s board of directors, with subsequent approval by the full board of directors of Employers Mutual. Compensation amounts (including stock option awards) determined by Employers Mutual’s board of directors will then be submitted for review and approval by our Compensation Committee. In the event our Compensation Committee were not to approve the compensation amounts as determined by Employers Mutual’s board of directors, the amounts would be subject to further review and adjustment by the Senior Executive Compensation and Stock Option Committee of the board of directors of Employers Mutual until those amounts are approved by our Compensation Committee.

Director Compensation

In 2003, each director who was not one of our officers was paid $1,200 for each board meeting or committee meeting attended, plus expenses, and a $9,000 annual fee payable irrespective of attendance at meetings. In addition, any non-employee director serving as a committee chair was paid a $3,000 annual fee. Our non-employee directors are also eligible to participate in Employers Mutual’s Non-Employee Director Stock Option Plan. Under this plan, directors are granted an option to purchase our common stock in an amount up to 100 percent of their annual fee at an option price equal to 75 percent of the fair market value of the common stock on the option exercise date. During 2003, none of our non-employee directors participated in this plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a director or member of the compensation committee, or any other committee serving an equivalent function, of any entity of which an executive officer serves as one of our directors, as a director of Employers Mutual or as a member of any of our committees or Employers Mutual’s committees responsible for establishing the compensation of our executive officers.

Executive Officers

Our executive officers are elected by our board of directors at the annual meeting of the board and serve for a one year term that expires at the next annual meeting of the board.

Executive Compensation

Our executive officers are employed by Employers Mutual and their salaries and other compensation for the three-year period presented below were initially determined by the Senior Executive Compensation and Stock Option Committee comprised of six members of Employers Mutual’s board of directors, with subsequent approval by the full board of directors of Employers Mutual. Our board of directors recently established its own Compensation Committee that will review and approve the compensation determined by the committee of Employers Mutual’s board. This process will commence with the compensation to be paid to our executive officers in 2005.

Our executive officers are eligible for stock option grants under two separate stock option plans maintained by Employers Mutual. Option grants and prices are initially determined by the Senior Executive Compensation and Stock Option Committee of Employers Mutual’s board of directors, with subsequent approval by the full board of directors of Employers Mutual. Option prices cannot be less than the fair value of the stock on the date of grant. Options granted under the plans have a vesting period of two, three, four or five years with options generally becoming exercisable in equal annual cumulative increments. Our newly established Compensation Committee will review and approve stock option grants and prices. This process will commence with the stock options granted to our executive officers in 2005.

The following table sets forth certain information regarding compensation paid for services rendered during 2003, 2002 and 2001 by our Chief Executive Officer and our four other highest paid executive officers. We refer to these officers as our “named executive officers” in other parts of this prospectus.

SUMMARY COMPENSATION TABLE

	Annual Compensation(1)				Securities Underlying Options (#)(3)	All Other Compensation ($)(4)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)
Bruce G. Kelley President & CEO	2003 2002 2001	507,962 452,388 426,782	302,890 391,004 —	— — —	5,000 4,000 —	52,216 30,136 5,730

Ronald W. Jean Executive Vice President for Corporate Development	2003 2002 2001	267,658 240,634 219,813	147,151 191,799 —	— — —	5,000 10,000 —	30,425 18,647 6,066

William A. Murray Executive Vice President & COO	2003 2002 2001	266,463 239,475 211,104	146,494 190,874 —	— 66,852 —	5,000 10,000 8,200	26,794 20,078 6,906

Raymond W. Davis Senior Vice President – Investments and Treasurer	2003 2002 2001	200,704 173,943 164,263	101,260 127,118 —	— — —	1,000 2,000 —	24,257 12,244 6,196

David O. Narigon Senior Vice President – Claims	2003 2002 2001	189,347 169,772 160,175	95,526 123,980 —	— — —	1,000 — —	22,938 5,793 5,272

(1)	Compensation deferred at election of executive includable in category and year earned.

(2)	The total dollar value of perquisites and other personal benefits for the named executive officer was less than the reporting thresholds established by the Securities and Exchange Commission. The $66,852 paid to Mr. Murray in 2002 was for reimbursement for relocation costs.

(3)	All stock options granted were at option prices equal to the fair market value of the common stock on the date of grant, have a term of ten years and vest at a rate of 20 percent per year commencing in the second year of the term.

(4)	The amounts shown for all other compensation include employer matching contributions to the Employers Mutual Casualty Company 401(k) Savings Plan (the “401(k) Plan”), employer matching contributions to the Employers Mutual Casualty Company Executive Non Qualified Excess Plan, a recognition payment for professional education designation awards and excess group life insurance premiums. During 2003, contributions to the 401(k) Plan and the Executive Non Qualified Excess Plan on behalf of each of Messrs. Kelley, Jean, Murray, Davis and Narigon were $51,322, $29,115, $24,390, $22,504 and $22,054, respectively. Excess life insurance premiums paid during 2003 on behalf of Messrs. Kelley, Jean, Murray, Davis and Narigon were $894, $1,310, $2,404, $1,753 and $884, respectively.

The following table sets forth details regarding stock options granted to the named executive officers during 2003. In addition, the table shows the hypothetical gain, or “option spread,” that would exist for the respective options based on assumed rates of annual compound stock appreciation of five and ten percent over the full term of the options. Employers Mutual grants the stock options which are utilized to purchase our common stock. Upon the exercise of these options, Employers Mutual pays us the spread between the fair market value and the exercise price.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Options Granted (#)(1)	% of Total Options Granted	Exercise Price ($/Share)	Expiration Date	Potential Realizable Values Based on Assumed Rates of Stock Price Appreciation(2)
					5% ($)	10% ($)
Bruce G. Kelley	5,000	4.4	16.88	2/7/13	53,078	134,511
Ronald W. Jean	5,000	4.4	16.88	2/7/13	53,078	134,511
William A. Murray	5,000	4.4	16.88	2/7/13	53,078	134,511
Raymond W. Davis	1,000	0.9	16.88	2/7/13	10,615	26,902
David O. Narigon	1,000	0.9	16.88	2/7/13	10,615	26,902

(1)	All stock options granted were at option prices equal to the fair market value of the common stock on the date of grant, have a term of ten years and vest at a rate of 20 percent per year commencing in the second year of the term.

(2)	The potential realizable values indicated are based on the assumption that the stock price appreciates at the annual rate shown from the date of grant until the expiration date. These numbers do not reflect the historical increase in the price of the stock and do not represent our estimate of future appreciation in the stock price.

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options during 2003, the realized gains from those exercises, the number of unexercised options held as of December 31, 2003, and the amount of unrealized gains attributed to them on that date.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise(#)	Value Realized ($)(1)	Number of Unexercised Options At Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/ Unexercisable(2)
Bruce G. Kelley	34,000	321,555	42,800/ 8,200	444,527/ 30,413
Ronald W. Jean	2,090	21,067	8,969/ 20,200	81,311/ 128,966
William A. Murray	3,004	28,990	19,476/ 25,220	187,437/ 177,854
Raymond W. Davis	2,900	26,759	3,000/ 5,400	26,812/ 42,101
David O. Narigon	—	—	7,600/ 4,800	70,716/ 41,519

(1)	Value realized is the fair market value on the date(s) of exercise less the exercise price(s).

(2)	The value of unexercised options is calculated by subtracting the exercise price(s) from the fair market value of the stock at year-end. The year-end fair market value was $21.14 per share.

The following table reflects the estimated annual retirement benefit that will be available to the executives named in the Summary Compensation Table. It assumes that all retirement plans remain in effect as they are currently structured and a normal retirement age of 65. The assumed annual earnings is an average of the five consecutive pay years out of all pay years, which give the highest average. The assumed annual earnings shown have been computed to reflect a range adequate to cover the current salaries of the named executives with provision for reasonable increases in future compensation.

Assumed Annual Earnings	Years of Service at Normal Retirement Date
	15	20	25	30
$250,000	$69,525	$93,705	$115,870	$139,050
300,000	84,525	112,706	140,869	169,050
350,000	99,525	132,707	165,868	199,050
400,000	114,525	152,708	190,867	229,050
450,000	129,525	172,709	215,866	259,050
500,000	144,525	192,710	240,865	289,050
550,000	159,525	212,711	265,864	319,050
600,000	174,525	232,712	290,863	349,050
650,000	189,525	252,713	315,862	379,050
700,000	204,525	272,714	340,861	409,050
750,000	219,525	292,715	365,860	439,050
800,000	234,525	312,716	390,859	469,050
850,000	249,525	332,717	415,858	499,050
900,000	264,525	352,718	440,857	529,050
950,000	279,525	372,719	465,856	559,050
1,000,000	294,525	392,720	490,855	589,050
1,050,000	309,525	412,721	515,854	619,050

The Employers Mutual Casualty Company Retirement Plan (the “Pension Plan”) covers all employees of Employers Mutual and its subsidiaries. Within the pension plan there are two formulas for arriving at an employee’s benefit, depending on their age and date of employment.

Employees employed prior to January 1, 1989 and who were 50 years old, or older, on January 1, 2000 will continue to have their benefits calculated under a traditional defined benefit formula. This formula is based on years of service, the highest average pay for five consecutive years and the employee’s age at the time of retirement. Retirement benefits for all other employees will be determined under a cash balance formula.

The formula for determining the benefits earned under the cash balance formula is similar to that of a defined contribution plan. The formula is based on a combination of covered compensation and interest paid on a participant’s accumulated account balance. Each year a participant’s account is credited with (1) a defined percentage of their covered compensation for the year and (2) interest on the prior year-end account balance at the 30 year treasury rate, until Congress enacts a new interest rate. The participant’s account balance is defined annually based on these factors without regard to the actual investment performance of the pension plan’s assets.

Employers Mutual has established the 2004 Senior Executive Compensation Bonus Program which provides that eligible executives may receive a bonus based on three areas of performance measurement. The plan compares consolidated written premium growth in 2004 to an established goal, growth of consolidated statutory surplus and comparison of the consolidated statutory combined ratio to both a target ratio and the combined ratio experienced in the industry. Each performance standard is weighted in its importance in the bonus formula. The maximum bonuses that may be earned vary by officer levels and range from 50 to 65 percent of an executive’s salary.

Employers Mutual also provides the Option It! Deferred Bonus Compensation Plans to its directors and eligible officers which allows them to defer all or a part of any fee or bonus income until the person elects to receive it. Through these plans the participant selects a valuation index from a schedule of investment alternatives which will serve as the measuring base for the future valuation of deferred income. The participants’ interest in these plans are vested but are not funded by Employers Mutual and are not backed by any actual investment in the selected index security.

Employers Mutual also sponsors a defined contribution plan, the 401(k) Plan. This plan is available to all employees of Employers Mutual and its subsidiaries. Under the 401(k) Plan, Employers Mutual matches 50 percent of the first six percent of covered compensation that an employee defers. With the exception of the highly compensated group, the employee participants can make tax qualified deferrals of up to 50 percent of their covered compensation to this plan. Beginning in 2001 a new plan, the Executive Non Qualified Excess Plan (ENQEP), was created for the highly compensated group who were limited in their 401(k) deferral percentage. This plan allows the highly compensated to defer up to 25 percent of their salary between the 401(k) Plan and the ENQEP. Employers Mutual matches 100 percent of the first five percent of covered compensation under the ENQEP.

In addition to the ENQEP, Employers Mutual has two other non-qualified supplemental retirement plans, the Excess Retirement Benefit Agreement and the Supplemental Executive Retirement Plan. These plans restore retirement benefits to those employees who are prevented from receiving full benefits from the Pension Plan because of their deferral of bonus income and the restrictions imposed on the amount of covered compensation that can be credited to, and the maximum benefits that can be received from, qualified pension plans. These three plans are unfunded and any payments made to participants will be from the general accounts of Employers Mutual.

All of the individuals named in the Summary Compensation Table are participants in each of these plans. For retirement benefit purposes, during 2003 the number of full years of service accrued and the compensation for Messrs. Kelley, Jean, Murray, Davis, and Narigon were 18 and $902,443, 24 and $462,471, 18 and $365,970, 24 and $329,575, and 21 and $321,235, respectively. For 2003, pursuant to the requirements of the Internal Revenue Code, as amended, compensation credited under the qualified Pension Plan and the 401(k) Plan was limited to $200,000.

Equity-Based Compensation Plans

We have no stock based compensation plans of our own; however, Employers Mutual has several stock plans which utilize our common stock. Employers Mutual can provide the common stock required under its plans by: (1) using shares of our common stock that it currently owns; (2) purchasing our common stock on the open market; (3) directly purchasing our common stock from us at the current fair value. Employers Mutual has historically purchased common stock from us for use in its incentive stock option plans and its non-employee director stock option plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 500,000 shares have been reserved for the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 1,000,000 shares were reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan). There is a ten-year time limit for granting options under the plans. Options can no longer be granted under the 1993 Plan. Options granted under the plans have a vesting period of two, three, four or five years with options generally becoming exercisable in equal annual cumulative increments. The Senior Executive Compensation and Stock Option Committee of Employers Mutual’s board of directors administers the plans. Option prices are determined by this committee but cannot be less than the fair value of the stock on the date of grant.

A total of 500,000 shares of our common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries or affiliate on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the board of Employers Mutual, and the board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to us in connection with this plan totaled $13,214, $6,817 and $6,889 in 2003, 2002 and 2001, respectively.

A total of 200,000 shares of our common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates, including our directors, as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent up to a maximum of 100 percent of his or her annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by a disinterested director committee established under the terms of the plan and consisting of non-eligible members of the Employers Mutual board. The board of Employers Mutual may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. None of our directors participated in this plan in 2003. Expenses allocated to us in connection with these plans totaled $1,878, $0 and $5,819 in 2003, 2002 and 2001, respectively.

The following table presents information regarding Employers Mutual’s equity compensation plans as of June 30, 2004:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	595,718	$14.26	316,890
Equity compensation plans not approved by stockholders	—	N/A	N/A

Total	595,718	$14.26	316,890

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our property and casualty insurance operations are integrated with those of the Employers Mutual pool participants through participation in the pooling arrangement. As a result of this operational relationship, there are numerous transactions between us and the Employers Mutual pool participants that occur on an ongoing basis in the ordinary course of business. These transactions are described in greater detail in the section of this prospectus entitled “Business — Our Organizational Structure.”

Premiums assumed by our reinsurance company from Employers Mutual amounted to $90,058,000, $76,203,000 and $66,287,000 in 2003, 2002 and 2001, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by our reinsurance company to Employers Mutual amounted to $18,936,000, $18,117,000 and $15,893,000 in 2003, 2002 and 2001, respectively.

Our reinsurance company pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Total override commission paid to Employers Mutual amounted to $4,053,000, $3,429,000 and $2,983,000 in 2003, 2002 and 2001, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $2,747,000 in 2003, $1,187,000 in 2002 and $14,443,000 in 2001. Our reinsurance company also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses in the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by our reinsurance company and amounted to $3,803,000, $3,248,000 and $2,496,000 in 2003, 2002 and 2001, respectively.

Employers Mutual provides various services to all of its subsidiaries and affiliates, including us and our subsidiaries. Such services include data processing, claims, financial, legal, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the affiliated companies that do not participate in the pooling arrangement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling arrangement and each pool participant shares in the total cost in accordance with its pool participation interest. Costs allocated to us by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling arrangement amounted to $2,097,000, $1,765,000 and $2,041,000 in 2003, 2002 and 2001, respectively. Costs allocated to us through the operation of the pooling agreement amounted to $63,294,000, $56,897,000 and $51,042,000 in 2003, 2002 and 2001, respectively.

Investment expenses are based on actual expenses incurred by us plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to us by Employers Mutual amounted to $700,000, $559,000 and $494,000 in 2003, 2002 and 2001, respectively.

In December, 2001, three of our insurance companies issued surplus notes totaling $25.0 million to Employers Mutual at an annual interest rate of 5.38 percent. In June, 2002, our reinsurance company issued an $11.0 million surplus note to Employers Mutual at an annual interest rate of 5.25 percent. Effective April 1, 2003, the surplus notes were reissued at an annual interest rate of 3.09 percent. These notes do not have a maturity date. Payment of interest and repayment of principal can only be repaid out of the subsidiary’s statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of our subsidiaries. Our subsidiaries incurred interest expenses of $11,000 in 2001, $1,639,000 in 2002 and $1,320,000 in 2003 with respect to the surplus notes.

During 2003, EMC Re and EMCASCO each sold American Airlines bonds valued at $399,000 to Hamilton Mutual. Hamilton Mutual also purchased United Airlines bonds valued at $452,000 from EMC Re. Hamilton Mutual, in turn, sold American Airlines bonds valued at $1,379,000 and United Airlines bonds valued at $481,000 to Employers Mutual. Hamilton Mutual netted $610,000 of realized investment gains from these transactions.

In the third quarter of 2004, EMCASCO, Illinois EMCASCO, Dakota Fire, Farm and City and EMC Re sold $4,447,000 of MCI Communications Corp. bonds to EMC National Life Company.

Our subsidiary, Dakota Fire, leases office space from EMC National Life Company, an affiliate of Employers Mutual, which is used as the Bismarck, North Dakota branch office. Lease payments made by Dakota Fire to EMC National Life amounted to $244,000, $222,000 and $181,000 in 2003, 2002 and 2001, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2004, and after the sale of our common stock in this offering, by:

•	each person or entity known to us to be the beneficial owner of more than 5 percent of our outstanding shares of common stock;

•	Employers Mutual, as the selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Under Securities and Exchange Commission rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power (which includes the power to vote or direct the voting of such security), or investment power (which includes the power to dispose of or to direct the disposition of such security). Except as otherwise indicated, we believe that each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

We have based our calculation of the percentage of beneficial ownership on 11,560,632 shares of common stock outstanding on June 30, 2004 and 13,560,632 shares of common stock outstanding upon the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that were currently exercisable at, or were exercisable within 60 days of, June 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The business address for each beneficial owner listed below is 717 Mulberry Street, Des Moines, Iowa.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares Offered	Shares Beneficially Owned After the Offering
	Number		Percentage		Number		Percentage
Five Percent Stockholders
Employers Mutual Casualty Company	9,359,610		81.0%	1,800,000	7,559,610	(1)	55.7	%(1)
Named Executive Officers and Directors
Bruce G. Kelley	152,454	(2)	1.3	0	152,454		1.1
William A. Murray	31,420	(3)	*	0	31,420		*
Ronald W. Jean	27,064	(4)	*	0	27,064		*
Raymond W. Davis	18,409	(5)	*	0	18,409		*
David O. Narigon	17,750	(6)	*	0	17,750		*
George W. Kochheiser	55,000		*	0	55,000		*
Margaret A. Ball	2,005		*	0	2,005		*
George C. Carpenter, III	5,490		*	0	5,490		*
David J. Fisher	1,886		*	0	1,886		*
Raymond A. Michel	5,000		*	0	5,000		*
Fredrick A. Schiek	13,366		*	0	13,366		*
Joanne L. Stockdale	0		*	0	0		*
All Executive Officers and Directors as a Group (21 persons including those listed above)	432,152		3.7%		432,152		3.2%

*	Less than one percent

(1)	In the event the over-allotment option is exercised in full, Employers Mutual’s holdings will be reduced to 6,989,610 shares, or approximately 51.5 percent of our outstanding common stock.

(2)	Bruce G. Kelley owns 89,656 shares of common stock directly and 26,198 shares indirectly. Of the 26,198 shares indirectly owned, 1,500 are owned by his spouse and 24,698 are owned by his children. In addition, he has presently exercisable options to purchase 36,600 shares, which shares are included in the table.

(3)	William A. Murray directly owns 9,410 shares of common stock and has presently exercisable options to purchase 22,010 shares, which shares are included in the table.

(4)	Ronald W. Jean directly owns 11,395 shares of common stock and has presently exercisable options to purchase 15,669 shares, which shares are included in the table.

(5)	Raymond W. Davis directly owns 13,109 shares of common stock and has presently exercisable options to purchase 5,300 shares, which shares are included in the table.

(6)	David O. Narigon directly owns 15,550 shares of common stock and has presently exercisable options to purchase 2,200 shares, which shares are included in the table.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $1.00 per share. Immediately after the sale of the shares of common stock in this offering, we will have 13,560,632 shares of common stock outstanding.

The following description of our common stock is qualified by reference to our restated articles of incorporation and by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock does not have cumulative voting rights in the election of the directors. As a result, Employers Mutual, as the holder of a majority of our outstanding common stock prior to the offering, currently has the power to elect all of the directors at each annual meeting of stockholders. Upon completion of the offering, Employers Mutual will own approximately 55.7 percent of our outstanding common stock (or approximately 51.5 percent of our outstanding common stock in the event the over-allotment option is exercised in full) and will, therefore, continue to be in a position to control the election of our board of directors.

Holders of our common stock are entitled to receive dividends out of legally available funds when, as and if declared from time to time by our board of directors. As a holding company, we rely primarily on dividends from our insurance subsidiaries as a source of funds to pay dividends. Payment of dividends by our insurance subsidiaries is subject to regulatory restrictions, which depend on the surplus position of our subsidiaries. In the event of our liquidation, dissolution or winding up, our stockholders will be entitled to share ratably in all assets remaining after payment of liabilities. Our common stock has no preemptive rights to acquire unissued or treasury shares, or securities convertible into or carrying the right to subscribe to or acquire shares of our common stock. There are no redemption or sinking fund provisions in our restated articles of incorporation. The outstanding shares of our common stock are fully paid and non-assessable.

Anti-Takeover Effects of State Law

Certain provisions of Iowa law could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiations of such proposals could result in an improvement of their terms.

We are subject to Section 1110 of the Iowa Business Corporation Act which prohibits persons deemed “interested stockholders” from engaging in a business combination with an Iowa corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the previous three years did own, 10.0 percent or more of our common stock. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

The provisions of Iowa law could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

State Insurance Laws

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance department of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance department will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10.0 percent or more of the voting securities of insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance department of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance department to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is UMB Bank, N.A., Kansas City, Missouri.

NASDAQ National Market Quotation

Our common stock is traded on the Nasdaq National Market under the trading symbol “EMCI.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among us, the selling stockholder and the underwriters, for whom Keefe, Bruyette & Woods, Inc. is acting as representative, the underwriters named below have severally agreed to purchase from us and the selling stockholder, and we and the selling stockholder have severally agreed to sell to the underwriters, an aggregate of 3,800,000 shares of common stock in the amounts set forth below opposite their respective names.

Underwriters	Number of Shares
Keefe, Bruyette & Woods, Inc.
A.G. Edwards & Sons, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	3,800,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated based on their assessment of the state of the financial markets. The underwriting agreement also provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (that may include the underwriters) at that price less a concession not in excess of $         per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to certain brokers and dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters. We expect the shares of common stock will be ready for delivery on or after         .

The selling stockholder has granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 570,000 additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares at the price set forth on the cover page of this prospectus and in approximately the same proportion allocated to them in the table above.

The following table presents the per share and the total underwriting discount to be paid by us and the selling stockholder to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discount to be paid by:
Selling Stockholder	$	$	$	$
Us	$	$	$	$

The expenses of the offering, not including the underwriting discount and commissions, are estimated to be $        , $         of which will be paid by us, and $         of which will be paid by the selling stockholder.

In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	the underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the common stock by bidding; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participaing in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30 percent of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

We and the selling stockholder have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

We and the selling stockholder have agreed that, without the prior written consent of Keefe, Bruyette & Woods, Inc., we will not, during the period ending 90 days after the date of this prospectus (subject to extension pursuant to the terms of the agreement):

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or file any registration statement with respect to any such securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any security convertible into or exercisable or exchangeable for our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise. Our directors and executive officers and the directors and executive officers of Employers Mutual have made the same agreement, subject to certain limited exceptions.

One or more of the underwriters participating in this offering may make prospectuses available in electronic format. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The lead managers will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of the common stock offered hereby will be passed upon for us by Nyemaster, Goode, West, Hansell & O’Brien, P.C., Des Moines, Iowa. Certain legal matters related to the offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission.

You may read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov (such reference shall not be deemed to be an incorporation by reference of such website). You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Securities and Exchange Commission filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

EMC INSURANCE GROUP INC.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

February 27, 2004

Des Moines, Iowa

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2003	2002
ASSETS
Investments:
Fixed maturities:
Securities held-to-maturity, at amortized cost (fair value $21,167,655 and $61,639,037)	$19,423,013	$55,033,675
Securities available-for-sale, at fair value (amortized cost $382,326,388 and $459,844,928)	405,758,798	485,855,966
Fixed maturity securities on loan:
Securities held-to-maturity, at amortized cost (fair value $32,686,769 and $0)	30,422,335	—
Securities available-for-sale, at fair value (amortized cost $117,184,150 and $0)	118,026,960	—
Equity securities available-for-sale, at fair value (cost $38,998,075 and $38,444,030)	49,008,498	34,596,985
Other long-term investments, at cost	4,758,019	3,057,000
Short-term investments, at cost	63,568,064	29,650,230

Total investments	690,965,687	608,193,856
Balances resulting from related party transactions with Employers Mutual:
Reinsurance receivables	15,861,754	11,582,136
Prepaid reinsurance premiums	3,297,228	2,442,899
Intangible asset, defined benefit retirement plan	1,016,492	1,411,716
Other assets	1,857,284	1,331,816
Cash	(14,069,102)	(119,097)
Accrued investment income	7,821,652	9,179,555
Accounts receivable (net of allowance for uncollectible accounts of $0 and $7,297)	379,423	772,944
Income taxes recoverable	—	213,504
Deferred policy acquisition costs	26,737,784	24,926,861
Deferred income taxes	10,345,429	13,986,172
Goodwill, at cost less accumulated amortization of $2,616,234 and $2,616,234	941,586	941,586
Securities lending collateral	154,556,758	—

Total assets	$899,711,975	$674,863,948

LIABILITIES
Balances resulting from related party transactions with Employers Mutual:
Losses and settlement expenses	$367,923,881	$331,226,753
Unearned premiums	124,832,607	115,746,814
Other policyholders’ funds	1,390,594	1,035,622
Surplus notes payable	36,000,000	36,000,000
Indebtedness to related party	2,175,118	3,304,539
Employee retirement plans	9,965,600	10,014,349
Other liabilities	19,336,366	19,767,507

Income taxes payable	2,780,500	—
Securities lending obligation	154,556,758	—

Total liabilities	718,961,424	517,095,584

STOCKHOLDERS’ EQUITY
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,501,065 shares in 2003 and 11,399,050 shares in 2002	11,501,065	11,399,050
Additional paid-in capital	69,113,228	67,270,591
Accumulated other comprehensive income	22,285,668	14,218,330
Retained earnings	77,850,590	64,880,393

Total stockholders’ equity	180,750,551	157,768,364

Total liabilities and stockholders’ equity	$899,711,975	$674,863,948

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Income

All balances presented below, with the exception of investment income, realized investment gains (losses) and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,
	2003	2002	2001
REVENUES
Premiums earned	$330,622,810	$297,043,033	$265,279,858
Investment income, net	29,702,461	32,778,133	30,969,630
Realized investment gains (losses)	1,169,698	(3,159,201)	800,582
Other income	862,070	865,819	774,169

	362,357,039	327,527,784	297,824,239

LOSSES AND EXPENSES
Losses and settlement expenses	226,504,550	207,057,856	221,918,750
Dividends to policyholders	3,011,433	2,977,154	1,823,970
Amortization of deferred policy acquisition costs	71,959,232	65,727,016	55,687,015
Other underwriting expenses	29,924,942	26,928,972	22,739,913
Interest expense	1,320,266	1,638,716	11,055
Other expenses	1,654,320	1,306,034	1,185,415

	334,374,743	305,635,748	303,366,118

Income (loss) before income tax expense (benefit)	27,982,296	21,892,036	(5,541,879)

INCOME TAX EXPENSE (BENEFIT)
Current	8,336,381	5,061,093	(142,405)
Deferred	(703,208)	729,205	(3,293,342)

	7,633,173	5,790,298	(3,435,747)

Net income (loss)	$20,349,123	$16,101,738	$(2,106,132)

Net income (loss) per common share — basic and diluted	$1.78	$1.42	$(0.19)

Average number of shares outstanding — basic and diluted	11,453,324	11,375,779	11,312,063

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2003	2002	2001
Net income (loss)	$20,349,123	$16,101,738	$(2,106,132)

OTHER COMPREHENSIVE INCOME
Unrealized holding gains arising during the period, before deferred income tax expense	13,290,568	7,454,522	1,645,082
Deferred income tax expense	4,651,699	2,609,079	682,629

	8,638,869	4,845,443	962,453

Reclassification adjustment for (gains) losses included in net income (loss), before income tax expense (benefit)	(1,168,918)	3,159,201	(779,540)
Income tax expense (benefit)	409,121	(1,105,720)	272,839

	(759,797)	2,053,481	(506,701)

Adjustment for minimum pension liability associated with Employers Mutual’s pension plan	289,639	(289,639)	—
Deferred income tax expense (benefit)	101,373	(101,373)	—

	188,266	(188,266)	—

Other comprehensive income	8,067,338	6,710,658	455,752

Total comprehensive income (loss)	$28,416,461	$22,812,396	$(1,650,380)

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year ended December 31,
	2003	2002	2001
COMMON STOCK
Beginning of year	$11,399,050	$11,329,987	$11,294,220
Issuance of common stock through Employers Mutual’s stock option plans	102,015	69,063	35,767

End of year	11,501,065	11,399,050	11,329,987

ADDITIONAL PAID-IN CAPITAL
Beginning of year	67,270,591	66,013,203	65,546,963
Issuance of common stock through Employers Mutual’s stock option plans	1,842,637	1,257,388	466,240

End of year	69,113,228	67,270,591	66,013,203

ACCUMULATED OTHER COMPREHENSIVE INCOME
Beginning of year	14,218,330	7,507,672	7,051,920
Unrealized gains on available-for-sale securities	7,879,072	6,898,924	455,752
Minimum pension liability associated with Employers Mutual’s pension plan	188,266	(188,266)	—

End of year	22,285,668	14,218,330	7,507,672

RETAINED EARNINGS
Beginning of year	64,880,393	55,606,761	64,500,213
Net income (loss)	20,349,123	16,101,738	(2,106,132)
Dividends paid to stockholders ($0.60 per share in 2003, 2002 and 2001)	(1,350,736)	(1,405,064)	(1,511,382)
Dividends paid to Employers Mutual ($0.60 per share in 2003, 2002 and 2001)	(5,522,994)	(5,423,042)	(5,275,938)
Dividends to Employers Mutual (reimbursement for non-GAAP expenses)	(505,196)	—	—

End of year	77,850,590	64,880,393	55,606,761

Total stockholders’ equity	$180,750,551	$157,768,364	$140,457,623

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$20,349,123	$16,101,738	$(2,106,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Balances resulting from related party transactions with Employers Mutual:
Losses and settlement expenses	36,697,128	16,708,165	28,029,560
Unearned premiums	9,085,793	16,364,638	13,822,959
Other policyholders’ funds	354,972	562,670	(255,701)
Indebtedness of related party	(1,129,421)	620,121	6,484,089
Employee retirement plans	636,114	774,079	1,180,566
Reinsurance receivables	(4,279,618)	2,919,200	(2,575,981)
Prepaid reinsurance premiums	(854,329)	(167,668)	(330,132)
Amortization of deferred income	—	—	(78,212)
Commission payable	2,470,516	2,732,425	285,221
Interest payable	(1,003,066)	1,641,205	(967)
Prepaid assets	(87,676)	27,894	(113,264)
Deferred policy acquisition costs	(1,810,923)	(3,563,333)	(5,726,775)
Accrued investment income	1,357,903	(520,547)	(1,313,645)
Accrued income taxes:
Current	2,994,004	(112,890)	635,297
Deferred	(703,208)	729,205	(3,293,342)
Realized investment (gains) losses	(1,169,698)	3,159,201	(800,582)
Accounts receivable	393,521	308,080	(807,010)
Other, net	(206,551)	(1,717,779)	2,170,440

	42,745,461	40,464,666	37,312,521
Balances resulting from related party transactions with Employers Mutual:
Cash provided by the property and casualty insurance subsidiaries’ change in recording of full-term premium amount on policies billed on an installment basis	—	—	11,880,803

Net cash provided by operating activities	$63,094,584	$56,566,404	$47,087,192

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of fixed maturity securities held-to-maturity	$5,293,717	$11,074,685	$49,692,313
Purchases of fixed maturity securities available-for-sale	(791,156,969)	(229,504,732)	(166,403,259)
Disposals of fixed maturity securities available-for-sale	753,004,136	180,717,143	44,693,688
Purchases of equity securities available-for-sale	(34,283,972)	(43,930,432)	(26,769,001)
Disposals of equity securities available-for-sale	31,151,627	33,884,190	27,388,659
Purchase of other long-term investments	(2,040,000)	(4,057,004)	—
Disposals of other long-term investments	338,981	1,000,004	—
Net (purchases) sales of short-term investments	(33,917,835)	(11,925,773)	5,663,568

Net cash used in investing activities	(71,610,315)	(62,741,919)	(65,734,032)

CASH FLOWS FROM FINANCING ACTIVITIES
Balances resulting from related party transactions with Employers Mutual:
Issuance of common stock	1,944,652	1,326,451	502,007
Dividends paid to Employers Mutual	(5,522,994)	(5,423,042)	(5,275,938)
Dividends to Employers Mutual (reimbursement for non-GAAP expense)	(505,196)	—	—
Issuance of surplus notes	—	11,000,000	25,000,000
Dividends paid to stockholders	(1,350,736)	(1,405,064)	(1,511,382)

Net cash (used) provided in financing activities	(5,434,274)	5,498,345	18,714,687

Net (decrease) increase in cash	(13,950,005)	(677,170)	67,847
Cash at beginning of year	(119,097)	558,073	490,226

Cash at end of year	$(14,069,102)	$(119,097)	$558,073

Income taxes paid (recovered)	$5,400,010	$4,755,010	$(778,316)
Interest paid (received)	$615,709	$19,232	$(79,232)

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., an 80.9 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. About one-half of the premiums written are in Iowa and contiguous states. The term “Company” is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company’s subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Certain costs of acquiring new business, principally commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred. Such deferred costs are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers’ compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net written premiums subject to policyholder dividends represented approximately 47 percent of the Company’s total net written premiums in 2003. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Ceded reinsurance amounts with non-affiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders’ equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds and are carried at cost, which approximates fair value.

The Company’s carrying value for investments is reduced to its estimated realizable value if a decline in the fair value is deemed other-than-temporary. Such reductions in carrying value are recognized as realized losses and are charged to income. Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized gains and losses on disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2003 and 2002 are securities on deposit with various regulatory authorities as required by law amounting to $12,960,435 and $12,648,887, respectively.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the market value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company’s guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company’s balance sheet. In accordance with the relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company’s balance sheet with a corresponding liability reflecting the Company’s obligation to return this collateral upon the return of the loaned securities. The securities lending program was temporarily suspended at December 31, 2002 to eliminate financial ratio concerns expressed by certain regulatory authorities.

Income Taxes

Effective April 1, 2003, the Company was included in Employers Mutual’s consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of the Company at the end of March. The Company will file a short-period tax return with its subsidiaries for the period January 1, 2003 through March 31, 2003. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is “more likely than not” that a tax benefit will not be realized.

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for any shares issued under these plans. Under the terms of the pooling and quota share agreements (see note 2), stock option expense is allocated to the Company as determined on a statutory basis of accounting; however, for these GAAP basis financial statements the Company accounts for the stock option plans using the intrinsic value method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the provisions of APB 25, no compensation expense is recognized from the operation of Employers Mutual’s stock option plans since the exercise price of the options is equal to the fair value of the stock on the date of grant.

Prior to 2002, the Company had concluded that it was not subject to the accounting requirements of APB 25 since it receives the current fair value for any common stock issued under Employers Mutual’s stock option plans. As a result, the Company was recognizing as compensation expense its pool participation share of the statutory-basis stock option expense allocated to it by Employers Mutual for these plans. During 2002, the Company concluded that it is subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual’s stock option plans as discussed above. Accordingly, during 2002 the Company reversed the accrual for stock option expense allocated to it by Employers Mutual, resulting in $349,273 of pre-tax income. Pre-tax compensation expense recognized in the Company’s financial statements for the year 2001 amounted to $354,703. Since this amount is not material, the financial statements for 2001 were not restated.

The Company’s insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense associated with stock option exercises under the terms of the pooling and quota share agreements. Beginning in 2003, the statutory-basis compensation expense that is paid by the Company’s subsidiaries to Employers Mutual ($505,196 in 2003) is being reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements. Since the corresponding amounts for 2002 and 2001 were not material, the financial statements for such years were not restated.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which was effective for fiscal years ending after December 15, 2002. SFAS 148 amended SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, and the effect of the method used on reported results. The Company adopted the disclosure requirements of SFAS 148 and elected to continue to follow the recognition and measurement principles of APB 25.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to Employers Mutual’s stock option plans:

	Year ended December 31,
	2003	2002	2001
Net income (loss), as reported	$20,349,123	$16,101,738	$(2,106,132)
Add (deduct):
Stock-based compensation expense reported in net income (loss)	—	—	230,557
Stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(25,383)	(18,992)	(16,287)

Pro forma net income (loss)	$20,323,740	$16,082,746	$(1,891,862)

Net income (loss) per share:
Basic and diluted — As reported	$1.78	$1.42	$(0.19)
Basic and diluted — Pro forma	1.77	1.41	(0.17)

The weighted average fair value of options granted amounted to $2.93, $3.28 and $1.59 for 2003, 2002 and 2001, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants:

	2003	2002	2001
Dividend yield	3.56%	3.28%	5.22%
Expected volatility	0.247	0.218	0.215
Risk-free interest rate	2.99%	4.37%	4.78%
Expected life (years)	5.35	5.00	5.00

Net Income (loss) Per Share — Basic and Diluted

The Company’s basic and diluted net income (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each year. As previously noted, the Company receives the current fair value for any shares issued under Employers Mutual’s stock plans. As a result, the Company had no potential common shares outstanding during 2003, 2002 and 2001 that would have been dilutive to net income (loss) per share.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 eliminated the amortization of goodwill, which represents the excess of cost over the fair value of net assets of acquired subsidiaries, and provides specific steps for testing the impairment of goodwill. The initial adoption of SFAS 142 did not have an impact on the operating results of the Company. The annual impairment test was completed in the fourth quarter of 2003 and 2002 and goodwill was not deemed to be impaired.

Prior to January 1, 2002, goodwill was being amortized on a straight-line basis over 25 years. The Company reviewed the recoverability of the unamortized balance of goodwill on a periodic basis using projected cash flows. Goodwill amortization expense amounted to approximately $135,000 ($87,000 after tax) per year. Due to the immaterial amounts involved, the Company has not presented 2001 net income or earnings per share information that has been adjusted to exclude this expense.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Reclassifications

Certain amounts previously reported in prior years’ consolidated financial statements have been reclassified to conform to current year presentation.

2.    AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company’s four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the “pooling agreement”). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from non-affiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from non-affiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company’s property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. Effective December 31, 2003, the pooling agreement was amended to provide that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants’ financial statements. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

On January 22, 2004, the Company announced that Farm and City Insurance Company, its wholly-owned subsidiary, would discontinue writing nonstandard risk automobile insurance and institute non-renewal procedures on all existing business. Farm and City will continue to participate in the pooling agreement even though it will no longer write any direct business.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool. The pooling agreement is continuous, but may be amended or terminated at the end of any calendar year as to any one or more parties.

Reinsurance Subsidiary

The Company’s reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual’s assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual’s direct insurance business, nor any “involuntary” facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $90,057,773, $76,203,278 and $66,287,442 in 2003, 2002 and 2001, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $18,936,008, $18,117,058 and $15,892,684 in 2003, 2002 and 2001, respectively.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Total override commission paid to Employers Mutual amounted to $4,052,600, $3,429,148 and $2,982,935 in 2003, 2002 and 2001, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $2,747,334 in 2003, $1,186,598 in 2002 and $14,442,561 in 2001. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,802,878, $3,247,969 and $2,495,794 in 2003, 2002 and 2001, respectively.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,097,057, $1,765,287 and $2,040,822 in 2003, 2002 and 2001, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $63,293,517, $56,897,066 and $51,041,812 in 2003, 2002 and 2001, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $699,954, $559,136 and $494,142 in 2003, 2002 and 2001, respectively.

3.    REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2003, reinsurance ceded to two non-affiliated reinsurers aggregated $7,043,728, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries’ pool participation percentage of amounts ceded by Employers Mutual to these organizations in connection with its

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

role as “service carrier.” Under these arrangements, Employers Mutual writes business for these organizations on a direct basis and then cedes 100 percent of this business to these organizations. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2003 is presented below.

	Year ended December 31,
	2003	2002	2001
Premiums written
Direct	$220,741,419	$235,596,547	$272,027,823
Assumed from non-affiliates	3,816,789	3,985,370	1,898,509
Assumed from affiliates (note 11)	351,641,368	320,940,551	299,990,245
Ceded to non-affiliates	(15,808,709)	(11,089,041)	(11,189,227)
Ceded to affiliates	(220,741,419)	(235,596,547)	(272,027,823)

Net premiums written	$339,649,448	$313,836,880	$290,699,527

Premiums earned
Direct	$221,662,098	$241,939,466	$255,764,274
Assumed from non-affiliates	3,629,346	3,501,616	1,786,132
Assumed from affiliates	341,947,846	304,462,790	274,352,821
Ceded to non-affiliates	(14,954,382)	(10,921,373)	(10,859,095)
Ceded to affiliates	(221,662,098)	(241,939,466)	(255,764,274)

Net premiums earned	$330,622,810	$297,043,033	$265,279,858

Losses and settlement expenses incurred
Direct	$157,500,290	$165,218,514	$221,314,633
Assumed from non-affiliates	3,270,406	2,876,808	1,336,824
Assumed from affiliates	233,823,801	206,614,356	227,650,959
Ceded to non-affiliates	(10,589,657)	(2,433,308)	(7,069,033)
Ceded to affiliates	(157,500,290)	(165,218,514)	(221,314,633)

Net losses and settlement expenses incurred	$226,504,550	$207,057,856	$221,918,750

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

4.    LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,
	2003	2002	2001
Gross reserves at beginning of year	$331,226,753	$314,518,588	$286,489,028
Ceded reserves at beginning of year	(10,367,624)	(11,848,597)	(11,224,797)

Net reserves at beginning of year	320,859,129	302,669,991	275,264,231

Incurred losses and settlement expenses
Provision for insured events of the current year	219,028,236	200,059,798	216,752,003
Increase in provision for insured events of prior years	7,476,314	6,998,058	5,166,747

Total incurred losses and settlement expenses	226,504,550	207,057,856	221,918,750

Payments
Losses and settlement expenses attributable to insured events of the current year	86,072,127	81,124,276	94,983,112
Losses and settlement expenses attributable to insured events of prior years	108,175,065	107,744,442	99,529,878

Total payments	194,247,192	188,868,718	194,512,990

Net reserves at end of year	353,116,487	320,859,129	302,669,991
Ceded reserves at end of year	14,807,394	10,367,624	11,848,597

Gross reserves at end of year	$367,923,881	$331,226,753	$314,518,588

Underwriting results of the Company are significantly influenced by estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The Company experienced adverse development on prior years’ reserves in the property and casualty insurance segment during 2003, while the reinsurance segment experienced favorable development. For the property and casualty insurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior increased $9,014,984 from the estimate at December 31, 2002. This increase represents 3.9 percent of the December 31, 2002 carried reserves and is attributed to a combination of bulk reserve strengthening, development on case reserves of previously reported claims and newly reported claims in excess of carried incurred but not reported (IBNR) reserves. Included in the reserve strengthening actions taken during 2003 was an increase of approximately $6,055,000 in formula IBNR reserves, an increase of approximately $3,245,000 in settlement expense reserves and a $3,525,000 bulk reserve established for the workers’ compensation line of business. The remaining adverse development of approximately $4,521,000 came from case reserve development and IBNR claim emergence.

For the reinsurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior decreased $1,538,670 from the estimate at December 31, 2002. This decrease represents 1.5 percent of the December 31, 2002 carried reserves. This decrease is primarily from the 2002 accident year on the Home Office Reinsurance Assumed Department (HORAD) book of business, which has experienced very low reported loss activity. The favorable development was partially offset by $326,000 of asbestos reserve strengthening.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

5.    ASBESTOS AND ENVIRONMENTAL-RELATED CLAIMS

The Company has exposure to asbestos and environmental-related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $233,000 per year over the past five years. During 2002, the Company re-evaluated the estimated ultimate losses for direct asbestos and environmental exposures. Based on this re-evaluation, the Company reallocated $752,000 of bulk IBNR reserves and $324,303 of settlement expense reserves to these exposures. In addition, the Company diligently evaluated the adequacy of its asbestos reserves by commissioning a “ground-up” study to better quantify its exposure to asbestos liabilities. This study concluded that the Company’s exposure for direct asbestos claims ranged from $1,000,000 to $5,100,000, with a point estimate of $3,000,000. Based on the results of this study, the Company elected to increase the IBNR and settlement expense reserves carried for direct asbestos exposures by $2,068,705 at December 31, 2002, to $2,985,402. The study’s results for asbestos exposures on assumed reinsurance business were received during 2003, and the Company elected to increase its IBNR reserves carried for assumed asbestos exposures by $326,000 to the study’s point estimate. The study and its results assume no improvement in the current asbestos litigation environment; however, continued efforts for federal legislation could reduce the ultimate loss projections for asbestos litigation below the levels currently projected for the industry. Reserves for asbestos and environmental-related claims for direct insurance and assumed reinsurance business totaled $5,584,196 and $5,526,943 at December 31, 2003 and 2002, respectively.

During 2003, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 40,500 claims related to exposure to asbestos or asbestos- containing products. The Company has denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after the policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, the social and political conditions, and the claim history and trends within the Company and the industry.

6.    STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company’s insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company’s insurance subsidiaries had no permitted accounting practices during 2003, 2002 and 2001.

Statutory surplus of the Company’s insurance subsidiaries was $170,232,871 and $140,323,534 at December 31, 2003 and 2002, respectively. Statutory net income (loss) of the Company’s insurance subsidiaries was $16,700,374, $13,729,028 and ($8,289,542) for 2003, 2002 and 2001, respectively.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2003, the Company’s insurance subsidiaries had total adjusted statutory capital of $170,232,871, which is well in excess of the minimum risk-based capital requirement of $39,609,015.

Retained earnings of the Company’s insurance subsidiaries available for distribution as dividends are limited by law to the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis. At December 31, 2003, $22,244,303 was available for distribution to the Company in 2004 without prior approval.

7.    SEGMENT INFORMATION

The Company’s operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Summarized financial information for the Company’s segments is as follows:

Year ended December 31, 2003	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$241,237,313	$89,385,497	$—	$330,622,810

Underwriting (loss) gain	(7,493,703)	6,716,356	—	(777,347)
Net investment income	20,724,017	8,948,076	30,368	29,702,461
Realized gains (losses)	1,312,252	(142,554)	—	1,169,698
Interest expense	(919,362)	(400,904)	—	(1,320,266)
Other income	862,070	—	—	862,070
Other expenses	(1,044,757)	—	(609,563)	(1,654,320)

Income (loss) before income tax expense (benefit)	$13,440,517	$15,120,974	$(579,195)	$27,982,296

Assets	$639,366,058	$256,579,831	$180,961,286	$1,076,907,175
Eliminations	—	—	(176,087,397)	(176,087,397)
Reclassifications	(896,043)	—	(211,760)	(1,107,803)

Net assets	$638,470,015	$256,579,831	$4,662,129	$899,711,975

Year ended December 31, 2002
Premiums earned	$225,013,076	$72,029,957	$—	$297,043,033

Underwriting loss	(3,621,656)	(2,026,309)	—	(5,647,965)
Net investment income	23,517,163	9,147,127	113,843	32,778,133
Realized (losses) gains	(2,154,246)	(1,010,268)	5,313	(3,159,201)
Interest expense	(1,345,153)	(293,563)	—	(1,638,716)
Other income	865,819	—	—	865,819
Other expenses	(869,346)	—	(436,688)	(1,306,034)

Income (loss) before income tax expense (benefit)	$16,392,581	$5,816,987	$(317,532)	$21,892,036

Assets	$490,583,702	$181,401,782	$158,010,734	$829,996,218
Eliminations	—	—	(154,552,425)	(154,552,425)
Reclassifications	—	(579,845)	—	(579,845)

Net assets	$490,583,702	$180,821,937	$3,458,309	$674,863,948

Year ended December 31, 2001
Premiums earned	$203,392,845	$61,887,013	$—	$265,279,858

Underwriting loss	(26,828,133)	(10,061,657)	—	(36,889,790)
Net investment income	22,457,799	8,317,505	194,326	30,969,630
Realized gains	681,349	119,233	—	800,582
Interest expense	(11,055)	—	—	(11,055)
Other income	695,957	78,212	—	774,169
Other expenses	(746,728)	—	(438,687)	(1,185,415)

Loss before income tax benefit	$(3,750,811)	$(1,546,707)	$(244,361)	$(5,541,879)

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

8.    INVESTMENTS

Investments of the Company’s insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2003 and 2002 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2003
Securities held-to-maturity:
Fixed maturity securities:
U.S. treasury securities and obligations of U.S. government corporations and agencies	$47,547,267	$3,780,331	$—	$51,327,598
Mortgage-backed securities	2,298,081	228,745	—	2,526,826

Total securities held-to-maturity	$49,845,348	$4,009,076	$—	$53,854,424

Securities available-for-sale:
Fixed maturity securities:
U.S. treasury securities and obligations of U.S. government corporations and agencies	$170,445,955	$703,239	$—	$171,149,194
Obligations of states and political subdivisions	140,694,351	6,381,069	(300,188)	146,775,232
Mortgage-backed securities	19,311,455	1,967,145	—	21,278,600
Public utilities	20,171,434	1,714,421	(86,518)	21,799,337
Corporate securities	148,887,343	14,194,708	(298,656)	162,783,395

Total fixed maturity securities	499,510,538	24,960,582	(685,362)	523,785,758

Equity securities:
Common stocks	38,498,075	10,188,751	(206,828)	48,479,998
Non-redeemable preferred stocks	500,000	28,500	—	528,500

Total equity securities	38,998,075	10,217,251	(206,828)	49,008,498

Total securities available-for-sale	$538,508,613	$35,177,833	$(892,190)	$572,794,256

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002
Securities held-to-maturity:
Fixed maturity securities:
U.S. treasury securities and obligations of U.S. government corporations and agencies	$49,956,691	$6,190,424	$—	$56,147,115
Mortgage-backed securities	5,076,984	414,938	—	5,491,922

Total securities held-to-maturity	$55,033,675	$6,605,362	$—	$61,639,037

Securities available-for-sale:
Fixed maturity securities:
U.S. treasury securities and obligations of U.S. government corporations and agencies	$110,033,485	$1,354,496	$(6,934)	$111,381,047
Obligations of states and political subdivisions	81,425,249	5,706,479	(15,640)	87,116,088
Mortgage-backed securities	21,054,770	2,426,541	—	23,481,311
Debt securities issued by foreign governments	6,483,656	1,104,054	—	7,587,710
Public utilities	46,979,003	2,431,362	(303,457)	49,106,908
Corporate securities	193,868,765	17,010,070	(3,695,933)	207,182,902

Total fixed maturity securities	459,844,928	30,033,002	(4,021,964)	485,855,966

Equity securities:
Common stocks	37,944,030	1,472,034	(5,277,079)	34,138,985
Non-redeemable preferred stocks	500,000	—	(42,000)	458,000

Total equity securities	38,444,030	1,472,034	(5,319,079)	34,596,985

Total securities available-for-sale	$498,288,958	$31,505,036	$(9,341,043)	$520,452,951

In November 2003, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on certain disclosures required by EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which is effective for fiscal years ending after December 15, 2003. EITF Issue 03-1 requires certain quantitative and qualitative disclosures for debt and equity securities classified as available-for-sale or held-to-maturity that are impaired at the balance sheet date but have not been recognized as other-than-temporary impairments. The Company’s adoption of this EITF, which only requires additional disclosures, did not have any effect on the operating results of the Company.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The following table sets forth the estimated fair value and unrealized losses of securities in an unrealized loss position as of December 31, 2003 listed by length of time the securities have been in an unrealized loss position.

	Less than twelve months		Twelve months or longer		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Obligations of states and political subdivisions	$22,800,627	$300,188	$—	$—	$22,800,627	$300,188
Public utilities	2,487,500	86,518	—	—	2,487,500	86,518
Corporate Securities	11,519,158	129,669	5,679,227	168,987	17,198,385	298,656

Subtotal, fixed maturity securities	36,807,285	516,375	5,679,227	168,987	42,486,512	685,362

Equity securities	2,040,512	76,659	1,134,251	130,169	3,174,763	206,828

Total temporarily impaired securities	$38,847,797	$593,034	$6,813,478	$299,156	$45,661,275	$892,190

The Company uses several factors to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security’s value and performance in the context of the overall markets, length of time and extent the security’s fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company’s ability and intent to hold the fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2003.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:
Due in one year or less	$16,997,445	$17,822,500
Due after one year through five years	27,063,720	29,841,985
Due after five years through ten years	2,488,435	2,647,213
Due after ten years	997,667	1,015,900
Mortgage-backed securities	2,298,081	2,526,826

Totals	$49,845,348	$53,854,424

Securities available-for-sale:
Due in one year or less	$106,453,766	$106,485,455
Due after one year through five years	31,350,344	34,042,389
Due after five years through ten years	97,852,171	106,724,729
Due after ten years	244,542,802	255,254,585
Mortgage-backed securities	19,311,455	21,278,600

Totals	$499,510,538	$523,785,758

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The mortgage-backed securities shown in the above table include $12,557,063 of securities issued by government corporations and agencies. Investment yields may vary from those anticipated due to changes in prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,
	2003	2002	2001
Fixed maturity securities held-to-maturity: (1)
Gross realized investment gains	$781	$—	$21,042
Gross realized investment losses	—	—	—

Fixed maturity securities available-for-sale: (2)
Gross realized investment gains	8,624,525	960,705	235,515
Gross realized investment losses	(4,877,307)	(3,831,374)	(19,039)

Equity securities available-for-sale: (3)
Gross realized investment gains	2,885,412	4,654,622	4,050,256
Gross realized investment losses	(5,463,713)	(4,943,154)	(3,487,192)

Totals	$1,169,698	$(3,159,201)	$800,582

(1)	Investment gains and losses realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

(2)	Investment losses realized on fixed maturity securities available-for-sale for the year ended December 31, 2002 include other-than-temporary impairment write-downs totaling $3,821,466.

(3)	Investment losses realized on equity securities for the year ended December 31, 2003 include other-than-temporary impairment write-downs totaling $1,566,985. All of the impaired equity securities were sold during 2003 generating gross realized gains of $619,069 and gross realized losses of $47,558.

A summary of net investment income is as follows:

	Year ended December 31,
	2003	2002	2001
Interest on fixed maturities	$29,027,370	$31,909,946	$29,507,515
Dividends on equity securities	587,723	605,079	551,066
Interest on short-term investments	440,902	690,046	1,425,167
Interest on long-term investments	371,340	103,763	—
Fees from securities lending	92,671	120,489	132,905

Total investment income	30,520,006	33,429,323	31,616,653
Investment expenses	(817,545)	(651,190)	(647,023)

Net investment income	$29,702,461	$32,778,133	$30,969,630

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,
	2003	2002	2001
Fixed maturity securities	$(1,735,818)	$19,097,214	$2,206,640
Applicable deferred income tax (benefit) expense	(607,536)	6,684,025	819,396

Total fixed maturity securities	(1,128,282)	12,413,189	1,387,244

Equity securities	13,857,468	(8,483,491)	(1,341,098)
Applicable deferred income tax expense (benefit)	4,850,114	(2,969,226)	(409,606)

Total equity securities	9,007,354	(5,514,265)	(931,492)

Total available-for-sale securities	$7,879,072	$6,898,924	$455,752

9.    INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2003 and 2002 are as follows:

	Year ended December 31,
	2003	2002
Loss reserve discounting	$17,036,591	$15,730,089
Unearned premium reserve limitation	8,592,924	7,993,385
Postretirement benefits	2,671,261	2,364,160
Other policyholders’ funds payable	486,708	362,468
Minimum tax credits	954,954	1,730,815
Other-than-temporary impairment losses on investments	1,337,513	1,337,513
Other, net	1,311,318	1,789,128

Total deferred income tax asset	32,391,269	31,307,558

Deferred policy acquisition costs	(9,358,224)	(8,724,401)
Net unrealized holding gains	(11,999,975)	(7,757,397)
Other, net	(687,641)	(839,588)

Total deferred income tax liability	(22,045,840)	(17,321,386)

Net deferred income tax asset	$10,345,429	$13,986,172

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is “more likely than not” that the Company’s net deferred income tax asset will be realized.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The actual income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differed from the “expected” tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,
	2003	2002	2001
Computed “expected” tax expense (benefit)	$9,793,804	$7,662,213	$(1,939,658)
Increases (decreases) in tax resulting from:
Tax-exempt interest income	(2,079,465)	(1,441,502)	(1,509,839)
Other, net	(81,166)	(430,413)	13,750

Income tax expense (benefit)	$7,633,173	$5,790,298	$(3,435,747)

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year ended December 31,
	2003	2002	2001
Income tax expense (benefit) on:
Operations	$7,633,173	$5,790,298	$(3,435,747)
Unrealized holding gains (losses) on revaluation of securities available-for-sale	4,242,578	3,714,799	409,790
Minimum pension liability	101,373	(101,373)	—

Comprehensive income tax expense (benefit)	$11,977,124	$9,403,724	$(3,025,957)

10.    SURPLUS NOTES

On December 28, 2001, three of the Company’s property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual at an annual interest rate of 5.38 percent. On June 27, 2002, the Company’s reinsurance subsidiary issued an $11,000,000 surplus note to Employers Mutual at an annual interest rate of 5.25 percent. The surplus notes do not have a maturity date. Effective April 1, 2003, the surplus notes were reissued at an annual interest rate of 3.09 percent. Payment of interest and repayment of principal can only be repaid out of the subsidiary’s statutory surplus earnings and is subject to approval by the Iowa Insurance Commissioner. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the subsidiaries. Interest expense on surplus notes amounted to $1,320,266 for 2003 and $1,638,716 for 2002.

11.    INSTALLMENT BASIS PREMIUMS

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,423, invested assets increased $11,880,803 and the Company incurred $1,706,181 of commission expense and $297,439 of premium tax expense. These expenses were offset by a $3,054,573 increase in deferred policy acquisition costs, resulting in $1,050,953 of non-recurring income.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

12.    EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and two postretirement benefit plans. Although the Company has no employees of its own, under the terms of the pooling agreement as described in note 2, the Company is responsible for its pool participation share of Employers Mutual’s benefit plan expenses and related benefit plan prepaid assets and liabilities. Accordingly, the Company’s consolidated balance sheets reflect the Company’s share of the total plans’ assets and liabilities, including a minimum pension liability at December 31, 2003 and 2002.

Employers Mutual’s pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee’s age and date of service. Benefits generally vest after five years of service. It is Employers Mutual’s policy to fund pension costs according to regulations provided under the Internal Revenue Code.

Employers Mutual also offers postretirement benefit plans, which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts, which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132, as revised, is effective for financial statements for fiscal years ending after December 15, 2003, except disclosure of estimated benefit payments, which is effective for fiscal years ended after June 15, 2004. The Company’s adoption of this revised statement, which only requires additional disclosures, did not have any effect on the operating results of the Company.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This legislation is expected to eventually reduce the cost of Employers Mutual’s health care postretirement benefit plan. Because of various uncertainties, including Employers Mutual’s response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under FASB Staff Position No. FAS 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The following table sets forth the funded status of the Employers Mutual pension plan and postretirement benefit plans as of December 31, 2003 and 2002, based upon a measurement date of November 1, 2003 and 2002, respectively:

	Pension plan		Postretirement benefit plans
	2003	2002	2003	2002
Change in projected benefit obligation:
Benefit obligation at beginning of year	$111,790,069	$98,008,250	$66,309,000	$46,759,000
Service cost	6,161,019	5,299,831	4,401,000	2,964,000
Interest cost	6,992,656	6,576,584	4,263,000	3,223,000
Actuarial loss	5,316,003	6,769,141	(5,157,878)	14,954,000
Benefits paid	(9,642,971)	(4,960,786)	(1,481,498)	(1,591,000)
Acquisition	—	—	4,453,847	—
Amendments	—	97,049	—	—

Projected benefit obligation at end of year	120,616,776	111,790,069	72,787,471	66,309,000

Change in plan assets:
Fair value of plan assets at beginning of year	82,198,366	83,408,910	12,737,000	5,937,000
Actual return on plan assets	11,252,353	(1,240,498)	418,739	326,000
Employer contributions	9,869,000	4,990,740	4,300,000	8,065,000
Benefits paid	(9,642,971)	(4,960,786)	(1,481,498)	(1,591,000)

Fair value of plan assets at end of year	93,676,748	82,198,366	15,974,241	12,737,000

Funded status	(26,940,028)	(29,591,703)	(56,813,230)	(53,572,000)
Unrecognized net actuarial loss	21,576,909	21,963,572	15,587,383	21,438,000
Unrecognized prior service costs	4,109,466	4,899,114	—	—
Employer contributions	—	—	500,000	—

Net amount recognized	$(1,253,653)	$(2,729,017)	$(40,725,847)	$(32,134,000)

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit liability	$(4,831,428)	$(8,633,268)	$(40,725,847)	$(32,134,000)
Intangible asset	3,577,775	4,899,114	—	—
Accumulated other comprehensive loss	—	1,005,137	—	—

Net amount recognized	$(1,253,653)	$(2,729,017)	$(40,725,847)	$(32,134,000)

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The accumulated benefit obligation for the pension plan amounted to $98,508,176 and $90,831,634 for the years ended December 31, 2003 and 2002, respectively.

During 2003, Employers Modern Life Company (EML), an affiliate of Employers Mutual, acquired National Travelers Life Company (NTL) and the company’s name was changed to EMC National Life Company (EMCNL). EML participated in Employers Mutual’s pension plan and postretirement benefit plans. As a result of the acquisition, EML pension plan participants were “spun-off” into a separate EMCNL pension plan. A payment of $2,567,367 was made from Employers Mutual’s plan assets to the EMCNL pension plan, which is reflected as a benefit payment. The corresponding reduction in the benefit obligation is reflected as an actuarial gain of the plan. The employees and retirees of NTL were also granted benefits under the Employers Mutual postretirement benefit plans. As a result, an additional liability of $4,453,847 was recognized by the plans. EMCNL is responsible for the entire additional liability.

The components of net periodic benefit cost for the Employers Mutual pension plan and postretirement benefit plans is as follows:

	Year ended December 31,
	2003	2002	2001
Pension plan:
Service cost	$6,161,019	$5,299,831	$4,885,731
Interest cost	6,992,656	6,576,584	6,640,491
Expected return on plan assets	(6,516,913)	(6,744,907)	(7,836,882)
Recognized net actuarial loss	967,226	—	—
Amortization of prior service costs	789,648	784,219	781,043

Net periodic pension benefit cost	$8,393,636	$5,915,727	$4,470,383

Postretirement benefit plans:
Service cost	$4,401,000	$2,964,000	$2,299,000
Interest cost	4,263,000	3,223,000	2,644,000
Expected return on assets	(737,000)	(518,000)	(318,000)
Amortization of net loss (gain)	1,011,000	150,000	(1,000)
Amortization of prior service costs	—	535,000	571,000

Net periodic postretirement benefit cost	$8,938,000	$6,354,000	$5,195,000

The weighted average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,
	2003	2002
Pension plan:
Discount rate	6.00%	6.50%
Rate of compensation increase	4.82%	5.93%
Postretirement benefit plans:
Discount rate	6.00%	6.50%

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

The weighted average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,
	2003	2002	2001
Pension plan:
Discount rate	6.50%	7.00%	7.75%
Expected long-term rate of return on plan assets	8.00	8.50	8.50
Rate of compensation increase	5.93	5.96	5.96

Postretirement benefit plans:
Discount rate	6.50%	7.00%	7.75%
Expected long-term rate of return on plan assets	5.00	6.00	6.00

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management’s investment strategy.

The assumed weighted average annual rate of increase in the per capita cost of covered health care benefits (i.e. the health care cost trend rate) for 2003 is 11.00 percent, and is assumed to decrease gradually to 5.00 percent in 2009 and remain at that level thereafter. The health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point
	Increase	Decrease
Effect on total of service and interest cost	$1,826,788	$(1,422,601)
Effect on postretirement benefit obligation	12,254,397	(9,724,178)

Pension liabilities reflected in the Company’s financial statements totaled $1,453,421 (including $1,016,492 of additional minimum liability) in 2003 and $2,487,560 (including $1,701,355 of additional minimum liability) in 2002. The Company’s financial statements also reflect an intangible asset associated with the pension plan of $1,016,492 in 2003 and $1,411,716 in 2002. The $289,639 difference between the additional minimum liability and the intangible asset in 2002 is reflected as other comprehensive loss in the Company’s stockholders’ equity. Pension expense allocated to the Company amounted to $2,000,219, $1,406,306 and $1,060,259 in 2003, 2002 and 2001, respectively.

Postretirement benefit liabilities reflected in the Company’s financial statements totaled $8,512,179 in 2003 and $7,526,789 in 2002. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2003, 2002 and 2001 was $2,106,010, $1,486,724 and $1,214,255, respectively.

The Employers Mutual pension plan weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2003	2002
Equity securities	62.6%	46.2%
Debt securities	28.0	46.0
Real estate	9.4	7.8

Total	100.0%	100.0%

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Employers Mutual uses a total return investment strategy for its pension plan assets. Prior to 2003 the allocation mix for plan assets was targeted at 50 percent for equity securities and 50 percent for debt securities. During 2003, Employers Mutual hired an outside consultant to conduct an asset/liability study of the pension plan in order to establish long-term goals for the allocation of plan assets. Based on the results of this study, Employers Mutual concluded that it could tolerate a higher level of risk to achieve a higher rate of return and elected to change its target allocation mix to 70 percent equity securities and 30 percent debt securities. This change in allocation mix was initiated in 2003 and will be completed in 2004. Plan assets will be diversified among active and passive managers. Employers Mutual does not use derivatives in its investment of pension assets.

The Employers Mutual postretirement benefit plan weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2003	2002
Life insurance policies	64.3%	80.4%
Short-term investments	29.4	19.6
Debt securities	6.3	—

Total	100.0%	100.0%

Plan assets for Employers Mutual’s postretirement benefit plans are primarily invested in universal life insurance policies issued by EMCNL, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.50 percent.

Employers Mutual plans to contribute approximately $10,000,000 to the pension plan and $3,300,000 to the postretirement benefit plans in 2004.

The Company participates in several other retirement plans sponsored by Employers Mutual, including a 401(k) Plan, an Executive Non-Qualified Excess Plan, an Excess Retirement Benefit Agreement and a Supplemental Executive Retirement Plan. The Company’s share of expenses for these plans amounted to $912,103, $703,555 and $379,988 in 2003, 2002 and 2001, respectively.

13.    STOCK PLANS

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 500,000 shares have been reserved for the 2003 Employers

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 1,000,000 shares have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan).

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1993 Plan. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments.

The Senior Executive Compensation and Stock Option Committee (the “Committee”) of Employers Mutual’s Board of Directors (the “Board”) is the administrator of the plans. Option prices are determined by the Committee but cannot be less than the fair value of the stock on the date of grant.

During 2003, 113,225 options were granted under the 2003 Plan to eligible participants at a price of $16.88 and 157,392 options were exercised under the plans at prices ranging from $16.70 to $21.49. A summary of the activity under Employers Mutual’s incentive stock option plans for 2003, 2002 and 2001 is as follows:

	2003		2002		2001
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	678,757	$11.65	723,378	$10.84	809,882	$10.71
Granted	113,225	16.88	65,900	18.30	10,700	11.38
Exercised	(157,392)	10.50	(98,864)	10.26	(85,377)	9.58
Expired	(3,975)	13.96	(11,657)	10.88	(11,827)	11.28

Outstanding, end of year	630,615	12.86	678,757	11.65	723,378	10.84

Exercisable, end of year	349,960	$11.85	404,807	$11.35	407,108	$11.18

	December 31, 2003
	Options Outstanding			Options Exercisable
Range of option exercise prices	Number outstanding	Weighted- average exercise price	Weighted- average remaining contractual life	Number exercisable	Weighted- average exercise price
$ 8.81 — $10.00	229,164	$9.31	5.31	130,454	$9.35
11.38 — 13.69	226,406	12.96	3.88	206,986	13.03
16.88 — 18.30	175,045	17.39	8.74	12,520	18.30

	630,615	12.86	5.75	349,960	11.85

Employee Stock Purchase Plan

A total of 500,000 shares of the Company’s common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $13,214, $6,817 and $6,889 in 2003, 2002 and 2001, respectively.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

During 2003, a total of 11,884 options were exercised at prices of $16.03 and $17.97. Activity under the plan was as follows:

	Year ended December 31,
	2003	2002	2001
Shares available for purchase, beginning of year	302,039	313,755	327,489
Shares purchased under plan	(11,884)	(11,716)	(13,734)

Shares available for purchase, end of year	290,155	302,039	313,755

Non-Employee Director Stock Purchase Plan

A total of 200,000 shares of the Company’s common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the “Disinterested Director Committee” of the Board as of the beginning of the option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. The Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan previously in place expired on May 20, 2003 and the remaining 139,328 shares were deregistered. Expenses allocated to the Company in connection with these plans totaled $1,878, $0 and $5,819 in 2003, 2002 and 2001, respectively.

During 2003, a total of 3,713 options were exercised at prices ranging from $12.34 to $14.47. Activity under the plan was as follows:

	Year ended December 31,
	2003	2002	2001
Shares available for purchase, beginning of year	141,197	143,158	143,158
Shares purchased under expired plan	(1,869)	—	—
Shares deregistered under expired plan	(139,328)	—	—
Shares registered for use in 2003 plan	200,000	—	—
Shares purchased under 2003 plan	(1,844)	(1,961)	—

Shares available for purchase, end of year	198,156	141,197	143,158

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company’s common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Since the third quarter of 1998, all shares of common stock issued under the plan have been purchased in the open market through the Company’s transfer agent. Employers Mutual continued to participate in the Dividend Reinvestment Plan in 2003. In March of 2003, Employers Mutual surpassed the 80 percent ownership threshold of EMC Insurance Group Inc. Employers Mutual has indicated that it may continue to participate in the dividend

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

reinvestment plan in the future; however, its reinvestment percentage will be adjusted to the level necessary to maintain the 80 percent ownership threshold. Activity under the plan was as follows:

	Year ended December 31,
	2003	2002	2001
Shares available for purchase, beginning of year	416,899	501,230	880,679
Shares purchased under plan	(145,061)	(84,331)	(379,449)

Shares available for purchase, end of year	271,838	416,899	501,230

Range of purchase prices	$16.98 to $21.32	$15.38 to $21.99	$11.50 to $17.25

14.    DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value for fixed maturities, equity securities and short-term investments is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 8).

The carrying value of the surplus notes approximates their estimated fair value since their interest rates approximate current interest rates and the companies’ credit ratings have not changed.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management’s opinion, these values reflect fair value at December 31, 2003.

The estimated fair value of the Company’s financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2003
Assets:
Fixed maturity securities:
Held-to-maturity	$49,845,348	$53,854,424
Available-for-sale	523,785,758	523,785,758
Equity securities available-for-sale	49,008,498	49,008,498
Short-term investments	63,568,064	63,568,064
Other long-term investments	4,758,019	4,758,019
Liabilities:
Surplus notes	36,000,000	36,000,000

December 31, 2002
Assets:
Fixed maturity securities:
Held-to-maturity	$55,033,675	$61,639,037
Available-for-sale	485,855,966	485,855,966
Equity securities available-for-sale	34,596,985	34,596,985
Short-term investments	29,650,230	29,650,230
Other long-term investments	3,057,000	3,057,000
Liabilities:
Surplus notes	36,000,000	36,000,000

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

15.    CONTINGENT LIABILITIES

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

The members of the pooling agreement have purchased annuities to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company, under the current terms of the pooling agreement, is contingently liable for 23.5 percent of these annuities (see note 2). The Company is contingently liable to various claimants in the amount of $752,884 in the event that the issuing company would be unable to fulfill its obligations.

16.    UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,
	March 31	June 30	September 30	December 31
2003
Total revenues	$86,646,867	$90,215,736	$92,594,260	$92,900,176

Income before income tax expense	$9,543,476	$1,419,592	$8,922,814	$8,096,414
Income tax expense (benefit)	3,097,798	(10,600)	2,540,710	2,005,265

Net income	$6,445,678	$1,430,192	$6,382,104	$6,091,149

Net income per share — basic and diluted*	$0.57	$0.12	$0.56	$0.53

2002
Total revenues	$77,157,134	$78,582,787	$81,763,105	$90,024,758

Income before income tax expense	$5,470,323	$3,518,303	$5,971,780	$6,931,630
Income tax expense	1,780,446	573,617	1,670,595	1,765,640

Net income	$3,689,877	$2,944,686	$4,301,185	$5,165,990

Net income per share — basic and diluted*	$0.33	$0.26	$0.38	$0.45

2001
Total revenues	$68,295,006	$71,307,822	$77,180,241	$81,041,170

Income (loss) before income tax expense (benefit)	$2,677,827	$(5,025,762)	$(766,909)	$(2,427,035)
Income tax expense (benefit)	612,674	(2,179,897)	(703,381)	(1,165,143)

Net income (loss)	$2,065,153	$(2,845,865)	$(63,528)	$(1,261,892)

Net income (loss) per share — basic and diluted*	$0.18	$(0.25)	$(0.01)	$(0.11)

*	Because the weighted average shares for the quarters are calculated independent of the weighted average shares for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Investments:
Fixed maturities:
Securities held-to-maturity, at amortized cost (fair value $17,880,055 and $21,167,655)	$16,708,333	$19,423,013
Securities available-for-sale, at fair value (amortized cost $418,343,084 and $382,326,388)	429,175,916	405,758,798
Fixed maturity securities on loan:
Securities held-to-maturity, at amortized cost (fair value $31,210,194 and $32,686,769)	30,042,475	30,422,335
Securities available-for-sale, at fair value (amortized cost $95,186,307 and $117,184,150)	95,823,261	118,026,960
Equity securities available-for-sale, at fair value (cost $41,688,527 and $38,998,075)	53,160,764	49,008,498
Other long-term investments, at cost	5,535,133	4,758,019
Short-term investments, at cost	61,689,723	63,568,064

Total investments	692,135,605	690,965,687
Balances resulting from related party transactions with Employers Mutual:
Reinsurance receivables	18,219,202	15,861,754
Prepaid reinsurance premiums	3,705,503	3,297,228
Intangible asset, defined benefit retirement plan	1,016,492	1,016,492
Other assets	2,692,559	1,857,284
Indebtedness of related party	11,643,050	—
Cash	54,270	(14,069,102)
Accrued investment income	8,182,567	7,821,652
Accounts receivable (net of allowance for uncollectible accounts of $0 and $0)	855,846	379,423
Income taxes recoverable	2,751,391	—
Deferred policy acquisition costs	28,107,899	26,737,784
Deferred income taxes	14,304,125	10,345,429
Goodwill, at cost less accumulated amortization of $2,616,234 and $2,616,234	941,586	941,586
Securities lending collateral	130,530,274	154,556,758

Total assets	$915,140,369	$899,711,975

See accompanying Notes to Interim Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2004	December 31, 2003
LIABILITIES
Balances resulting from related party transactions with Employers Mutual:
Losses and settlement expenses	$393,049,602	$367,923,881
Unearned premiums	131,468,678	124,832,607
Other policyholders’ funds	1,608,747	1,390,594
Surplus notes payable	36,000,000	36,000,000
Indebtedness to related party	—	2,175,118
Employee retirement plans	9,472,736	9,965,600
Other liabilities	30,188,682	19,336,366

Income taxes payable	—	2,780,500
Securities lending obligation	130,530,274	154,556,758

Total liabilities	732,318,719	718,961,424

STOCKHOLDERS’ EQUITY
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,560,632 shares in 2004 and 11,501,065 shares in 2003	11,560,632	11,501,065
Additional paid-in capital	70,409,648	69,113,228
Accumulated other comprehensive income	14,912,315	22,285,668
Retained earnings	85,939,055	77,850,590

Total stockholders’ equity	182,821,650	180,750,551

Total liabilities and stockholders’ equity	$915,140,369	$899,711,975

See accompanying Notes to Interim Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

All balances presented below, with the exception of investment income, realized investment gains (losses) and income tax expense, are the result of related party transactions with Employers Mutual.

	Six months ended June 30,
	2004	2003
REVENUES
Premiums earned	$167,442,569	$162,359,666
Investment income, net	14,139,640	15,233,980
Realized investment gains (losses)	3,581,635	(1,163,201)
Other income	341,591	432,158

	185,505,435	176,862,603

LOSSES AND EXPENSES
Losses and settlement expenses	114,608,626	112,848,707
Dividends to policyholders	1,863,623	1,616,529
Amortization of deferred policy acquisition costs	36,319,823	35,326,862
Other underwriting expenses	15,274,869	14,386,165
Interest expense	556,200	764,066
Other expenses	742,955	957,206

	169,366,096	165,899,535

Income before income tax expense	16,139,339	10,963,068

INCOME TAX EXPENSE
Current	4,312,738	2,897,546
Deferred	11,570	189,652

	4,324,308	3,087,198

Net income	$11,815,031	$7,875,870

Net income per common share — basic and diluted	$1.02	$0.69

Dividends per common share	$0.30	$0.30

Average number of shares outstanding — basic and diluted	11,540,381	11,423,035

See accompanying Notes to Interim Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six months ended June 30,
	2004	2003
Net income	$11,815,031	$7,875,870

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized holding gains (losses) arising during the period, before deferred income tax expense (benefit)	(7,771,084)	11,368,051
Deferred income tax expense (benefit)	(2,719,879)	3,978,820

	(5,051,205)	7,389,231

Reclassification adjustment for (gains) losses included in net income, before income tax expense (benefit)	(3,572,536)	1,163,934
Income tax expense (benefit)	1,250,388	(407,377)

	(2,322,148)	756,557

Other comprehensive income (loss)	(7,373,353)	8,145,788

Total comprehensive income	$4,441,678	$16,021,658

See accompanying Notes to Interim Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,815,031	$7,875,870

Adjustments to reconcile net income to net cash provided by operating activities:
Balances resulting from related party transactions with Employers Mutual:
Losses and settlement expenses	25,125,721	19,758,981
Unearned premiums	6,636,071	10,215,251
Other policyholders’ funds	218,153	318,118
Indebtedness to related party	(13,818,168)	(18,655,769)
Employee retirement plans	(492,864)	955,883
Reinsurance receivables	(2,357,448)	(554,930)
Prepaid reinsurance premiums	(408,275)	(2,199,307)
Commissions payable	(1,919,523)	(1,347,023)
Interest payable	(278,100)	(1,559,266)
Prepaid assets	(652,703)	(1,556,967)

Deferred policy acquisition costs	(1,370,115)	(1,763,508)
Accrued investment income	(360,915)	1,127,730
Accrued income taxes:
Current	(5,531,891)	(2,502,465)
Deferred	11,570	189,652
Realized investment (gains) losses	(3,581,635)	1,163,201
Other, net	(1,532,932)	(1,528,778)

	(313,054)	2,060,803

Net cash provided by operating activities	11,501,977	9,936,673

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of fixed maturity securities held-to-maturity	3,101,227	4,159,415
Purchases of fixed maturity securities available-for-sale	(382,757,028)	(355,084,966)
Disposals of fixed maturity securities available-for-sale	385,443,985	365,111,374
Purchases of equity securities available-for-sale	(19,931,703)	(14,067,053)
Disposals of equity securities available-for-sale	18,034,266	13,709,963
Purchase of other long-term investments	(1,020,000)	(750,000)
Disposal of other long-term investments	242,886	331,527
Net sales (purchases) of short-term investments	1,878,341	(24,811,490)

Net cash provided by (used in) investing activities	4,991,974	(11,401,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Balances resulting from related party transactions with Employers Mutual:
Issuance of common stock through Employers Mutual’s stock option plans	1,355,987	1,151,078
Dividends paid to Employers Mutual	(2,795,176)	(2,744,632)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expense)	(262,268)	(419,509)
Dividends paid to stockholders	(669,122)	(683,571)

Net cash used in financing activities	(2,370,579)	(2,696,634)

NET INCREASE (DECREASE) IN CASH	14,123 372	(4,161,191)
Cash at beginning of year	(14,069,102)	(119,097)

Cash at end of quarter	$54,270	$(4,280,288)

See accompanying Notes to Interim Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2004

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim financial statements have been included. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

The consolidated balance sheet at December 31, 2003 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by GAAP for complete financial statements.

Certain amounts previously reported in prior years’ consolidated financial statements have been reclassified to conform to current year presentation.

In reading these financial statements, reference should be made to the Company’s 2003 Form 10-K or the 2003 Annual Report to Stockholders for more detailed footnote information.

2.    STOCK BASED COMPENSATION

The Company accounts for the stock option plans using the recognition and measurement principles of the intrinsic value method (APB 25). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to Employers Mutual’s stock option plans:

	Six months ended June 30,
	2004	2003
Net income, as reported	$11,815,031	$7,875,870
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	16,187	12,692

Pro forma net income	$11,798,844	$7,863,178

Net income per share:
Basic and diluted — As reported	$1.02	$0.69
Basic and diluted — Pro forma	$1.02	$0.69

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(Unaudited)

June 30, 2004

3.    SEGMENT INFORMATION

The Company’s operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate.

Six months ended June 30, 2004	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$123,569,319	$43,873,250		$167,442,569
Underwriting gain (loss)	(4,020,260)	3,395,888		(624,372)
Net investment income	9,520,781	4,592,964	$25,895	14,139,640
Realized investment gains	2,742,033	839,602	—	3,581,635
Other income	341,591	—	—	341,591
Interest expense	386,250	169,950	—	556,200
Other expense	408,463	—	334,492	742,955

Income (loss) before income tax expense (benefit)	$7,789,432	$8,658,504	$(308,597)	$16,139,339

Six months ended June 30, 2003
Premiums earned	$119,547,945	$42,811,721		$162,359,666
Underwriting gain (loss)	(1,214,328)	(604,269)		(1,818,597)
Net investment income	10,738,318	4,439,732	$55,930	15,233,980
Realized investment losses	(943,531)	(219,670)	—	(1,163,201)
Other income	432,158	—	—	432,158
Interest expense	533,112	230,954	—	764,066
Other expense	610,422	—	346,784	957,206

Income (loss) before income tax expense (benefit)	$7,869,083	$3,384,839	$(290,854)	$10,963,068

4.    INCOME TAXES

The actual income tax expense for the six months ended June 30, 2004 and 2003 differed from the “expected” tax expense for those periods (computed by applying the United States federal corporate tax rate of 35 percent to income before income tax expense) as follows:

	Six months ended June 30,
	2004	2003
Computed “expected” tax expense	$5,648,769	$3,837,074

Increases (decreases) in tax resulting from:
Tax-exempt interest income	(1,400,289)	(885,541)
Proration of tax-exempt interest and dividends received deduction	222,427	83,909
Other, net	(146,599)	51,756

Income tax expense	$4,324,308	$3,087,198

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(Unaudited)

June 30, 2004

5.    EMPLOYEE RETIREMENT PLANS

The components of net periodic benefit cost for the Employers Mutual pension plan and postretirement benefit plans are as follows:

	Six months ended June 30,
	2004	2003
Pension Plan:
Service cost	$3,409,260	$3,080,510
Interest cost	3,510,444	3,496,328
Expected return on plan assets	(3,380,264)	(3,258,456)
Recognized net actuarial loss	427,844	483,614
Amortization of prior service costs	382,912	394,824

Net periodic pension benefit cost	$4,350,196	$4,196,820

Postretirement benefit plans:
Service cost	$2,288,254	$2,200,500
Interest cost	2,157,018	2,131,500
Expected return on plan assets	(450,442)	(368,500)
Amortization of net loss	295,660	505,500

Net periodic postretirement benefit cost	$4,290,490	$4,469,000

Pension expense allocated to the Company amounted to $1,057,447 and $1,011,647 for the six months ended June 30, 2004 and 2003, respectively.

Postretirement benefit expense allocated to the Company amounted to $963,705 and $1,053,005 for the six months ended June 30, 2004 and 2003, respectively.

Employers Mutual plans to contribute approximately $21,000,000 to the pension plan and $3,300,000 to the postretirement benefit plans in 2004. As of June 30, 2004 Employers Mutual has contributed $10,000,000 to the pension plan and $3,335,000 to the postretirement benefit plans.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. In January 2004, the Financial Accounting Standards Board (FASB) issued Staff Position FAS No. 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Because of various uncertainties, including Employers Mutual’s response to this legislation and the appropriate accounting methodology for this event, the Company elected to defer financial recognition of this legislation as permitted under FAS 106-1. In May 2004, the FASB issued Staff Position FAS No. 106-2 which is effective for interim and annual periods beginning after June 15, 2004. FAS No. 106-2 provides accounting guidance and disclosure requirements for the prescription drug subsidy established under the Act. The Company is currently evaluating the impact FSP No. 106-2 will have on net income.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(Unaudited)

June 30, 2004

6.    CONTINGENT LIABILITIES

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

The participants of the pooling agreement have purchased annuities from various companies to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company, under the current terms of the pooling agreement, is contingently liable for 23.5 percent of these annuities. The Company believes the contingent liability to various claimants in the event that the issuing company would be unable to fulfill its obligations would not have a material adverse effect on its financial condition or its results of operations.

7.    UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,
	March 31	June 30
2004
Total revenues	$91,209,265	$94,296,170

Income before income tax expense	$12,363,360	$3,775,979
Income tax expense	4,014,265	310,043

Net income	$8,349,095	$3,465,936

Net income per share—basic and diluted	$0.72	$0.30

2003
Total revenues	$86,646,867	$90,215,736

Income before income tax expense (benefit)	$9,543,476	$1,419,592
Income tax expense (benefit)	3,097,798	(10,600)

Net income	$6,445,678	$1,430,192

Net income per share—basic and diluted	$0.57	$0.12

3,800,000 Shares

EMC Insurance Group Inc.

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

A.G. Edwards

KeyBanc Capital Markets

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The expenses (other than the underwriters’ discounts) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee		$14,559.43
NASD filing fee		11,991.26
Nasdaq National Market listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment

All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee. Of the estimated expenses of $                    , we will pay $                     and the selling stockholder will pay $                    .

Item 14.    Indemnification of Directors and Officers.

Iowa Business Corporation Act

Sections 851 and 856 of the Iowa Business Corporation Act provide that a corporation has the power to indemnify its directors and officers against liabilities and expenses incurred by reason of such person serving in the capacity of director or officer, if such person has acted in good faith and in a manner reasonably believed by the individual to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful. The foregoing indemnity provisions notwithstanding, in the case of actions brought by or in the right of the corporation, no indemnification shall be made to such director or officer with respect to any matter as to which such individual has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines that indemnification is proper under the circumstances.

Restated Articles

Article IX of our restated articles of incorporation provides that we shall indemnify our directors to the fullest extent possible under the Iowa Business Corporation Act. Article IX of our by-laws extends the same indemnity to our officers. Article VIII of our articles provides that no director shall be liable to us or our stockholders for monetary damages for breach of the individual’s fiduciary duty as a director, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on us or the stockholders; (iii) a violation of section 490.833 of the Code of Iowa; or (iv) an intentional violation of criminal law.

Insurance

We maintain a directors’ and officers’ liability insurance policy to insure against losses arising from claims made against our directors and officers, subject to the limitations and conditions as set forth in the policies.

Underwriting Agreement

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to Section              of the form of underwriting agreement which is filed as Exhibit 1 hereto.

Item 15.    Recent Sales of Unregistered Securities.

None.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.		Description of Document
1*		Underwriting Agreement.

3		Articles of incorporation and by-laws:

	3.1**	Restated Articles of Incorporation of the Company.

	3.2	By-Laws of the Company, as amended. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

4**		Specimen of Common Stock Certificate.

5*		Opinion of Nyemaster, Goode, West, Hansell & O’Brien, P.C.

10		Material Contracts:

	10.1**	Quota Share Reinsurance Contract between Employers Mutual Casualty Company and EMC Reinsurance Company.

	10.2**	2004 Senior Executive Compensation Bonus Program.

	10.3	EMC Insurance Companies Reinsurance Pooling Agreement between Employers Mutual Casualty Company and certain of its affiliated companies, as amended and as proposed to be amended.

	10.4	Deferred Bonus Compensation Plans. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 1998.)

	10.5**	2004 Executive Contingent Salary Plan — EMC Reinsurance Company.

	10.6	EMC Insurance Group Inc. Amended and Restated Dividend Reinvestment and Common Stock Purchase Plan. (Incorporated by reference to Registration No. 33-34499.)

	10.7	Employers Mutual Casualty Company Excess Retirement Benefit Agreement. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 1998.)

	10.8	Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. (Incorporated by reference to Registration No. 33-49335.)

	10.9	1993 Employers Mutual Casualty Company Incentive Stock Option Plan. (Incorporated by reference to Registration Nos. 33-49337 and 333-45279.)

	10.10	2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. (Incorporated by reference to Registration No. 333-104469.)

	10.11	Employers Mutual Casualty Company Supplemental Executive Retirement Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2000.)

Exhibit No.			Description of Document

		10.12	EMCC Option It! Deferred Bonus Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

		10.13	EMCC Board of Directors Option It! Deferred Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

		10.14	Employers Mutual Casualty Company Executive Non-Qualified Excess Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2003.)

		10.15	2003 Employers Mutual Casualty Company Incentive Stock Option Plan. (Incorporated by reference to Registration No. 333-103722.)

21			Subsidiaries of Registrant. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2003.)

23			Consents of experts and counsel:

		23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

		23.2*	Consent of Nyemaster, Goode, West, Hansell & O’Brien, P.C. (included in Exhibit 5 hereto).

24	**		Power of Attorney (included in the signature page of this registration statement).

*  To be filed by amendment.

**Previously filed.

(b) Financial Statement Schedules:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Schedule I — Summary of Investments — Other Than Investments in Related Parties
Schedule II — Condensed Financial Information of Registrant
Schedule III — Supplementary Insurance Information
Schedule IV — Reinsurance
Schedule VI — Supplemental Information Concerning Property-Casualty Insurance Operations

All other schedules have been omitted for the reason that the items required by such schedules are not present in the consolidated financial statements, are covered in the notes to the consolidated financial statements or are not significant in amount.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated financial statements of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 27, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

February 27, 2004

Des Moines, Iowa

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule I — Summary of Investments —

Other Than Investments in Related Parties

December 31, 2003

Type of investment	Cost	Fair value	Amount at which shown in the balance sheet
Securities held-to-maturity:
Fixed maturities:
United States Government and government agencies and authorities	$47,547,267	$51,327,598	$47,547,267
Mortgage-backed securities	2,298,081	2,526,826	2,298,081

Total fixed maturity securities	49,845,348	53,854,424	49,845,348

Securities available-for-sale:
Fixed maturities:
United States Government and government agencies and authorities	170,445,955	171,149,194	171,149,194
States, municipalities and political subdivisions	140,694,351	146,775,232	146,775,232
Mortgage-backed securities	19,311,455	21,278,600	21,278,600
Public utilities	20,171,434	21,799,337	21,799,337
Corporate securities	148,887,343	162,783,395	162,783,395

Total fixed maturity securities	499,510,538	523,785,758	523,785,758

Equity securities:
Common stocks
Banks, trusts and insurance companies	6,528,117	9,624,863	9,624,863
Industrial, miscellaneous and all other	31,969,958	38,855,135	38,855,135
Non-redeemable preferred stocks	500,000	528,500	528,500

Total equity securities	38,998,075	49,008,498	49,008,498

Other long-term investments	4,758,019	4,758,019	4,758,019
Short-term investments	63,568,064	63,568,064	63,568,064

Total investments	$656,680,044	$694,974,763	$690,965,687

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule II — Condensed Financial Information of Registrant

Condensed Balance Sheets

	December 31,
	2003	2002
ASSETS
Investment in common stock of subsidiaries (equity method)	$176,087,397	$154,552,425
Fixed maturity investments:
Securities available-for-sale, at fair value	516,775	1,676,455
Short-term investments	3,768,427	1,455,824
Cash	168,072	58,676
Accrued investment income	4,545	42,088
Income taxes recoverable	211,760	212,502
Deferred income taxes	204,310	12,764

Total assets	$180,961,286	$158,010,734

LIABILITIES
Accounts payable	$199,015	$227,207
Indebtedness to related party	11,720	15,163

Total liabilities	210,735	242,370

STOCKHOLDERS’ EQUITY
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,501,065 shares in 2003 and 11,399,050 shares in 2002	11,501,065	11,399,050
Additional paid-in capital	69,113,228	67,270,591
Accumulated other comprehensive income	22,285,668	14,218,330
Retained earnings	77,850,590	64,880,393

Total stockholders’ equity	180,750,551	157,768,364

Total liabilities and stockholders’ equity	$180,961,286	$158,010,734

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule II — Condensed Financial Information of Registrant, Continued

Condensed Statements of Income

	Years ended December 31,
	2003	2002	2001
REVENUES
Dividends received from subsidiaries	$7,255,228	$6,250,016	$5,525,096
Investment income	30,368	113,843	194,326
Realized investment gains	—	5,313	—

	7,285,596	6,369,172	5,719,422
Operating expenses	609,563	436,688	438,687

Income before income tax benefit and equity in undistributed net income (loss) of subsidiaries	6,676,033	5,932,484	5,280,735
Income tax benefit	(195,932)	(101,747)	(110,263)

Income before equity in undistributed net income (loss) of subsidiaries	6,871,965	6,034,231	5,390,998
Equity in undistributed net income (loss) of subsidiaries	13,477,158	10,067,507	(7,497,130)

Net income (loss)	$20,349,123	$16,101,738	$(2,106,132)

Condensed Statements of Comprehensive Income

	Years ended December 31,
	2003	2002	2001
Net income (loss)	$20,349,123	$16,101,738	$(2,106,132)

Other Comprehensive Income:
Unrealized holding gains arising during the period, net of deferred income tax expense	8,638,869	4,845,443	962,453
Reclassification adjustment for (gains) losses included in net income (loss), net of income tax expense (benefit)	(759,797)	2,053,481	(506,701)
Adjustment for minimum pension liability associated with Employers Mutual’s pension plan, net of deferred income tax expense (benefit)	188,266	(188,266)	—

Other comprehensive income	8,067,338	6,710,658	455,752

Total comprehensive income (loss)	$28,416,461	$22,812,396	$(1,650,380)

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule II — Condensed Financial Information of Registrant, Continued

Condensed Statements of Cash Flows

	Years ended December 31,
	2003	2002	2001
Net cash provided by operating activities	$6,691,273	$5,988,850	$5,316,361

Cash flows from investing activities
Maturities of fixed maturity securities available-for-sale	1,665,000	1,505,313	—
Purchases of fixed maturity securities available-for-sale	(500,000)	(1,694,104)	—
Net (purchases) sales of short-term investments	(2,312,603)	(467,269)	1,169,110

Net cash (used) provided by investing activities	(1,147,603)	(656,060)	1,169,110

Cash flows from financing activities
Balances resulting from related party transactions with Employers Mutual:
Issuance of common stock	1,944,652	1,326,451	502,007
Dividends paid to Employers Mutual	(5,522,994)	(5,423,042)	(5,275,938)
Dividends to Employers Mutual (reimbursement for non-GAAP expense)	(505,196)	—	—
Dividends paid to stockholders	(1,350,736)	(1,405,064)	(1,511,382)

Net cash used in financing activities	(5,434,274)	(5,501,655)	(6,285,313)

Net increase (decrease) in cash	109,396	(168,865)	200,158
Cash at beginning of year	58,676	227,541	27,383

Cash at end of year	$168,072	$58,676	$227,541

Income taxes received	$—	$2,253	$6,588
Interest received	$—	$—	$123

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule III — Supplementary Insurance Information

For Years Ended December 31, 2003, 2002 and 2001

Segment	Deferred policy acquisition costs	Loss and settlement expense reserves	Unearned premiums	Premium revenue	Net investment income	Losses and settlement expenses incurred	Amortization of deferred policy acquisition costs	Other underwriting expenses	Premiums written (1)
Year ended December 31, 2003:
Property and casualty insurance	$22,844,736	$251,260,260	$107,136,936	$241,237,313	$20,724,017	$168,238,623	$52,932,215	$24,548,745	$249,591,675
Reinsurance	3,893,048	116,663,621	17,695,671	89,385,497	8,948,076	58,265,927	19,027,017	5,376,197	90,057,773
Parent company	—	—	—	—	30,368	—	—	—	—

Consolidated	$26,737,784	$367,923,881	$124,832,607	$330,622,810	$29,702,461	$226,504,550	$71,959,232	$29,924,942	$339,649,448

Year ended December 31, 2002:
Property and casualty insurance	$21,181,714	$229,876,996	$98,723,419	$225,013,076	$23,517,163	$156,152,022	$49,057,682	$20,447,874	$237,633,602
Reinsurance	3,745,147	101,349,757	17,023,395	72,029,957	9,147,127	50,905,834	16,669,334	6,481,098	76,203,278
Parent company	—	—	—	—	113,843	—	—	—	—

Consolidated	$24,926,861	$331,226,753	$115,746,814	$297,043,033	$32,778,133	$207,057,856	$65,727,016	$26,928,972	$313,836,880

Year ended December 31, 2001:
Property and casualty insurance	$18,536,512	$221,986,108	$86,532,102	$203,392,845	$22,457,799	$168,344,370	$42,062,510	$17,990,128	$224,412,085
Reinsurance	2,827,016	92,532,480	12,850,074	61,887,013	8,317,505	53,574,380	13,624,505	4,749,785	66,287,442
Parent company	—	—	—	—	194,326	—	—	—	—

Consolidated	$21,363,528	$314,518,588	$99,382,176	$265,279,858	$30,969,630	$221,918,750	$55,687,015	$22,739,913	$290,699,527

(1)	Written premiums for 2001 include $13,884,423 of additional premiums from a change in the recording of installment-based policies. See note 11 of Notes to Consolidated Financial Statements which is included as Exhibit 13(c) of this Form 10-K.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule IV — Reinsurance

For years ended December 31, 2003, 2002 and 2001

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year ended December 31, 2003:
Consolidated earned premiums	$221,662,098	$236,616,480	$345,577,192	$330,622,810	104.5%

Year ended December 31, 2002:
Consolidated earned premiums	$241,939,466	$252,860,839	$307,964,406	$297,043,033	103.7%

Year ended December 31, 2001:
Consolidated earned premiums	$255,764,274	$266,623,369	$276,138,953	$265,279,858	104.1%

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

Schedule VI — Supplemental Insurance Information Concerning

Property-Casualty Insurance Operations

For Years Ended December 31, 2003, 2002 and 2001

Consolidated property- casualty entities	Deferred policy acquisition costs	Reserves for losses and settlement expenses	Discount, if any, deducted from reserves	Unearned premiums	Earned premiums	Net investment income
Year ended December 31, 2003:	$26,737,784	$367,923,881	$-0-	$124,832,607	$330,622,810	$29,672,093

Year ended December 31, 2002:	$24,926,861	$331,226,753	$-0-	$115,746,814	$297,043,033	$32,664,290

Year ended December 31, 2001:	$21,363,528	$314,518,588	$-0-	$99,382,176	$265,279,858	$30,775,304

Consolidated property- casualty entities	Losses and settlement expenses incurred related to		Amortization of deferred policy acquisition costs	Paid losses and settlement expenses	Premiums Written (1)
	Current Year	Prior Years
Year ended December 31, 2003:	$219,028,236	$7,476,314	$71,959,232	$194,247,192	$339,649,448

Year ended December 31, 2002:	$200,059,798	$6,998,058	$65,727,016	$188,868,718	$313,836,880

Year ended December 31, 2001:	$216,752,003	$5,166,747	$55,687,015	$194,512,990	$290,699,527

(1)	Written premiums for 2001 include $13,884,423 of additional premiums from a change in the recording of installment-based policies. See note 11 of Notes to Consolidated Financial Statements which is included as Exhibit 13(c) of this Form 10-K.

Item 17.    Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(b)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Des Moines, State of Iowa, on September 24, 2004.

EMC INSURANCE GROUP INC.

By:	/S/ BRUCE G. KELLEY
Bruce G. Kelley
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ BRUCE G. KELLEY Bruce G. Kelley	Chief Executive Officer and President (principal executive officer)	September 24, 2004

/S/ MARK E. REESE Mark E. Reese	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	September 24, 2004

*	Director	September 24, 2004
Margaret A. Ball

*	Director	September 24, 2004
George C. Carpenter, III

*	Director	September 24, 2004
David J. Fisher

*	Director	September 24, 2004
George W. Kochheiser

*	Director	September 24, 2004
Raymond A. Michel

*	Director	September 24, 2004
Fredrick A. Schiek
*	Director	September 24, 2004
Joanne L. Stockdale

*By:	/S/ BRUCE G. KELLEY
Bruce G. Kelley Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Document

1*		Underwriting Agreement.

3		Articles of incorporation and by-laws:

	3.1**	Restated Articles of Incorporation of the Company.

	3.2	By-Laws of the Company, as amended. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

4**		Specimen of Common Stock Certificate.

5*		Opinion of Nyemaster, Goode, West, Hansell & O’Brien, P.C.

10		Material Contracts:

	10.1**	Quota Share Reinsurance Contract between Employers Mutual Casualty Company and EMC Reinsurance Company.

	10.2**	2004 Senior Executive Compensation Bonus Program.

	10.3	EMC Insurance Companies Reinsurance Pooling Agreement between Employers Mutual Casualty Company and certain of its affiliated companies, as amended and as proposed to be amended.

	10.4	Deferred Bonus Compensation Plans. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 1998.)

	10.5**	2004 Executive Contingent Salary Plan—EMC Reinsurance Company.

	10.6	EMC Insurance Group Inc. Amended and Restated Dividend Reinvestment and Common Stock Purchase Plan. (Incorporated by reference to Registration No. 33-34499.)

	10.7	Employers Mutual Casualty Company Excess Retirement Benefit Agreement. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 1998.)

	10.8	Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. (Incorporated by reference to Registration No. 33-49335.)

	10.9	1993 Employers Mutual Casualty Company Incentive Stock Option Plan. (Incorporated by reference to Registration Nos. 33-49337 and 333-45279.)

	10.10	2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. (Incorporated by reference to Registration No. 333-104469.)

	10.11	Employers Mutual Casualty Company Supplemental Executive Retirement Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2000.)

	10.12	EMCC Option It! Deferred Bonus Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

	10.13	EMCC Board of Directors Option It! Deferred Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2001.)

	10.14	Employers Mutual Casualty Company Executive Non-Qualified Excess Plan. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2003.)

Exhibit No.			Description of Document

		10.15	2003 Employers Mutual Casualty Company Incentive Stock Option Plan. (Incorporated by reference to Registration No. 333-103722.)

21			Subsidiaries of Registrant. (Incorporated by reference to the Company’s Form 10-K for the calendar year ended December 31, 2003.)

23			Consents of experts and counsel:

		23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

		23.2*	Consent of Nyemaster, Goode, West, Hansell & O’Brien, P.C. (included in Exhibit 5 hereto).

24	**		Power of Attorney (included in the signature page of this registration statement).

*To be filed by amendment.

**Previously filed.